First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton 2146
PO Box 782761
Sandton 2146
Republic of South Africa

Tel: +27 11 783 9903
Fax: +27 11 783 9953
www.Venmyn Projects.com

NATIONAL INSTRUMENT 43-101
PRELIMINARY ECONOMIC ASSESSMENT
OF
TANZANIA ROYALTY EXPLORATION CORPORATIONfS
BUCKREEF GOLD MINE RE-DEVELOPMENT PROJECT
IN
TANZANIA
BY
VENMYN INDEPENDENT PROJECTS (PTY) LIMITED

Complied by

F. HARPER		A.N.CLAY
B.Sc.Hons (Geol.)		M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat ; MGSSA		Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA,
MINERAL INDUSTRY ADVISOR VENMYN		M.Inst.D, AAPG
PROJECTS		MANAGING DIRECTOR VENMYN PROJECTS

Venmyn Ref.	VIP21
Effective Date	23rd August 2012

Directors: A N Clay (British); S E Conquest, E de V Greyling; N McKenna; C A Telfer	Venmyn Projects Rand (Pty) Ltd. trading as
Venmyn Projects
Reg. No. 1988/004918/07

NATIONAL INSTRUMENT 43-101
PRELIMINARY ECONOMIC ASSESSMENT
OF
TANZANIA ROYALTY EXPLORATION CORPORATIONfS
BUCKREEF GOLD MINE RE-DEVELOPMENT PROJECT
IN
TANZANIA
BY
VENMYN INDEPENDENT PROJECTS (PTY) LIMITED

EXECUTIVE SUMMARY (NI ITEM 3)

Venmyn Independent Projects (Pty) Limited (Venmyn Projects) was requested by Tanzania Royalty Exploration Corporation (TRX) to prepare an independent Canadian National Instrument 43-101 (NI 43-101) Technical Report and Valuation (IRT) on the results of the Preliminary Economic Assessment (PEA) of its Buckreef Gold Mine Re-development Project (Buckreef Project or the Project) in Tanzania. TRX is a publicly traded company on the Toronto Stock Exchange and plans to publish the results of a Preliminary Feasibility Study (PFS) on the Buckreef Project. The PEA was undertaken as a pathfinder study, which evaluates technical and economic parameters of the Buckreef Project as the precursor to and basis for the PFS. Some aspects of the PFS are currently in progress but the results are not included in the PEA. The purpose of this ITR will be to summarise and document the technical parameters, exploration results, Mineral Resources preliminary mine design preliminary process design, environmental fatal flaw review and economic analysis of the PEA in a manner fully compliant with the requirements of the National Instrument 43-101 Standards for Disclosure for Mineral Projects. Contingent upon the satisfactory results of the PEA, TRX will continue with exploration and progress the project through the PFS, and ultimately the Definitive Feasibility Study (DFS) stage.

TRX is a gold finance company focused on the development of production revenue from advanced-stage gold exploration projects in the Lake Victoria Goldfields of Tanzania. The company’s unique business strategy is to enter partnerships with exploration and mining companies and receive royalty income prior to production, as well as throughout commercial production. In addition, TRX actively explores gold projects suitable for third party royalty agreements. TRX is the holder of numerous gold mineral assets in the Tanzanian goldfields, including the Buckreef Project, the, Kigosi and Lunguya eluvial gold deposits but this PEA and ITR will review and document the techno-economic parameters for the Buckreef Project only.

Venmyn Projects was appointed by TRX to independently co-ordinate the group of specialist consultants conducting the PEA, to independently review the study results and to compile the NI43-101 compliant ITR on the PEA. The specific studies conducted for the PEA and the contributing consulting specialists are summarised in the table below:-

PEA COMPONENT	SPECIALIST STUDY	CONSULTING COMPANY
Preliminary Environmental Assessment which included the following specialist consultant studies:-
Mine closure plan and estimate of financial provision
	Water fatal flaw analysis and water baseline study	Africa Geo-Environmental Services
	Heritage Concept Study and Sensitivity Analysis	(Pty) Limited
Environmental	Preliminary Wetland Assessment
Ecological concept study and Sensitivity Assessment
Independent environmental permitting legal opinion
	Preliminary Economic Assessment for Tanzanian Royalty Exploration Corporation Buckreef Project - Human Health Risk Assessment and Screening Level Assessment	EnviroSim Consulting (Pty) Ltd
Tailing Disposal Facility	Tailings Disposal Facility (TDF) design, site identification and preliminary costing	Epoch Resources (Pty) Limited
Mine Design	Mine geotechnical assessment, mine design, pit optimisation and costing	Sound Mining Solution (Pty) Limited
Process Design	Preliminary Process Design and economic evaluation of process flow	K’Enyuka (Pty) Ltd
Independent Economic Assessment	Consolidation of project capital and operating costs, construction of a Discounted Cash Flow (DCF) and project valuation	Venmyn Independent Projects (Pty) Ltd

Property Description and Ownership

The Buckreef Project is located in north central Tanzania immediately to the south of Lake Victoria, in the Provincial District, of Mwanza as illustrated in the diagram overleaf. The Buckreef Project is situated 110km southwest of the city of Mwanza, in the Geita District and is accessed by ferry across Smiths Sound, southward via the tarred national road and thereafter, via unpaved roads. The Project comprises five gold deposits within five prospects, one of which includes the historic, dormant Buckreef Gold Mine.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

i

VENMYN Independence you can trust
Tanzanian Royalty - PEA

LOCALITY AND INFRASTRUCTURE OF TANZANIA

LOCALITY WITHIN AFRICA
TANZANIA
UGANDA
RWANDA
Kigali
BURUNDI
Bujumbura
KENYA
Nairobi
DRC
ZAMBIA
MALAWI
MOZAMBIQUE
Lake Victoria
Lake Naivasha
Lake Natron
Lake Eyasi
Lake Manyara
Lake Tanganyika
Lake Rukwa
Lake Bangweulu
Mtera Dam
Indian Ocean
BUCKREEF PROJECT
Bukoba
Musoma
Mwanza
Shinyanga
Kahama
Kigoma
Tabora
Singida
Arusha
Moshi
Tanga
Pemba
Zanzibar
Dodoma
Dar es Salaam
Morogoro
Mpanda
Sumbawanga
Mbeya
Iringa
Kidatu
Songea
Lindi
Mtwara
Serengeti National Park
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Tsavo National Park
Tarangire National Park
Kigosi Game Reserve
Gombe National Park
Ruaha National Park
Milumi National Park
B8
B3
B141
N23
B1
A14
B129
A7
A104
2°S
6°S
10°S
30°E
34°E
38°E
0
Scale:
400km
N
LEGEND
Capital City
Towns
Roads
Railway Lines
Powerlines
International Boundaries
Provincial Boundaries
Rivers
Lakes and Dams
Conservation Areas
Mountain Ranges
Project Area

Source: TRX 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

In October 2011, TRX signed a joint venture agreement with the State Mining Corporation of Tanzania (Stamico) with regards to the Buckreef Project. TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%. Under the agreement, TRX will manage the Project and is not responsible for providing mine development financing. If positive feasibility is achieved, TRX expects that the Project will be financed through debt or a combination of debt and equity. Net profits will be divided in accordance with the parties’ ownership interests after payment of all project expenses including debt service.

The Buckreef Project is an advanced gold exploration project, which comprises numerous Prospecting Licences and a single Special Mining Licence, which were awarded to TRX as part of the Stamico joint venture. In addition, within these licences are small-scale artisanal gold operations, which comprise 53 Primary Mining Licences (PML) or “claims”, held mostly by local parties. No surface rights agreements are currently in place and there are no obligations on TRX with respect to surface rights agreements.

The PEA Concept

The PEA on the Buckreef Project was commissioned by TRX with the purpose of defining and quantifying the preliminary technical and economic merits of the project. The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart. For the purposes of the PEA, the two geographically separated areas have been termed the Buckreef Mining Area (BRMA) and the Buziba Mining Area (BZMA) and the individual gold deposits within these mining areas have been termed Prospects, as summarised below:-

•	BRMA: includes the Buckreef Prospect, the Bingwa Prospect and the Tembo Prospect; and

•	BZMA: includes the Buziba Prospect and the Busolwa Prospect.

The overall PEA concept was developed and reported on these individual mining areas and then consolidated on the following basis:-

•
the June 2011 ITR on the Buckreef Project (Venmyn Projects D1030, 30th June 2011) published on the “System for Electronic Document Analysis and Retrieval’ (SEDAR), reported the technical aspects of four of the Prospects namely Buckreef, Bingwa, Tembo and Buziba. Subsequent to the publishing of the June ITR, a preliminary joint venture agreement was reached which requires the incorporation of a fifth prospect into the PEA, namely the Busolwa Prospect. Exploration data and Mineral Resource estimates are available for the Busolwa orebody, which is an extension of the Buziba gold deposit and as a consequence, the technical and economic characteristics and parameters for the Buziba and Busolwa Prospects are often described together, as the Buziba-Buslowa Prospect;

•
an extended mining right has been granted to TRX (Special Mining Licence 04/1992) which encompasses the Buckreef, Bingwa and Tembo Prospect areas. The Buziba and Busolwa Prospects are held under a Prospecting Licence and a Retention Licence respectively and within the BZMA, small-scale miners operate under numerous Primary Mining Licences (PMLs). For the purposes of the PEA, the current lack of a mining right over the BZMA was not considered a fatal flaw and given Staminco’s shareholding in the Project, the granting of a Special Mining Licence to encompass the BZMA Prospect areas is not considered by TRX to represent a project risk;

•
the BRMA deposit is a low to medium grade, low tonnage shear zone hosted type orogenic gold deposit, whilst the BZMA deposit comprises a more disseminated high tonnage, low grade mineralisation. The difference in the mineralisation style has direct bearing on the mine development and plant design parameters and wherever possible the PEA designs have been undertaken in modular units that are can be added or removed from the study as required. The modular approach permits flexibility in the economic evaluation of the various options examined in the PEA;

•	the PEA is based on Measured, Indicated and Inferred Mineral Resources defined for the BRMA and Indicated and Inferred Mineral Resources for the BZMA;

•
the PEA results will be reported on a 100% project basis and not the TRX attributable basis as various Busolwa Prospect joint venture agreements are still to be finalised. There is no certainty that a definitive agreement relating to the Busolwa Prospect will be reached, nor as to the terms that may be agreed upon in respect of any such definitive agreement;

•	open cast pits were developed individually for the five prospects and no underground mining operation option has been evaluated for the PEA;

•
the open pit models for the PEA were developed using an incomplete historic geotechnical data set. The resultant PEA mine design cannot be considered optimised and the designs are therefore referred to as ‘concepts’. The open pits were designed at slope angles of 45o for the weathered zone and 60º to 70º for the unweathered zones. Subsequent to the completion of the initial mine design concepts, the results of the geotechnical study for the PFS have indicated that the mine designs for the future PFS can be conducted at improved slope angels for three geotechnical zones namely, 60º in the weathered zone, through 80º in the transition zone and 90º in the fresh material;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•	benchmarking of other gold mining operations within Tanzania suggested that the BRMA should have a target production of 150,000 tonnes per month (tpm) and the BZMA a target of 300,00tpm;

•	the optimal mining sequence is to be evaluated in the PEA and five scenarios were interrogated namely:-

o
Case 1: mining the higher grade BRMA first, until all economic mineralisation has been exploited, then dismantling the 150,000tpm conventional BRMA plant and transferring the operation to the BZMA. The BZMA plant is increased in capacity to 300,000tpm and the operation is powered by electricity supplied by the Tanzanian National grid ;

o
Case 2: mining the BRMA and BZMA as in Case 1, but with a centralised single plant located approximately 18km east of Buckreef Prospect and hauling the ore to the plant. Initially, the plant would have a 150,000tmp capacity, which would be increased to 300,000tpm once mining commences at BZMA. The operation would be grid powered;

o
Case 3: mining the BRMA first and exploiting the BZMA at the end of the BRMA life of mine (LoM) as in Case 1, but using small, multiple 30,000tpm modular plants in series. The operations would be grid powered;

o	Case 4: the same as Case 1 but powered by diesel generators; and

o
Case 5: mining the BZMA first and exploiting the BRMA at the end of the LoM. Case 5 was eliminated early in the PEA as being uneconomic and for this reason is not referred to in the following discussions.

•
the large, conventional processing plant was designed as a modular, carbon in leach (CIL) plant with a gravity circuit. Various different options for the comminution circuits were developed for the BRMA and BZMA ores but beyond the comminution circuits, the plants for BRMA and BZMA are identical. The small, 30,000tpm plants are also modular in design, each with dedicated comminution, gravity and CIL circuits;

•	given the unfavourable historic heap leach test results, heap leaching of the low grade BZMA ore was not considered in the PEA;

•	some historical metallurgical testwork is available and typical ore characteristics were assumed for the PEA on this basis. The presence of clay rich material was noted and is considered to influence the ease and cost of material handling, as well as the optimal milling and crushing methodology;

•
historical gravity recoveries adopted for the PEA, range between 30% to 45% depending on the source. The recoveries for the CIL plant are estimated based on historic metallurgical testwork to range between 91% and 95%;

•
for the purposes of the environmental, hydrology and geo-hydrology studies, the Buckreef, Bingwa and Tembo Prospect areas are considered as a unit and the Buziba/Buslowa Prospect area as a separate study area;

•
TRX engaged Tanzanian legal opinion to clarify permitting with regards the proximity to the Rwamaganza forest reserve, the formal process for the social and community aspects, permitting for the tailings disposal facility (TDF), if any specific engineering codes which will apply, permitting for the processing plant and the confirmation of the position with regards liability for historic contamination plumes and old workings;

•
some historic environmental impact assessment of the BRMA has been undertaken but no historical Environmental Impact Assessment (EIA) has been completed for the BZMA. For the purposes of the PEA, high level concept and sensitivity assessments and fatal flaw reviews have been undertaken for both the BRMA and BZMA in terms of ecology, heritage sites, human health risk, wetland assessment and archaeology;

•
historic geochemistry profiling highlighted the presence of arsenic (As) and lead (Pb) and other heavy metals in the ore, which could prove problematic from an environmental perspective. The environmental specialists conducted some initial As leachate testing for the PEA and found that the As in the leachate is below detection limits. Consequently, whilst the PEA TDF designs included both lined and unlined options, the PEA selected unlined but monitored TDF options based on geochemistry results thus far;

•	environmental sensitivity assessments for the PEA reviewed the following aspects considered by the specialist consultants to be potential areas of concern:-

o	mercury contamination by artisanal mining;

o	historic plant and tailings sites which require rehabilitation and containment;

o	contaminated water from old workings which will have to be contained;

o	potential As contamination plumes in groundwater, soils and surface drainages which require assessment and monitoring in more detail; and

o	the presence of chromium in the tailings.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•
the local electrical power supply grid (TanEsco) is located within a 50km to 60km distance of the project. Various scenarios were examined, which included USD8m capital for grid power connection and supply at 12cents per kilo watt (cpKW);

•
given the unreliable nature of the power supply in Tanzania, a back-up diesel generator supply for essential operations was included in the grid powered options. In Case 4, the power supply for the PEA is defined as fully diesel generator driven, in keeping with some of the operational mines in the region;

•
diesel and chemicals are assumed to be transported from Dar es Salaam to Mwanza and distributed to the BRMA and BZMA. Other large mining operations in the vicinity are adequately supplied using the current infrastructure;

•
approximately 50km of roads require upgrading and several drainage channels necessitate the building of river crossings. The PEA undertook a high level cost estimation of this infrastructure, benchmarked on current Tanzanian roadwork’s and construction costs. The PEA assumed that 50% of the construction will be undertaken by TRX;

•	the mine water supply options were investigated including mine dewatering, local well fields situated on shear zones, and dams developed on the Nyazama and Nayzovo streams;

•	the geo-hydrological study determined at a high level the mine water supply requirements in conjunction with processing and TDF design;

•
various site options for the TDF at BRMA and BZMA were investigated bearing in mind the potential hazardous metallogenesis and potential for flooding. Options considering lined versus unlined designs were evaluated and initial trenching at selected sites provided information with regards saprolite development, clay availability for use as a liner and availability of waste rock for construction. The two TDF’s for Cases 1, 3, 4 and 5 were costed as unlined with a capital cost for monitoring boreholes of USD120,000 and a monitoring opex of USD70,000pa. The TDF for the central plant in Case 2 was not re-designed but the cost estimate is the combination of the BRMA and BZMA facilities, also unlined with monitoring;

•	all costs used in the PEA were based either on quotes obtained from suppliers or benchmarking against current similar African operations;

•	the PEA assumed a cut-off grade of 0.5g/t Au;

•	the PEA assumed an Economic Analysis base case gold price of USD1,500/oz Au (at a 5% real discount rate), in keeping with PEAs released into the public domain in 2012;

•	the PEA assumed a USD:ZAR exchange rate of 8.0; and

•
the various options considered in the PEA served principally to define the areas of information paucity that required rectification for the PFS. Furthermore, the most suitable logistic and economic options were defined and refined for the studies going forward.

Geology and Mineralisation

The BRMA and BZMA gold deposits are classified as low to medium grade orogenic gold deposits hosted by mafic volcanic sequences of the eastwest trending Archaean Rwamagaza Greenstone Belt (RGB) within the Lake Victoria Goldfields of the Tanzanian Craton. The BRMA gold deposits are hosted by a major steeply dipping, northeast-southwest trending brittle-ductile shear zone and subsidiary shears, with an early phase of iron rich carbonate alteration, re-brecciation, felsite intrusion and a later phase of auriferous quartz veining.

The BZMA deposit is located 25km east of the Buckreef Prospect in the Rwamagaza greenstone belt. The principal host lithologies include magnesium rich basalt, co-magmatic dolerite and a suite of quartz-albite felsic porphyries that have intruded the mafic sequence. Gold mineralisation is associated with quartz vein arrays that occur in altered shear zones in mafic lithologies and as extensive stock works in the felsic porphyries.

Exploration Status

The Buckreef Gold Mine was an underground mine operated by the Tanzanian State during the late 1980s. Apart from the state, several previous owners of the project undertook numerous exploration programmes including aeromagnetic, helicopter borne Induced Polarisation (IP), ground magnetic and soil geochemistry surveys, as well as extensive Reverse Circulation (RC), Air Circulation (AC) and diamond drilling programmes.

Iamgold Corporation (Iamgold), the most recent historic owner of the project, verified the historic drilling data, undertook additional exploration and defined Australian Joint Ore Reserve Commission (JORC) compliant Mineral Resources in 2006. In total, the exploration programme included approximately 30,000 soil samples, 202,000m of RC drilling, 124,000m of AC drilling and 28,000m of diamond core drilling. An unconfirmed estimate for the historic exploration expenditure is USD23m (Iamgold 2009).

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

v

Historic metallurgical testwork programs were undertaken on both the BRMA and BZMA mineralisation types. The testwork on BRMA material indicated that oxide and transitional material is amenable to treatment using typical carbon-in-leach (CIL) processing techniques and fresh material may benefit from flotation and a finer grind with recoveries anticipated to be in the low 90%s. The testwork results for BZMA mineralisation indicated that it is amenable to treatment using gravity and CIL processing techniques.

Metallurgical recoveries for BZMA mineralisation were anticipated to be in the low to mid 90%s. Heap leaching testwork indicated that, at a 25mm to 50mm crushing size fraction in oxide mineralisation, a 75% recovery could be anticipated, whilst transitional and fresh mineralisation recoveries were lower, at 35% to 50%, consequently, heap leaching was not considered in detail as part of the PEA.

TRX acquired the rights to the Buckreef Project early in 2011 and consequently completed exploration results for the PEA are limited at this stage. The results of the current metallurgical and geotechnical diamond drilling programmes, as well as detailed RC and diamond Mineral Resource drilling programmes, will be incorporated in new Mineral Resource estimates for the PFS. To date, additional mineralisation has been intersected on Buckreef Prospect Main Zone in a wide zone between 150m and 250m vertical depth with assay results of 4.5g/t Au over 26m and 10.58g/t Au over 19m. Additional near surface mineralisation at less than 200m depth, from Buckreef North includes a mineralised zone 46m wide at 2.31g/t Au. Gold mineralisation has also been identified in a deposit 800m east of Buckreef Main Zone, over 500m of strike length with near surface mineralisation ranging between 1,25g/tAu to 6.3g/tAu over widths of 2.25m to 10.5m.

Mineral Resource and Mineral Reserve Estimates

Hellman & Schofield (Pty) Ltd (Hellman and Schofield) was retained by TRX to undertake the Mineral Resource estimation for the Buckreef Project reported in the June 2011 ITR (Venmyn D1030). The Mineral Resource estimates have been independently interrogated and reviewed by Venmyn Projects, as part of the PEA.

The Mineral Resource estimates were based partially on a historic dataset that has been verified and deemed suitable for Mineral Resource estimation (Hellman and Schofield 2007), as well as Iamgold exploration data, which is similarly of a standard compliant with National Instrument and JORC reporting requirements. The Mineral Resources were estimated using Multiple Indicator Kriging (MIK) techniques in GS3 software produced by Hellman and Schofield. The model estimates resources into panels, which approximate the drillhole sample spacing throughout the majority of the study area. The Mineral Resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood and took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The National Instrument 43-101 compliant Mineral Resource estimate for the Buckreef Project is summarised as follows:-

Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project (Cut-Off 0.5g/t Au) Dec 2011

DEPOSIT	MEASURED		INDICATED			INFERRED				MEASURED & INDICATED
	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)
Buckreef	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
Buziba-
Busolwa				35.270	1.04	1.179	14.350	0.90	0.415	35.27	1.04	1.179
Bingwa							1.120	2.4	0.086
Tembo							0.725	2.18	0.051
TOTAL	5.17	2.05	0.34	38.97	1.12	1.40	23.35	1.32	0.98	44.15	1.23	1.74
Source: Hellman and Schofield 2007, 2011; Venmyn 2011
Mineral Resources inclusive of Mineral Reserves (no Mineral Reserves reported for the PEA)
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
Estimates over variable widths of 3m to 40m
Bulk Density ranges 2.0g/cm3
to 2.8g/cm3 Inconsistencies in totals are due to rounding down
55% attributable to TRX
Cut-off grade 0.5g/t Au
Excludes historic mine production

Development and Operations

The Buckreef Project is an advanced exploration project and apart from historic mining on the Buckreef Prospect, no mining operations or development has been undertaken by TRX. The PEA mine design and costing assessment for the Buckreef Project was undertaken by Sound Mining Solutions (Pty) Limited (SMS).

The mining study was based on the geological and Mineral Resource block models for the BRMA and BZMA and for the purposes of the PEA, Inferred, Indicated and Measured Mineral Resources were included in the assessment.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The PEA mining study was intended to highlight the optimal mining sequence of the deposits and clarify the mine design. The current mine design approach is based on incomplete geotechnical information and the conceptual pit design for the PEA cannot as yet be considered an optimised design, as there are several design criteria which will be improved once the recently gathered geotechnical data is available. For this reason, the pit designs are termed ‘concepts’ and it is possible that future studies will optimise this basic design, both in terms of layout and design criteria.

The mine design consists of a number of conventional open pit layouts with access to the mineralisation provided via a series of ramps into the pits. The pit optimisation results in segregation of the deposits into small, economic cone shaped pits rather than large single pits. This configuration is considered to be a function of grade, a reflection of ore to waste ratios and a possible effect of data paucity in areas discarded by the NPV Scheduler software.

All of these possibilities will be investigated in the PFS and the PEA pit designs are considered to represent un-optimised, possibly worst case scenarios, for each orebody. More rigorous pit design based on additional geo-technical data will be possible for the PFS and the effects of changes in cut-off grade, data density and grade will be assessed in detail to produce the optimum economic pit design.

The BRMA and BZMA orebodies consist of an upper, weathered, oxidised zone overlying a variable transition zone and lower, primary, fresh sulphide orebodies with depth. The weathered, oxidised, near surface material permits excavation by a combination of free digging, ripping, drill and blasting, whilst for the deeper fresh, competent material conventional pre-splitting, drill and blasting methods will be used to extract the ore.

Mining will consist of shovel loading of ore and waste, and Articulated Dump Truck (ADT) hauling via the planned access ramps. The pit dewatering requirements are expected to be approximately 1M litres per day (lpd). The possible underground extensions of the mine design have not been included in the PEA mining study. The summary results of the PEA pit concept designs are as follows:-

Summary Results of the Pit Concept Design

	ORE TONNAGE	WASTE TONNAGE	TOTAL
PROSPECT	(Mt)	(Mt)	(Mt)
Buckreef	8.67	40.82	49.49
Bingwa	0.83	4.58	5.41
Tembo	0.38	5.37	5.75
Buziba / Busolwa	23.60	49.64	73.24
TOTAL	33.48	100.41	133.89
Source : SMS 2011

The preliminary mining schedule for all cases was based on the requirement to produce 100,000oz Au per annum from 1.8Mtpa of plant feed from the BRMA area and 3.6Mtpa of plant feed from BZMA. The scheduling made no allowance for dilution or mining losses. The mining plan has scheduled 33.48M mined ore tonnes at stripping ratios varying from 5.45 for BRMA to 1.99 for BZMA over a LoM of 12 years for a total of 1.35Moz Au recovered. The target plant feed requirement is achieved throughout the LoM for both the BRMA and the BZMA.

The total mining capital expenditure (capex) estimates range from USD125m to USD140m excluding allowances and contingencies and the total operating costs (opex) over the LoM range between USD751.4/oz Au to 1,051.4/oz Au.

Buckreef Project Process and Recovery

The BRMA and BZMA deposits consist of an upper, weathered, oxidised zone overlying a variable transition zone and a lower, primary, fresh sulphide zone with depth. The ores are free milling with direct leach recoveries in the lower 90% range and are amenable to gravity recovery.

The fresh sulphide mineralisation contains pyrite and arsenopyrite and some improvement in recovery could be obtained by floatation of the sulphides and subjecting them to fine grinding to liberate the gold. However, the incremental recovery would be unlikely to justify the added expense and complexity of the plant. The presence of arsenic has potential impact on the environmental management and the possibility of flotation and separate processing and disposal of the concentrated sulphide stream, could be considered. However, there is also arsenic in the oxide ore and therefore the separate flotation of the sulphides has not formed part of the PEA.

The oxide zone of the deposits is clay rich saprolitic material, which potentially poses a significant problem in terms of material handling and secondary crushing. The oxide zone is more developed at BZMA and therefore the comminution circuits of the plants are designed to accommodate the higher quantities of clay rich, oxide zone run-of-mine (RoM) at BZMA. At BRMA, the 150,000tpm RoM is crushed, screened and ball milled, whilst the BZMA 300,000tpm RoM is crushed and SAG milled.

Beyond the comminution circuits, the downstream pre-leach, leaching and recovery circuits are identical for both the large conventional BRMA and BZMA plants.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The metallurgical testwork results indicate that there is a recovery advantage to utilising gravity concentration of free gold and has the advantage that some sulphide associated gold in the gravity concentrate can be subjected to a more intensive cyanidation. Furthermore, the metallurgical testwork indicates that there is limited “preg robbing” effect and hence CIL will be used in preference to Leach/carbon-in-pulp (CIP).

The capex for the large conventional process plant is USD134m for BRMA and USD110m for the BZMA plant, with a relocation cost of the BRMA plant to BZMA of USD66m. The small, 30,000tpm modular plants require a capex input of USD129m at BRMA and USD125m at BZMA. However, the capital savings of the small modular plants is off-set by higher power, labour, reagent and maintenance costs.

The SMS metallurgical consultants suggested that alternative process plant components could improve the Project economics and efficiencies and should be interrogated in the PFS. The alternatives include skid mounted comminution units or skid mounted Vertical Shaft Impactors or High Pressure Grinding Rolls, which would be less capital intensive and could open the possibility of coarse gangue rejection.

Heap leaching was rejected as a viable option given the clay rich oxide zone, low recoveries and the time required for gold recovery, which would negatively affect the Project economics.

Buckreef Project Infrastructure and Services

Preliminary water baseline studies have been completed by Africa Geo-Environmental Services (Pty) Limited (AGES) and indicate that surface water is scarce in the Project area but wetlands are developed in drainage channels. The Nyamazuvu River is a dammed, small stream to the west of the BRMA, which was used historically as a fresh water supply for the Buckreef process plant. Another important drainage channel is that of the Nyaruyeye River, which forms a confluence with the Nyikonga approximately 10km to the east of Buckreef mine. As far as can be ascertained for the PEA, no groundwater abstraction schemes exist in the Project area and surface water forms the sole source of water to the rural communities. The underlying geology contains deep structures in the BRMA, which extend to 400m depths and could contain groundwater.

The water anticipated to be generated from the pit dewatering programme is estimated to be approximately 1Ml per day and is sufficient to meet mining requirements. The net water surplus after mining requirements, is to be pumped to a surface return dam, located adjacent to the plant areas at both the BRMA and BZMA for integration into the total operational water requirements. Effluent treatment facilities and the supply and reticulation will ensure that any water discharge will meet with all prescribed environmental guidelines. A Storm Water Management plan will have to be completed for each of the Project sites during subsequent phases of the Project, to ensure that water resources are protected from pollution and that run-off is managed in accordance with the applicable environmental legal requirements.

The total power requirements for the Buckreef Project mining operations were estimated at 12MW for the BRMA and 24MW for the BZMA. Electricity supply for Cases 1, 2 and 3 is assumed to be from the Tanzanian national supply at a cost of 12c/KW and a capital cost of USD8m. If the project is to fully powered by diesel generators as in Case 4, then the diesel consumption is estimated at greater than 3 x 30,000l diesel tankers per day and the logistical supply of these quantities of diesel is critical to the project. The total capital cost estimate for the diesel powered power supply is USD16.25m and the diesel will contribute a significant 25% of the Project opex per processed tonne.

The geographically separated mining areas and the plant sites, will be linked by 50km of graded mining haul roads with four river crossings, which will be upgraded at a total estimated cost of USD7.64m.

The design and costings of the TDFs for the Buckreef Project were undertaken by Epoch Resources (Pty) Limited and the main TDF design criteria and assumptions included:-

•	the potential to produce acid run-off and drainage,

•	the potential to leach heavy metals, especially arsenic, and

•	the suitability and provision of the construction material for the TDF walls.

Two potential TDF sites were identified for each of the mining areas and the preferred options are located beyond the existing Mining Right boundaries. Two design scenarios were investigated in the PEA, one an unlined TDF where the tailings are not acid generating and the arsenic content or mobility is insufficient to require lining the TDF, and the second, a lined scenario where the tailings is acid generating and the arsenic is of sufficient concentration to warrant lining the TDF with a synthetic liner. The incorporation of a synthetic liner in the design has a significant impact on the capital cost with an unlined TDF capex of USD17.5m and a lined capex of USD96.2m.

The environmental specialists conducted some initial As leachate testing for the PEA and found that the As in the leachate is below detection limits. Consequently, whilst the PEA TSF designs included both lined and unlined options, the PEA selected unlined but monitored options based on geochemistry results thus far;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Environmental Considerations

AGES conducted the Preliminary Environmental Assessment (PEnA) for the Buckreef Project specifically to inform the future PFS from an environmental management perspective. The historic owners of the Project, Iamgold maintained high standards of environmental management and all surface damage was fully compensated in line with government requirements under the Lands Act of 1998. The PEnA highlighted the environmental policy and statutory requirements for the Project and summarised the anticipated authorisations and studies that will be required in future phases of the Project. An EIA will be required, as well as a Water Use Permit.

A series of preliminary specialist studies were conducted as part of the PEnA which resulted in essential project baseline descriptions in terms of ecology, bio-diversity, wetlands, surface and groundwater, cultural and heritage resources, human health risk, noise and air pollution, visual impacts, land use and capability and socio-economic environment.

The environmental risks have been initially assessed and identified as occurring in the following categories;-

•	ground water quality and associated impacts on human and ecological health;

•	ground water availability and the resultant impact on the livelihoods of local inhabitants and ecology;

•	ambient air quality pollution and residual ecological impacts and impacts on human health;

•	direct impacts on ecological features due to destruction of habitat, pollution and alteration of the natural ecological systems including wetlands and the Rwamagaza Forest Reserve;

•	social impacts, including alteration of the sense-of-place, loss of or damage to heritage resources especially at the Buziba Hill area; and

•	regulatory risks associated with obtaining environmental authorisations.

At this stage of the Project evaluation and based on the information available for the PEA, no environmental risk has been identified that is highly likely to occur and that cannot be managed.

A strategic decision to not actively engage with stakeholders at the PEA stage was taken, as the Project parameters will only be finalised in later study stages. A preliminary Stakeholder Engagement Plan has been developed and will be utilised in the PFS. The environmental programme has to date been supported by a robust community benefits programme which spent in excess of USD500,000 on community infrastructure, water projects, health and education projects. The preliminary estimation for the rehabilitation and closure costs of the BRMA and BZMA was a high-level estimate of the closure provision based on standard South Africa rates, which will be refined according to the Tanzanian mining industry in the PFS. The sensitivity of the Project area in terms of biophysical, social and economic sensitivities was assessed and the overall rehabilitation and closure costs are estimated at USD20m including after care and maintenance, as well as contingencies.

Project Capex and Opex

The summary capex and opex for the Buckreef Project are presented in the tables below:-

Summary Capital Expenditure for the Buckreef Project

CAPITAL EXPENDITURE	UNIT		CASE 1	CASE 2	CASE 3	CASE 4
Mining Capital	(USDm	)	(125.16)	(140.01)	(125.16)	(125.53)
Process Plant Capital	(USDm	)	(309.14)	(309.14)	(258.81)	(309.14)
Closure Capital	(USDm	)	(19.96)	(19.96)	(19.96)	(19.96)
TDF Capital	(USDm	)	(17.53)	(17.53)	(17.53)	(17.53)
TOTAL CAPITAL EXPENDITURE	(USDm	)	(471.79)	(486.65)	(421.46)	(472.16)
Source : Venmyn Projects 2012

Summary Operational Expenditure for the Buckreef Project

OPERATIONAL EXPENDITURE	CASE 1		CASE 2		CASE 3		CASE 4
	USD/oz	USD/t	USD/oz	USD/t	USD/oz	USD/t	USD/oz	USD/t
Ore Mining Cost***	(44.39)	(1.86)	(44.39)	(1.86)	(44.39)	(1.86)	(44.39)	(1.86)
Other Mining Costs	(194.97)	(2.03)	(194.97)	(2.03)	(194.97)	(2.03)	(194.97)	(2.03)
Labour Costs*	(149.92)	(1.56)	(149.92)	(1.07)	(149.92)	(1.56)	(149.92)	(1.56)
Plant Operating Costs**	(338.96)	(14.20)	(338.96)	(14.20)	(465.05)	(19.49)	(638.92)	(26.77)
TDF Costs	(23.19)	(0.97)	(23.19)	(0.97)	(23.19)	(0.97)	(23.19)	(0.97)
Haulage			(93.31)	(3.91)
TOTAL OPERATING EXPENDITURE	(751.43)		(844.75)		(877.53)		(1,051.40)
Source : Venmyn Projects 2012
*Calculated on total tonnes mined
**Calculated on tonnes processed
***Calculated on tonnes ore mined

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Economic Analysis

The Economic Analysis of the Buckreef Project was undertaken utilising the Discounted Cash Flow (DCF) methodology with base case economic inputs that are directly comparable with more than half of the PEAs published in 2012. Venmyn has conducted the Economic Analysis with a base case gold price of USD1,500/oz gold price and a 5% real discount rate.

Monte Carlo simulations compared the Net Present Value (NPV) outputs of the DCF model for numerous combinations of input parameter values on all of the PEA Cases. The resultant NPVs and Internal Rate of Return (IRR) for the four Cases are positive in all cases and summarised in the table below.

The simulations showed that Case 1 is this most economically advantageous mining sequence and plant configuration.

Summary Economic Analysis for the Buckreef Project at USD1,500/0z and a 5% Discount Rate

OPTION		DISCOUNT RATE 5%
	NPV (USD)	220.4m
Case 1: Large plant, moved to BZMA, grid powered	Pretax NPV (USD)	296.5m
	Post tax IRR	36%
	NPV (USD)	140.3m
Case 2: Central large plant, grid powered	Pretax NPV (USD)	188m
	Post tax IRR	21%
	NPV (USD)	162.3m
Case 3: Modular Plants, moved to BZMA, grid powered	Pretax NPV (USD)	214.03
	Post tax IRR	29%
	NPV (USD)	10.77m
Case 4; Case 1 diesel powered	Pretax NPV (USD)	14.38m
	Post tax IRR	7%

The results of the Economic Analysis as summarised in the table above include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the PEA will be realised.

The NPVs of the DCF models are most sensitive to the gold price and the table below provides a summary of the effect of gold price changes on the intrinsic project value of Case 1:-

Gold Price Sensitivity Matrix

ECONOMIC ANALYSIS	GOLD PRICE
	USD1,600/oz	USD1,500/oz	USD1,400/oz	USD1,300/oz
	Post Tax
Project NPV (at 5% discount rate)	287.98	220.41	149.58	81.17
Project NPV (at 10% discount rate)	196.25	143.44	87.88	33.69
IRR	48%	36%	25%	16%
	Pre Tax
Project NPV (at 5% discount rate)	391.97	296.49	201.00	105.52
Project NPV (at 10% discount rate)	268.41	195.16	121.91	48.66
IRR	54%	41%	29%	17%
Source : Venmyn 2012

The most sensitive cost parameter is the plant opex, which is most affected by the cost of power. The cost of diesel for Case 4, accounts for over 30% of the USD/processed tonne value. The overall total opex per ounce over the LoM is USD751/oz Au, which is in-line with AngloGold Ashanti’s reported total production costs of USD657/oz Au on the Geita mine in its quarterly report ending September 2011.

Conclusions of the Economic Analysis

Venmyn concludes that the Buckreef Project Economic Analysis, based on the 5% discount rate and gold price of USD1,500/oz, suggests that the Project will have positive NPVs for all cases and a post-tax value of USD220.4m, a pre-tax value of USD296.5m and an IRR of between 36% and 41%.

The results of the Project Economic Analysis as summarised above, includes Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the PEA will be realised.

Venmyn Projects is of the opinion that this PEA outcome can improve with optimisation of the open pit designs based on new Mineral Resource models and geotechnical data, refinement of the processing plant design and the increase in the Mineral Resource base expected from the current on-going drilling exploration programme.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

x

Conclusions and Recommendations

The positive results of the PEA of the Buckreef Project have confirmed that progression of the project to the PFS stage is warranted and in addition have highlighted the following factors, which have lead to definitive foci for the PFS. These foci are essentially Venmyn Projects recommendations for the future PFS, which can be categorised into trade-off studies that will clarify options going forward and optimisations that be undertaken:-

•
the Inferred Mineral Resources included in the PEA are to be upgraded to Indicated Mineral Resources in the PFS as a result of current exploration drilling which has provided additional density data and defined extensions of the Buckreef Prospect mineralisation.

The PFS will be based on newly constructed Mineral Resources models for all five prospects, which include the newly identified medium to high grade mineralisation at Buckreef Main zone, Buckreef North and Buckreef Eastern Porphyry deposits. The newly identified mineralisation ranges in grade from 1.25g/t Au to 10.58g/t Au over widths ranging from 2.25m to 46m and much of the mineralisation occurs at depths accessible to open pit mining;

•
the economic analysis indicates that the mining sequence Case 1 is the most favourable. The options of mining BRMA and BZMA simultaneously, or BZMA first, are both unviable at current and forecast gold market conditions. The capital cost of the two plants early in the LoM is disadvantageous. The Case 5, whereby BZMA is mined first, is negatively affected by early high capital costs for the two plants, low grades from the BZMA orebody and insufficient revenue streams to cover opex costs;

•
Venmyn Projects considers the primary factors impacting the Project economics to be the combination of grade and stripping ratio. At BRMA, the stripping ratios average 5.45 and 2.3 at BZMA. The PFS therefore aims to investigate ways of improving the stripping ratios by optimising the mine design;

•
the PEA mine design can be viewed as a worst case scenario and the PFS pit design can be more aggressive as it will be based on improved geo-technical data which indicates design at 60º to 90º may be possible. The possibility of the pit design being to some extent a function of data paucity at Buckreef Prospect and BZMA will be investigated in the PFS. Improvement in the pit shell shape from smaller conical pits to larger, simple pits would be advantageous in decreasing the stripping ratios and therefore the PFS will investigate whether increased data density in the areas rejected by the pit optimiser, can improve the pit design in these areas;

•
a backfill mining methodology was not proposed for the PEA and the PFS will undertake a trade-off study to investigate the effect of decreasing the mine design cut-off grade so that lower grade mineralisation, which for the PEA is classed as uneconomic waste, could be stockpiled and processed later in the Project life to provide additional revenue;

•	the mine schedule will be refined and optimised in the PFS by applying a number of measures which will be investigated in the PFS;

•
the geographical characteristics of the Project is negatively impacting the Project economics. The requirement to improve 50km of roads and construct four river crossings, as well as dismantle and relocate infrastructure from BRMA is considerable but has proven less costly than the capex and opex of haulage of ore to a centrally located plant. The possibility of optimising the cost of buildings at BZMA by relocating BRMA buildings will be examined in the PFS;

•
the costs and logistics of the diesel supply for the power generation in Case 4 have a significant impact on the opex of the Project which is USD1,051/oz, as compared to Geita USD657/oz. The cost and availability of power from the national grid must be investigated in as a critical project component for the PFS;

•
the results of the environmental sensitivity reviews have proved favourable in that no unmanageable environmental risks have been identified. Initial indications are that no requirement for a lined TDF will necessary but this will be further investigated in the PFS, as the costs associated with lining are approximately USD96.0m, as opposed to USD17.5m for an unlined facility;

•	an EIA will have to be completed for the BZMA;

•	the proposed plant sites, TDF and waste disposal sites must be further investigated in the PFS and sterilised particularly in the BRMA, where potential for additional mineralised shears is high;

•	a trade-off study of the benefits of contractor mining as opposed to owner mining will be undertaken for the PFS;

•
trade-off studies of the effect of different processing plant options will be undertaken in the PFS. Different modular sized plants with alternative comminution sections could reduce capital and operational costs, especially the power consumption;

•	the possibility of improving the Project outcomes by negotiating a contribution by the Tanzanian government partner Stamico to the infrastructure upgrading costs, should be investigated by TRX;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•
Venmyn Project’s conclusion is that the results of the PEA are favourable and in addition, a number of refinements, optimisations and alternatives are possible which collectively could improve the final Project outcome. In the PFS, options need to be investigated to reduce the opex cost per ounce through finding solutions to the high BRMA stripping ratio, targeting higher grade areas, finding a solution to the high electricity costs and optimising the production schedule;

•
the exploration potential of the RGB has not been fully realised and TRX is well positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future exploration and expansion of the project; and

•
the drilling programmes currently being undertaken will ensure that the Mineral Resources are classified as Indicated Mineral Resources for PFS. The drilling will provide geotechnical data for a detailed TDF design, as well as plant sterilisation drilling. An environmental fatal flaw analysis will be undertaken and following the results of that study, numerous specialist consultant studies will be required. The PFS results will be independently reviewed and the project economic viability assessed.

Concluding Remarks

Venmyn Project’s concludes that the positive PEA outcomes have provided a valuable basis for the development of a PFS on the Buckreef Project. A number of refinements, optimisations and alternatives have been identified, which collectively should improve the final Project outcome. The newly identified mineralisation will increase the Mineral Resource base of the Project and there is definite upside potential to define further Mineral Resources to provide a focus for future exploration and expansion of the Project. The Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

DISCLAIMER AND RISKS

This Independent Technical Report has been prepared by Venmyn Projects Independent Projects (Pty) Ltd (Venmyn Projects). In the preparation of the report, Venmyn Projects has utilised information provided to them by Tanzanian Royalty Exploration Corporation and Venmyn Projects has verified this information making due enquiry of all material issues that are required in order to comply with the National Instrument 43-101 code.

OPERATIONAL RISKS

The business of mining and mineral exploration, development and production by their nature contain significant operational risks. The business depends upon, amongst other things, successful prospecting programmes and competent management. Profitability and asset values can be affected by unforeseen changes in operating circumstances and technical issues.

POLITICAL AND ECONOMIC RISK

Factors such as political and industrial disruption, currency fluctuation and interest rates could have an impact on Tanzanian Royalty Exploration Corporation future operations, and potential revenue streams can also be affected by these factors. The majority of these factors are, and will be, beyond the control of Tanzanian Royalty Exploration Corporation or any other operating entity.

FORWARD LOOKING STATEMENTS

The Independent Technical Report contains forward-looking statements. These forward-looking statements are based on the opinions and estimates of Venmyn Projects, Tanzanian Royalty Exploration Corporation and its specialist consultants at the date the statements were made. The statements are subject to a number of known and unknown risks, uncertainties and other factors that may cause actual results to differ materially from those anticipated in Venmyn Projects Project’s and Tanzanian Royalty Exploration Corporation’s forward-looking statements. Factors that could cause such differences include changes in world gold markets, equity markets, costs and supply of materials relevant to the projects, and changes to regulations affecting them. Although Venmyn Projects believes the expectations reflected in its forward-looking statements to be reasonable, Venmyn Projects does not guarantee future results, levels of activity, performance or achievements.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

NATIONAL INSTRUMENT 43-101
PRELIMINARY ECONOMIC ASSESSMENT
ON
TANZANIAN ROYALTY EXPLORATION CORPORATION'S
BUCKREEF GOLD MINE RE-DEVELOPMENT PROJECT
IN
TANZANIA
BY
VENMYN INDEPENDENT PROJECTS (PTY) LIMITED

TABLE OF CONTENTS

1	INTRODUCTION (NI 2)		1

	1.1	Use of the Term “Ore”	3
	1.2	The Buckreef Project PEA Concept (NI 2b)	3
	1.3	Sources of Information (NI 2c)	7
	1.4	Personal Inspection (NI 2d)	8
	1.5	Scope of the Opinion and Statement of Independence	8

2	RELIANCE ON OTHER EXPERTS (NI 3)		9

3	LOCALITY, INFRASTRUCTURE AND COUNTRY PROFILE OF TANZANIA (NI 24)		9

	3.1	Tanzania Locality, Country Profile and General Infrastructure	9
	3.2	Tanzanian Political History	10
	3.3	Economic Climate and Fiscal Regime	10
	3.4	Exploration and Mining in Tanzania	11
	3.5	Tanzanian Mining Law and Royalties and Taxes	11

4	PROPERTY DESCRIPTION AND LOCATION (NI 6)		12

	4.1	Project Location (NI 6a, 6b)	12
	4.2	Issuer’s Title and Tenure (NI 6a, 6c, 6d))	12
	4.3	Material Agreements (NI 6e)	13
	4.4	Royalties, Fees and Taxes (NI 6e)	13
	4.5	Environmental Consideration (NI 6f)	13
	4.6	Claims, Servitudes Permits and Licences (NI 6g, 6h)	15
	4.7	Existing Mining Infrastructure	15

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY (NI 5)		15

	5.1	Locality, Population, Access and Local Resources (NI 5b, 5c, 5e)	15
	5.2	Climate, Vegetation and Physiography (NI5a, 5d)	15

6	HISTORY (NI 6)		17

	6.1	Historical Mineral Resource Estimates	18

7	REGIONAL GEOLOGICAL SETTING (NI 7)		18

	7.1	Local Geological Setting (NI 7)	20
	7.2	Mineralisation (NI 7)	22
	7.2.1	Buckreef Prospect	22
	7.2.2	Buziba-Busolwa Prospect	22
	7.2.3	Tembo Prospect	23
	7.2.4	Bingwa Prospect	23

8	DEPOSIT TYPE (NI 8)		23

9	EXPLORATION (NI 9)		24

	9.1	BRMA Exploration	24
	9.2	Exploration on BZMA	25
	9.3	Geophysics on BRMA and BZMA	25
	9.4	Geochemistry Surveys on BRMA and BZMA	26
	9.5	Sampling Methodology and Approach	26
	9.6	Rock Density Measurements	26
	9.7	TRX Current Exploration Programme	29

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

10	DRILLING (NI 10)		29

	10.1	Drilling on BRMA	29
	10.2	Drilling on BZMA	29
	10.3	Current TRX Mineral Resource Drilling	30

11	SAMPLE PREPARATION, ANALYSIS AND SECURITY (NI 11)		30

	11.1	Quality Assurance and Quality Control (NI 16)	32

12	DATA VERIFICATION (NI 12)		32

	12.1	Database	32
	12.2	Assessment of the QA/QC Data for BRMA	32
	12.3	Assessment of the QA/QC Data for BZMA	33

13	MINERAL PROCESSING AND METALLURGICAL TESTING (NI 13)		33

	13.1	Conclusion of the Metallurgical Testwork	35

14	MINERAL RESOURCE ESTIMATE (NI 19)		35

	14.1	Mineral Resource Modelling Technique for Buckreef Prospect	35
	14.2	Data Presentation and Treatment Buckreef Prospect	36
	14.3	Spatial Continuity and Directional Control on Mineralisation Buckreef Prospect	37
	14.4	Resource Classification Buckreef Prospect	43
	14.5	Buckreef Prospect Resource Classification	43
	14.6	Mineral Resource Modelling Technique for Buziba-Busolwa Prospects	45
	14.7	Spatial Continuity and Directional Controls on Mineralisation Buziba-Busolwa Prospect	45
	14.8	Buziba-Busolwa Prospect Resource Classification	47
	14.9	Summary Mineral Resource Statement for the Buckreef Project	52

15	MINERAL RESERVE ESTIMATES (NI 15)		52

16	MINING METHODS (NI 16)		52

	16.1	Mining Methodology	52
	16.2	Mine Design Criteria (NI16a)	53
	16.3	Pit Design Concept (NI16a)	54
	16.3.1	Haul Roads, Stockpiles and Waste Dumps	54
	16.3.2	Excavation Assumptions	54
	16.3.3	Pit Concept Summary	55
	16.4	Pit Layout (NI16a)	55
	16.5	Mining Production Schedule (NI16b)	55
	16.6	Mining Equipment (NI16b)	55
	16.7	Mining Capital Cost Estimates (NI16b)	61
	16.7.1	Power Supply	61
	16.8	Mining Capital Cost Estimates (NI16b)	61
	16.8.1	Power Supply	61
	16.8.2	Access, Roads and Bridges	62
	16.8.3	Mining Equipment	62
	16.8.4	Pit Dewatering	62
	16.8.5	Explosive Facilities	62
	16.8.6	Summary Capital Costs	62
	16.9	Mining Operating Cost Estimates (NI16b)	63
	16.9.1	Load and Haul	63
	16.9.2	Drill and Blast	64
	16.9.3	Operational Mining Costs	64

17	RECOVERY METHODS (NI 17)		64

	17.1	Large Conventional Processing Plant	65
	17.1.1	Comminution Circuits	65
	17.1.2	Gravity Circuit	65
	17.1.3	Carbon-in-leach	65
	17.1.4	Process Description (NI17a)	65
	17.1.5	BRMA Plant (NI17a)	65
	17.1.6	BZMA Plant Phase 1 (NI17a)	67
	17.1.7	Pre-leach, Leach and Recovery Circuits (NI17a)	67
	17.1.8	Process Design Criteria (NI17b)	68
	17.1.9	Process Plant Costs (NI17b)	69
	17.2	Small Modular Processing Plants	69
	17.3	Alternative Processing	71

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

	17.4	Heap Leach	71

18	PROJECT INFRASTRUCTURE (NI 18)		71

	18.1	Potable Water, Mine Dewatering and Environmental Mine Water Balance	71
	18.2	Electricity	72
	18.3	Sewage	72
	18.4	Accommodation	72
	18.5	Storm Water Management	72
	18.6	Tailings Disposal Facility	72

19	MARKET STUDIES AND CONTRACTS (NI 19)		73

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL IMPACT (NI 20)		73

	20.1	Statutory Framework and Legal Requirements	75
	20.1.1	Administrative Structure and Legislative Requirements	75
	20.1.2	Policy and Regulatory Framework	75
	20.1.3	Environmental Authorisation	75
	20.2	Project Baseline Description	76
	20.2.1	Surface Water	77
	20.2.2	Ground Water	77
	20.2.3	Geohydrological Environment	77
	20.2.4	Toxicity and Leachability Testing of Buckreef TDF Material	78
	20.2.5	Land Uses and Land Capability	80
	20.2.6	Biodiversity	81
	20.2.7	Air Quality	81
	20.2.8	Noise	82
	20.2.9	Heritage and Cultural Resources	82
	20.2.10	Visual Aspects and Sense of Place	82
	20.2.11	Socio-Economic Environment	82
	20.3	Closure and Rehabilitation	82
	20.4	Environmental Risk Identification and Environmental PEnA Conclusions	83

21	CAPITAL AND OPERATING COSTS (NI 21)		83

22	ECONOMIC ANALYSIS (NI 22)		84

	22.1	Discounted Cash Flow Economic Analysis	84
	22.2	Summary of the PEA Economic Analysis	91

23	ADJACENT PROPERTIES (NI 23)		91

24	INTERPRETATION AND CONCLUSIONS (NI 25)		91

25	CONCLUDING REMARKS ON THE PEA AND RECOMMENDATIONS (N26)		94

26	REFERENCES (NI 27)		97

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

LIST OF TABLES

Table 1 : Specialist Consultants Contributing to the PEA	1
Table 2 : Historic Source Documentation for ITRs Published Prior to the PEA	8
Table 3 : Reliance on Other Experts	9
Table 4 : Country Profile of Tanzania	9
Table 5 : Summary of the Buckreef Project Legal Tenure	13
Table 6 : Summary Buckreef Exploration and Mining between 1960 and 2003	17
Table 7 : Historic JORC Compliant Mineral Resources for Buckreef Prospect 2006	18
Table 8 : Summary of Exploration of Buckreef between 2000 and 2010	24
Table 9 : Exploration Summary for Buckreef Prospect 1992 to 2009	24
Table 10 : Summary of the Historical Buziba-Busolwa Prospect Drilling Programme	25
Table 11 : Recommended Recovery Assumptions	34
Table 12 : NI 43-101 Compliant Mineral Resources for Buckreef Prospect Dec 2011	45
Table 13 : Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project (0.5g/t Au Cut-off) Dec 2011	52
Table 14 : Categories of Material to be Mined	53
Table 15 : Technical and Economic Parameters used in the Pit Concept Designs	53
Table 16 : Geotechnical and Slope Design Criteria used in Pit Concept	54
Table 17 : Summary Results of the Pit Concept Design (Source: SMS 2012)	55
Table 18 : Summary of the Individual Pit Designs	56
Table 19 : Diesel Powered Generator Supply Cost Estimate	61
Table 20 : Diesel Powered Generator Supply Cost Estimate	62
Table 21 : Mining Capital Cost Summary	63
Table 22 : Total Mining Operational Expenditure over LoM	64
Table 23 : Processing Plant Availability and Throughput	68
Table 24 : Buckreef Project Ore Characterisation for the Processing Plant Design	68
Table 25 : Capital Expenditure of the Buckreef Project Large Conventional Process Plant	69
Table 26 : Small Modular Plant Design and Operational Parameters	69
Table 27 : PEA Design Criteria for the TDF	73
Table 28 : Capital Costs of the TDF	73
Table 29 : Source Documentation for the PEnA	74
Table 30 : Environmental Policy and Legislation Applicable to The Buckreef Project	75
Table 31 : Summary of the Groundwater Analyses for the BRMA Hydrosensus	78
Table 32 : Rehabilitation and Closure Costs for the Buckreef Project	83
Table 33 : Summary Capex for the Buckreef Project	83
Table 34 : Summary Opex for the Buckreef Project	84
Table 35 : Technical and Economic Input Parameters for the Buckreef Project Economic Analysis	84
Table 36 : Capital Expenditure for Mining and Processing	85
Table 37 : PEA Operational Expenditure for Mining and Processing	85
Table 38 : Summary Results of the DCF Economic Analysis on the Buckreef Project PEA Options	86
Table 39 : Gold Price Sensitivity Matrix	86
Table 40 : Preliminary Cost Estimates for the Buckreef PFS	96
Table 41 : Mining Equipment Requirements and Costs	108
Table 42 : Drill and Blast Costs	108

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

LIST OF FIGURES

Figure 1 : Locality and Infrastructure of Tanzania	2
Figure 2 : Locality, Infrastructure and Components of Buckreef Project	4
Figure 3 : Buckreef Project PEA Concept and Legal Tenure	5
Figure 4 : Existing Historic Infrastructure for Buckreef Mine	14
Figure 5 : Rainfall Distribution and Access	16
Figure 6 : Regional Geological Setting of the Buckreef Project	19
Figure 7 : Local Geological setting of the Buckreef Project	21
Figure 8 : IP and Aeromagnetic Surveys - 2007	27
Figure 9 : Soil Geochemistry Results	28
Figure 10 : Drilling Programmes Conducted on BRMA and BZMA	31
Figure 11 : 3D Geological and Mineralisation Domain Model for Buckreef Prospect	38
Figure 12 : Plan of the MIK Model for Buckreef	39
Figure 13 : Section through the Buckreef MIK Model, 2380mN	40
Figure 14 : Sections through Buckreef MIK Model, 2480mN	41
Figure 15 : Section through Buckreef MIK Model, 2740mN	42
Figure 16 : 3D Variogram Surfaces for Buckreef Prospect	44
Figure 17 : 3D Geological and Mineralisation Model and 3D Variogram Surfaces for the Buziba-Busolwa Prospects	46
Figure 18 : Section through the Buziba MIK Model, 8,900mE	48
Figure 19 : Section through the Buziba MIK Model, 9,300mE	49
Figure 20 : Section through the Busolwa MIK Model 10,025mE	50
Figure 21 : Section Through the Busolwa MIK Model 10,020mE	51
Figure 22 : 3D Pit Design Concept for Buckreef Prospect	57
Figure 23 : 3D Pit design Concept for Bingwa Prospect	58
Figure 24 : 3D Pit Design Concept for Tembo Prospect	59
Figure 25 : 3D Pit Design Concept for Buziba-Busolwa Prospects	60
Figure 26 : BRMA and BZMA Processing Plant Concept Flow Diagram	66
Figure 27 : Location of the Hydrosensus Points and Samples	79
Figure 28 : DCF Model for Case 1 for the Buckreef Project PEA Economic Analysis (USD1,500/oz Au)	87
Figure 29 : DCF Model for Case 2 for the Buckreef Project PEA Economic Analysis (USD1,500/oz Au)	88
Figure 30 : DCF Model for Case 3 for the Buckreef Project PEA Economic Analysis (USD1,500/oz Au)	89
Figure 31 : DCF Model for Case 4 for the Buckreef Project PEA Economic Analysis (USD1,500/oz Au)	90

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

1
INTRODUCTION (NI 2)

Venmyn Projects Independent Projects (Pty) Ltd (Venmyn Projects) was requested by Tanzanian Royalty Exploration Corporation (TRX) to prepare an independent Canadian National Instrument 43-101 (NI 43-101) Technical Report and valuation statement (ITR) on the results of its Preliminary Economic Assessment (PEA) of the Buckreef Gold Mine Redevelopment Project (Buckreef Project or the Project) in Tanzania. TRX is a publically traded company on the Toronto Stock Exchange (TSX) and plans to undertake a Preliminary Feasibility Study (PFS) on the Buckreef Project. The PEA was undertaken as a pathfinder study, which evaluates technical and economic parameters of the Buckreef Project as the precursor to and basis for the PFS. The purpose of the ITR will be to summarise and document the technical parameters, exploration results, Mineral Resources preliminary mine design, preliminary process design, environmental fatal flaw review and economic analysis of the PEA in a manner fully compliant with the requirements of the National Instrument 43-101 Standards for Disclosure for Mineral Projects. Contingent upon the satisfactory results of the PEA, TRX will continue with exploration and progress the project through the PFS, and ultimately the Definitive Feasibility Study (DFS) stage.

TRX is a gold finance company focused on the development of production revenue from advanced-stage gold exploration projects in the Lake Victoria Goldfields (LVG) of Tanzanian (Figure 1). The company’s unique business strategy is to enter partnerships with exploration and mining companies and receive royalty income prior to production, as well as throughout commercial production. In addition, TRX actively explores gold projects suitable for third party royalty agreements.

TRX is the holder of numerous gold mineral assets in the Tanzanian goldfields, including Buckreef Project, the, Kigosi and Lunguya eluvial gold deposits but this PEA and ITR will review and document the techno-economic parameters for the Buckreef Project only. In December 2010, TRX signed a binding heads of agreement with State Mining Corporation of Tanzania (Stamico). TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%. A Definitive Joint Venture Agreement governing ownership and management of the Buckreef Project is expected to be signed in due course.

Venmyn Projects was appointed by TRX to independently co-ordinate the group of specialist consultants conducting the PEA, to independently review the study results and to compile the independent NI43-101 compliant ITR on the PEA. A summary of the contributing specialists is presented in Table 1:-

Table 1 : Specialist Consultants Contributing to the PEA

CONSULTING COMPANY	RESPONSIBILITY

Preliminary Environmental Assessment which included the following specialist consultant studies including human health risk, preliminary wetland assessment and ecological concept study and sensitivity assessment

Mine closure plan and estimate of financial provision
Africa Geo-Environmental Services (Pty) Limited (AGES)	Water fatal flaw analysis and water baseline study
Heritage Concept Study and Sensitivity Analysis
Preliminary Wetland Assessment
Ecological concept study and Sensitivity Assessment
Independent environmental permitting legal opinion
EnviroSim Consulting (Pty) Ltd	Preliminary Economic Assessment for Tanzanian Royalty Exploration Corporation Buckreef Project - Human Health Risk Assessment and Screening Level Assessment
Epoch Resources (Pty) Limited (Epoch)	Tailings Disposal Facility (TDF) design and preliminary costing
Sound Mining Solution (Pty) Limited (SMS)	Geotechnical assessment, mine design and costing
K’Enyuka (Pty) Ltd (K’Enyuka)	Preliminary Process Design and economic evaluation of process flow
Source : Venmyn Projects 2012

The ITR was prepared in accordance with the requirements of:-

•	disclosure and reporting requirements of the TSX as stipulated in the 2007 TSX Company Manual;

•	Canadian National Instrument 43-101, ‘Standards of Disclosure for Mineral Projects’, Form 43-101F1 and Companion Policy 43-101CP (April 2011); and

•	Canadian Institute of Mining, Metallurgy and Petroleum (CIM) Definition Standards (2005).

Each section of the ITR is designated with the relevant NI43-101 Item number (NI Item) and the guidelines are considered by Venmyn Projects to be a concise recognition of the best practice due diligence methods and accord with the principles of open and transparent disclosure that are embodied in internationally accepted Codes for Corporate Governance. These standards of disclosure are the minimum standard for Venmyn Projects’ techno-economic due diligence and embody current trends in technical and economic valuation of mineral properties. Venmyn Project’s proprietary checklist ensures that an internationally acceptable process is completed for the reporting of the mineral assets.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN Independence you can trust
Tanzanian Royalty - PEA
FIGURE 01

LOCALITY AND INFRASTRUCTURE OF TANZANIA

LOCALITY WITHIN AFRICA
TANZANIA
UGANDA
RWANDA
BURUNDI
KENYA
DRC
ZAMBIA
MALAWI
MOZAMBIQUE
Lake Victoria
Lake Naivasha
Lake Natron
Lake Eyasi
Lake Manyara
Lake Tanganyika
Lake Rukwa
Lake Bangweulu
Mtera Dam
Indian Ocean
Bukoba
Musoma
Kigali
Nairobi
Mwanza
BUCKREEF PROJECT
Bujumbura
Shinyanga
Kahama
Arusha
Moshi
Kigoma
Tabora
Singida
Tanga
Pemba
Zanzibar
Dodoma
Mpanda
Morogoro
Dar es Salaam
Iringa
Kidatu
Sumbawanga
Mbeya
Lindi
Mtwara
Songea
Serengeti National Park
Ngorongoro Conservation Area
Kilimanjaro Game Reserve
Tsavo National Park
Tarangire National Park
Kigosi Game Reserve
Gombe National Park
Ruaha National Park
Milumi National Park
N23
B3
B8
B141
B1
A14
B129
A7
A104
2°S
6°S
10°S
30°E
34°E
38°E
N
0
Scale:
400km
LEGEND
Capital City
Towns
Roads
Railway Lines
Powerlines
International Boundaries
Provincial Boundaries
Rivers
Lakes and Dams
Conservation Areas
Mountain Ranges
Project Area

Source: TRX 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.

VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

1.1	Use of the Term "Ore"

The Canadian National Instrument Companion Policy 43-101 (Section 2.3) indicates that in the context of mineral resource estimates, the term “ore” implies technical feasibility and economic viability that should only be attributed to mineral reserves”. In compliance with Section 2.3 of the Companion Policy, the term “ore” is not used in the Mineral Resource context of this ITR. The term “ore” is used however, in the mining and processing sections of the ITR and in this context, implies no application of modifying factors.

1.2	The Buckreef Project PEA Concept (NI 2b)

The PEA on the Buckreef Project was commissioned by TRX with the purpose of defining and quantifying the preliminary technical and economic merits of the project. The following discussion is a synopsis of the PEA concept but for the detailed Project description and locality refer to Section 3 and Section 4 (Figure 1 and Figure 2). The Buckreef Project comprises five gold deposits located within two geographically separated areas approximately 25km apart. For the purposes of the PEA, the two geographically separated areas have been termed the Buckreef Mining Area (BRMA) and the Buziba Mining Area (BZMA) and the individual gold deposits within these mining areas have been termed Prospects, as summarised below:-

•	BRMA: includes the Buckreef Prospect, the Bingwa Prospect and the Tembo Prospect; and

•	BZMA: includes the Buziba Prospect and the Busolwa Prospect.

The overall PEA concept was developed and reported on these individual mining areas and then consolidated on the following basis (Figure 3):-

•
the June 2011 ITR on the Buckreef Project (Venmyn Projects D1030, 30th June 2011) published on the “ System for Electronic Document Analysis and Retrieval’ (SEDAR), reported the technical aspects of four of the Prospects namely Buckreef, Bingwa, Tembo and Buziba. Subsequent to the publishing of the June ITR, a preliminary joint venture agreement was reached which requires the incorporation of a fifth prospect into the PEA, namely the Busolwa Prospect (Figure 2). Exploration data and Mineral Resource estimates are available for the Busolwa orebody, which is an extension of the Buziba gold deposit and as a consequence, the technical and economic characteristics and parameters for the Buziba and Busolwa Prospects are often described together, as the Buziba-Buslowa Prospect;

•
an extended mining right has been granted to TRX (Special Mining Licence 04/1992) which encompasses the Buckreef, Bingwa and Tembo Prospect areas. The Buziba and Busolwa Prospects are held under a Prospecting Licence and a Retention Licence respectively (see Section 3.5) and within the BZMA, small-scale miners operate under numerous Primary Mining Licences (PMLs). For the purposes of the PEA, the current lack of a mining right over the BZMA was not considered a fatal flaw and given Staminco’s shareholding in the Project, the granting of a Special Mining Licence to encompass the BZMA Prospect areas is not considered by TRX to represent a project risk;

•
the BRMA deposit is a low to medium grade, low tonnage shear zone hosted type orogenic gold deposit, whilst the BZMA deposit comprises a more disseminated high tonnage, low grade mineralisation. The difference in the mineralisation style has direct bearing on the mine development and plant design parameters and wherever possible the PEA designs have been undertaken in modular units that are can be added or removed from the study as required. The modular approach permits flexibility in the economic evaluation of the various options examined in the PEA;

•	the PEA is based on Measured, Indicated and Inferred Mineral Resources defined for the BRMA and Indicated and Inferred Mineral Resources for the BZMA;

•
the PEA results will be reported on a 100% project basis and not the TRX attributable basis as various Busolwa Prospect joint venture agreements are still to be finalised. There is no certainty that a definitive agreement relating to the Busolwa Prospect will be reached, nor as to the terms that may be agreed upon in respect of any such definitive agreement.

•	open cast pits were developed individually for the five prospects and no underground mining operation option has been evaluated for the PEA;

•
the open pit models for the PEA were developed using an incomplete historic geotechnical data set. The resultant PEA mine design cannot be considered optimised and the designs are therefore referred to as ‘concepts’. The open pits were designed at slope angles of 45º for the weathered zone and 60º to 70º for the unweathered zones. Subsequent to the completion of the initial mine design concepts, the results of the geotechnical study for the PFS have indicated that the mine designs for the future PFS can be conducted at improved slope angels for three geotechnical zones namely, 60º in the weathered zone, through 80º in the transition zone and 90º in the fresh material;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 02

LOCALITY, INFRASTRUCTURE AND COMPONENTS OF BUCKREEF PROJECT

LEGEND:
Project Area
Active Gold Mines
Lake Victoria
Power
Roads
Lake Victoria
Kagera
Mwanza
GEITA
B163
BUCKREEF PROJECT
Mabuki
KITONGO
TULAWAKA
BULYANHULU
Bubiki
GOLDEN RIDGE
Ushirombo
NYAKAFURU
Shinyanga
Kigosi Game Reserve
B3
Kahama
Tinde
Scale:
0
37.5km
9,700,000
9,650,000
9,600,000
350,000
400,000
450,000
500,000
550,000
BUCKREEF MINING AREA (BRMA)
BUCKREEF PROSPECT
Buckreef
Bingwa
Rwamagaza Village
Tembo
BUZIBA-BUSOLWA MINING AREA (BZMA)
Nyarugusu Village
BUZIBA PROSPECT
Buziba
Buzolwa
BUZOLWA PROSPECT
RWAMAGAZA FOREST RESERVE
9,660,000Y
9,650,000Y
0
Scale
2km
380,000X
390,000X
400,000X
410,000X
LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Retention Licence (RL)
Prospecting Licence (PL)
Plant Site Base Case 1
Pit Shells
Villages
Preferred TSF
Alternate TSF

Source: TRX 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

•	benchmarking of other gold mining operations within Tanzania suggested that the BRMA should have a target production of 150,000tonnes per month (tpm) and the BZMA a target of 300,00tpm;

•	the optimal mining sequence is to be evaluated in the PEA and five scenarios were interrogated namely:-

o
Case 1: mining the higher grade BRMA first, until all economic mineralisation has been exploited, then dismantling the 150,000tpm conventional BRMA plant and transferring the operation to the BZMA. The BZMA plant is increased in capacity to 300,000tpm and the operation is powered by electricity supplied by the Tanzanian National grid ;

o
Case 2: mining the BRMA and BZMA as in Case 1, but with a centralised single plant located approximately 18km east of Buckreef Prospect and hauling the ore to the plant. Initially, the plant would have a 150,000tmp capacity, which would be increased to 300,000tpm once mining commences at BZMA. The operation would be grid powered;

o
Case 3: mining the BRMA first and exploiting the BZMA at the end of the BRMA life of mine (LoM) as in Case 1, but using small, multiple 30,000tpm modular plants in series. The operations would be grid powered;

o	Case 4: the same as Case 1 but powered by diesel generators; and

o
Case 5: mining the BZMA first and exploiting the BRMA at the end of the LoM. Case 5 was eliminated early in the PEA as being uneconomic and for this reason is not referred to in the following discussions.

•
the large, conventional processing plant was designed as a modular, carbon in leach (CIL) plant with a gravity circuit. Various different options for the comminution circuits were developed for the BRMA and BZMA ores but beyond the comminution circuits, the plants for BRMA and BZMA are identical. The small, 30,000tpm plants are also modular in design, each with dedicated comminution, gravity and CIL circuits;

•	given the unfavourable historic heap leach test results, heap leaching of the low grade BZMA ore was not considered in the PEA;

•
some historical metallurgical testwork is available and typical ore characteristics were assumed for the PEA on this basis. The presence of clay rich material was noted and is considered to influence the ease and cost of material handling, as well as the optimal milling and crushing methodology;

•
historical gravity recoveries adopted for the PEA, range between 30% to 45% depending on the source. The recoveries for the CIL plant are estimated based on historic metallurgical testwork to range between 91% and 95%;

•
for the purposes of the environmental, hydrology and geo-hydrology studies, the Buckreef, Bingwa and Tembo Prospect areas are considered as a unit and the Buziba/Buslowa Prospect area as a separate study area;

•
TRX engaged Tanzanian legal opinion to clarify permitting with regards the proximity to the Rwamaganza forest reserve, the formal process for the social and community aspects, permitting for the tailings disposal facility (TDF), if any specific engineering codes which will apply, permitting for the processing plant and the confirmation of the position with regards liability for historic plumes and old workings;

•
some historic environmental impact assessment of the BRMA has been undertaken but no historical Environmental Impact Assessment (EIA) has been completed for the BZMA. For the purposes of the PEA, high level concept and sensitivity assessments and fatal flaw reviews have been undertaken for both the BRMA and BZMA in terms of ecology, heritage sites, human health risk, wetland assessment and archaeology;

•
historic geochemistry profiling highlighted the presence of arsenic (As) and lead (Pb) and other heavy metals in the ore, which could prove problematic from an environmental perspective. The environmental specialists conducted some initial As leachate testing for the PEA and found that the As in the leachate is below detection limits. Consequently, whilst the PEA TDF designs included both lined and unlined options, the PEA selected unlined but monitored options based on geochemistry results thus far;

•	environmental sensitivity assessments for the PEA reviewed the following aspects considered by the specialist consultants to be potential areas of concern:-

o	mercury contamination by artisanal mining;

o	historic plant and tailings sites which require rehabilitation and containment;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

o	contaminated water from old workings which will have to be contained;

o	potential As contamination plumes in groundwater, soils and surface drainages which require assessment and monitoring in more detail; and

o	the presence of chromium in the tailings.

•
the local electrical power supply grid (TanEsco) is located within a 50km to 60km distance of the project. Various scenarios were examined, which included USD8m capital for grid power connection and supply at 12 cents per kilowatt (cpKW). Given the unreliable nature of the power supply in Tanzania, a back-up diesel generator supply for essential operations was included in the grid powered options. In Case 4, the power supply for the PEA is defined as fully diesel generator driven, in keeping with some of the operational mines in the region;

•
diesel and chemicals are assumed to be transported from Dar es Salaam to Mwanza and distributed to the BRMA and BZMA. Other large mining operations in the vicinity are adequately supplied using the current infrastructure;

•
approximately 50km of roads require upgrading and several drainage channels necessitate the building of river crossings. The PEA undertook a high level cost estimation of this infrastructure, benchmarked on current Tanzanian roadworks and construction costs. The PEA assumed that 50% of the construction will be undertaken by TRX;

•
the mine water supply options were investigated including mine dewatering, local well fields situated on shear zones, and dams developed on the Nyazama and Nayzovo streams. The geo-hydrological study determined at a high level the mine water supply requirements in conjunction with processing and TDF design;

•
various site options for the TDF at BRMA and BZMA were investigated bearing in mind the potential hazardous metallogenesis and potential for flooding. Options considering lined versus unlined designs were evaluated and initial trenching at selected sites provided information with regards saprolite development, clay availability for use as a liner and availability of waste rock for construction. The two TDF’s for Cases 1, 3, 4 and 5 were costed as unlined with a capital cost for monitoring boreholes of USD120,000 and a monitoring opex of USD70,000pa. The TDF for the central plant in Case 2 was not re-designed but the cost estimate is the combination of the BRMA and BZMA facilities, also unlined with monitoring;

•	all costs used in the PEA were based either on quotes obtained from suppliers or benchmarking against current similar African operations;

•	the PEA assumed a cut-off grade of 0.5g/t Au;

•	the PEA assumed an Economic Analysis base case gold price of USD1,500/oz Au (at a 5% real discount rate), in keeping with PEAs released into the public domain in 2012;

•	the PEA assumed a USD:ZAR exchange rate of 8.0; and

•
the various options considered in the PEA served principally to define the areas of information paucity that required rectification for the PFS. Furthermore, the most suitable logistic and economic options were defined and refined for the studies going forward.

1.3	Sources of Information (NI 2c)

The ITR is based upon information supplied by TRX to Venmyn Projects and the specialist consultants, as summarised below, referenced in the text, presented in Table 2 and included in Section 26:-

•
historic exploration information from previous holders of the exploration rights, Iamgold Corporation (Iamgold), which surrendered the rights and exploration information to the Tanzanian government in 2009. The historic information is in the possession of TRX by virtue of the joint venture with Stamico;

•	in-house exploration results from surveys undertaken by Iamgold in the course of its tenure;

•	technical reviews undertaken by independent consultants, commissioned by and on behalf of Iamgold;

•	TRX exploration results; and

•	independent specialist studies commissioned by TRX, as summarised in Table 1;

TRX has warranted in writing that it has openly provided all material information to Venmyn Projects, which, to the best of its knowledge and understanding, is complete, accurate and true.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The Mineral Resource estimates were originally compiled independently by Hellman and Schofield (Pty) Ltd based on the historic Iamgold exploration results.

The authors of this ITR are not qualified to provide extensive commentary on legal issues associated with TRX ‘s right to the mineral properties. Venmyn Projects has reviewed the legal title documentation (Special Mining Licence and Prospecting Licences) and, whilst this does not constitute a legal opinion, the authors have satisfied themselves that the information presented herein is materially correct. No warranty or guarantee, be it express or implied, is made by the authors with respect to the completeness or accuracy of the legal aspects of this document. In addition, Venmyn Projects has relied on the legal opinion by B. J. Nnunduma (PhD) in terms of the environmental permitting requirements.

Table 2 : Historic Source Documentation for ITRs Published Prior to the PEA

DOCUMENT NAME	COMPILED BY	REFERENCE	DATE
Buckreef Project-Tanzania. Interpretation of a Helicopter airborne geophysical survey.	Barret D.	A report for Ashanti Goldfields (Tanzania) Ltd.	1999
Buckreef Gold mine Re-Development Project	Stamico	Information Memorandum	Aug-10
Technical Report on the Buckreef Gold Project	Tomkinson, M.J., Putland L.,	Hellman and Schofield	2006 Published on SEDAR 2006
Estimates of the Gold Resources at Buckreef Prospect, Tanzania		Hellman and Schofield	June 2007 Unpublished Report
Recoverable gold Resource Estimation of the Bingwa Deposit, Tanzania		Hellman and Schofield	July 2006 Unpublished Report
Recoverable gold Resource Estimation of the Tembo Deposit, Tanzania		Hellman and Schofield	February2007 Unpublished Report
Iamgold Surrender Report	Minde, T., Sheehan, P.	Iamgold Tanzania Limited	July 2009 Unpublished Report
Proposed Hydrometric Station Locations	Mc Nee,G.	Lorax Environmental	2007 Unpublished Report
Phase 2 Metallurgical Testwork		Metallurgical Project Consultants (Pty) Ltd	2007, Report 6011
Buslowa Ore Characterisation Testwork		Independent Metallurgical Laboratories (Pty) Ltd	2005, Report 2305

Source : TRX 2011

1.4	Personal Inspection (NI 2d)

The Qualified Persons responsible for the ITR and all the contributing specialist consultants visited the Buckreef Project between 22nd and 29th October 2011.

1.5	Scope of the Opinion and Statement of Independence

In the execution of the mandate, Venmyn Projects undertook the PEA, in order to identify the factors of both a technical and economic nature, which would impact the future viability of the Buckreef Project in Tanzania. Venmyn Projects considered the strategic merits of the assets on an open and transparent basis.

Venmyn Projects has prepared this ITR for potential investors and their advisors. Venmyn Projects considered the strategic merits of the assets utilising the best practise due diligence methodologies that accord with the principles of open and transparent disclosure embodied in internationally accepted codes for Corporate Governance. The ITR has been compiled in order to incorporate all available and material information that will enable potential future finance providers to make balanced and reasoned judgements regarding the economic merits of TRX’s Buckreef Project.

Venmyn Projects is an independent advisory company. Its consultants have extensive experience in preparing

Technical Reports, technical advisers’ and valuation reports for mining and exploration companies. Venmyn Projects’ advisors have, collectively, more than 70 years of experience in the assessment and evaluation of mining projects and are members in good standing of appropriate professional institutions. The signatories to this report are qualified to express their professional opinions on the project and qualify as Qualified Persons, as defined by the Canadian National Instrument 43-101 Standards of Disclosure for Mineral Projects. To this end, Qualified Persons Certificates are presented in Appendix 2.

Neither Venmyn Projects nor its staff, have or have had any interest in any of TRX’s projects capable of affecting their ability to give an unbiased opinion, and, have not and will not, receive any pecuniary or other benefits in connection with this assignment, other than normal consulting fees. Neither Venmyn Projects, nor any of the authors of the ITR, hold any interests in TRX.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

2	RELIANCE ON OTHER EXPERTS (NI 3)

Venmyn Projects and the Qualified Persons identified as the authors responsible for this report, have specifically relied on other experts as referred to in NI43-101 Item 3. Therefore, in compliance with Item 3, the other experts, who are not specifically qualified persons responsible for this report, and their individual reports, together with the Sections to which their work applies, have been identified in Table 3.
In addition, the PEA is based on the specialist consultant studies conducted in Table 1 and information from studies conducted on the behalf of the several previous holders of the rights including Iamgold, by independent specialist consultants. Venmyn Projects has reviewed the independent technical reports and is reasonably assured, having made due enquiry, that these reports are based on accepted international industry practice and fairly represent the Project.

Table 3 : Reliance on Other Experts

EXPERT	COMPANY	TYPE OF STUDY	DATE	NATURE AND EXTENT OF RELIANCE
Barret, D.	Ashanti Goldfields	Airborne Geophysical Survey	1999	Full interpretation of helicopter airborne geophysical survey (Section 10)
Mac Donald C., Tambila K	Social Sustainability Services	Social Impact Assessment	2006	Full Reliance on the Results of the Study (Section 19)
Mc Nee, G.	Lorax Environmental	Hydro-geological	2007	Full Reliance on the Results of the Study (Section 19)
B. J. Nnunduma (PhD)		Environmental permitting legal opinion	2011

3	LOCALITY, INFRASTRUCTURE AND COUNTRY PROFILE OF TANZANIA (NI 24)

	3.1	Tanzania Locality, Country Profile and General Infrastructure

The United Republic of Tanzania is located in east Africa on the Indian Ocean coast and is bordered by Kenya, Uganda, Rwanda, Burundi, Zambia, Malawi and Mozambique (Figure 1). Tanzanian governance includes the islands of Matia, Pemba and Zanzibar. The administrative capital, Dodoma is located near the centre of the country and Dar es Salaam, the financial and economic centre, is located on the coast. The areal extent of the country is 945,040km2 and the total population is approximately 43.7million. The country profile of Tanzania is summarised in Table 4.

Table 4 : Country Profile of Tanzania

TANZANIAN COUNTRY PROFILE		ESTIMATE YEAR

Location	East Africa
Time Zone	UTC+3
Dialing Code	+255
Geographic Co-ordinates	6 00S, 35 00E
Bordering Countries	Indian Ocean, Kenya, Mozambique
Coastline	1,424km
Capital City	Dar es Salam
Government Type	Republic
Land Area	885,800km2, water 61,500km2, 31st in the world in terms of size
Maritime area	12 nautical miles (nm)
Elevation	Lowest point 0mamsl and Kilimanjaro 5,895mamsl
Topography	Plains along the coast with a central plateau and highlands in the north and south
Climate	Tropical along the coast to temperate in highlands
Population	41,892,895
Ethnic Groupings	99% African on the mainland comprising 130 tribes, other 1% Asia, European and Arab
Languages	Swahili, English, Arabic
Currency Code	Tanzanian shillings (TZS)
Exchange Rate	1USD:1,503TZS	2011
Inflation Rate (consumer prices)	7.20%	2010
GDP (Gross)	USD23.4b	2011
Real GDP Growth Rate	6.90%	2011
GDP-per capita	USD1,500	2010
Export Value	USD3.8b	2010
Export Commodities	gold, coffee, cashew nuts, cotton, manufactured goods	2009
Export Partners	India 8.5%, China 7.6%, Japan 7.12% Netherlands 6.2% UAE 5.7% Germany 5.2%	2009
Import Value	USD6.3b	2010
Import Commodities	consumer goods, machinery, industrial raw materials, crude oil
Import Partners	India 8.5%, China 13,7%, South Africa 7.8%, Kenya 6.8% UAE4.7% Japan 4.3%	2009
Natural Resources	Hydropower, tin, phosphates, iron ore, coal, diamonds, gemstones, gold, natural gas, nickel

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

TANZANIAN COUNTRY PROFILE		ESTIMATE YEAR
Power	3.8bkWh production, 3.18bkWh consumption	2007
Land Use	Arable land 4.23%, permanent crops 1.16%, other 94.61%	2005
Environmental issues	Soil degradation, deforestation, destruction of coral reefs, illegal hunting of wild animals especially for ivory
Industries	Agricultural processing, diamond gold and iron mining, soda ash,cement, oil refining, shoes, wood products, fertilizer

Source: CIA World Fact Book, www.gfmag.com

Tanzania is sub-divided into 26 administrative regions, of which 21 are in the mainland and five in Zanzibar. Tanzania is mountainous in the northeast and the highland includes Africa’s highest peak, Mt Kilimanjaro. To the north and west are the navigable lakes, Lake Victoria and Lake Tanganyika. Central Tanzania comprises a large plateau, with plains and arable land.

Infrastructure and accessibility in Tanzania is operational and there is an international airport at Dar es Salaam and numerous other manned and unmanned airstrips at regional centres throughout the country. Domestic air transport is reasonable, and connects all the major regional centres within the country. National roads are generally in good repair, facilitated by a Road Fund and Road Agency structure and fuel levy. Secondary and dirt roads are in various states of repair and passable by 4x4 vehicles,

The port of Dar es Salaam is a significant regional port in East Africa; however, it often represents a bottleneck for both imports and exports. Privatisation of certain sectors of the port in recent years has assisted in improving the efficiency of the port, however, the significant growth in shipping traffic continues to exceed the capacity of the port.

Power supply in Tanzania is characterised by very low consumption, low coverage and poor reliability, with frequent outages, even in major centres. Significant investment in the power generation capacity of Tanzania is required to mitigate these issues. Water supply is poor and access to clean and safe water is limited.

The telecommunications network is based on microwave radio relay stations and is available in all major towns. This network is supplemented by a mobile cellular system, operated by a number of different private service providers and is available throughout most of the country.

3.2	Tanzanian Political History

Following World War I, the League of Nations decreed that the former German colony of Tanganyika be placed under British administration. Tanganyika gained independence from Britain in 1961, and briefly adopted a British parliamentary form of government, which was succeeded in 1962, by a presidential form of government headed by Julius Nyerere.

The Interim Constitution of the United Republic of Tanzania was adopted and a union negotiated between the former Tanganyika colony and the islands of Zanzibar. The union was formalised in 1977 with the merger of Tanzania’s ruling party, Tanzanian African National Union and the main representatives of Zanzibar’s Afro Shirazi Party to form a new party called the Chama Cha Mapinduzi (CCM).

The adoption of a permanent constitution, with the provision that allowed Zanzibar to elect representatives to the National Assembly, further strengthened these ties.

Ndugu Ali Hassan Mwinyi was elected president in 1985 and began a process of political and economic reform of the socialist economic policies of President Nyerere. In 1992, the constitution was amended and a multi-party system was introduced.

Benjamin William Mkapa was elected president in 1995 and continued with these reforms and presided over a relatively stable political environment. He promoted a culture of human rights, non-racial policies, freedom of speech, and is recognised as the driving force behind Tanzania’s economic liberalisation. Mkapa was re-elected in 2000. In 2005, Jakaya Kikwete of the ruling party won the presidential elections by a landslide (over 80%) margin, and undertook to continue the economic reforms set in motion by Mkapa. In 2010, he was re-elected as president for his second term, by another overwhelming vote. Elections and transitions have continued to progress peacefully.

3.3	Economic Climate and Fiscal Regime

Despite the recent economic reforms, Tanzania remains one of the poorest economies in the world, depending largely on agriculture (±40% of GDP), which accounts for 85% of all exports and employs 80% of the work force. Tanzania is still dependent on multilateral and bilateral aid, in order to support infrastructural development and to alleviate poverty. It is a member of the East African Community and this assists in regional trade ties.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The GDP in 2011 was quoted as approximately USD23.4b (Table 4), with the real growth rate of the economy in excess of 5% for the past 5 years. Inflation during 2010 has averaged approximately 7%, with public debt in excess of approximately 47.5% and a deficit of approximately 7%. The country’s PPP purchasing power parity (PPP) was estimated at USD62.89bn for 2010.

3.4	Exploration and Mining in Tanzania

Tanzanian has currently one of the highest levels of exploration in Africa due to its overall prospectivity, political stability and investor friendly policies. Gold was mined in Tanzania long before the arrival of the Europeans and the early 1990s marked the rapid increase in exploration by international companies, searching for gold deposits within the granite-greenstone belts of the Lake Victoria Goldfield (LVG).

The success of this exploration has led to the opening of numerous large gold mines in the area producing an average of in excess of 40,000kg of gold a year for the past 5 years, with a peak of in excess of 52,000kg in 2005. Gold production decreased in 2008 as a consequence of the global economic crisis, but exploration has been ongoing, albeit at a slower pace, and new discoveries continue to occur.

The LVG is characterised by gold mineralisation associated with iron formations, tuffs, and volcano-sedimentary exhalatives. Notable developments in the past 10 years include the commissioning of large-scale mines at Geita, Bulyanhulu, Nzega, North Mara, Buhemba and Tuluwaka. Gold has also been discovered and mined, to a far lesser extent, in the southern and southwestern parts of the country.

In addition to gold, the following commodities are mined and actively explored for within Tanzania:-

•	base metals, in a belt running from Kagema, through Kigoma, to the Mbeya, Ruvuma and Mtwara regions and in northwest Tanzania; and

•
gemstones in eastern and western belts running from the Kenyan border in the north to Mozambique in the south. Tanzania is particularly well known for its diamonds (specifically from the Mwadui Mine) and Tanzanite (blue zoisite).

3.5	Tanzanian Mining Law and Royalties and Taxes

.
In April 2010, a revised Mining Act was passed by Parliament, which incorporated higher royalties at 4% for precious and base metals, 6% for diamonds and gemstones, and 7% for uranium, as well as, requiring mining companies to list on the Dar es Salaam Stock Exchange.

The 2010 Mining Act gives the State “a free carried interest” in mining projects, the level of which is negotiated between the government and the mineral rights holder depending on the type of mineral and the level of investment.

The State ownership of future mining projects in Tanzania will be based on the level of investment in each individual joint venture. The new act prescribes that mineral rights and licenses for dealing in minerals will be reserved exclusively to Tanzanian citizens and corporate bodies under the exclusive control of Tanzanian citizens. Furthermore, licences to mine for gemstones are only to be granted to Tanzanians, regardless of the size of the operation. It is understood that agreements/licences currently in force with non-Tanzanian controlled mining companies remain unchanged.

Salient features of the 2010 Mining Act are:-

•	the right to trade in mineral rights;

•	the simplification and consolidation of past statutes on mining and mineral trading; and

•
the improved security of tenure through removal of most past ministerial discretionary powers and introduction of a mining advisory committee responsible for advising the Minister of Energy and Minerals on decisions to ensure enhanced clarity and transparency; fair, streamlined and non-discriminatory licensing procedures; and environmental management.

The Mining Act aims to deter information hoarding of new discoveries, the freezing of exploration acreage for speculative purposes and transfer pricing and tax evasion. The fiscal incentives provided to exploration and mining activities include the following:-

•	exemption of import duty and Value Added Tax (VAT) on equipment and essential materials up the anniversary of start of production, thereafter 5% seal applies;

•	depreciation allowances of 100%; and

•	repatriation of capital and profit directly related to mining.

Under the Mining Act, Tanzania issues four basic categories of licences:-

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•
Reconnaissance Licence: granted for one year and renewed for one year. A work programme must be submitted by the applicants and bi-annual reports are required for submission. On expiry, all data, maps and reports are to be surrendered to the Government. The licence holder may then apply for a Prospecting Licence;

•
Prospecting Licence: granted for an initial period of three years and for two successive periods of renewal, neither of which can exceed two years and both of which require a 50% reduction in land area. The portion returned to the State can be re-applied for as a new application under a different company name. Currently, a subsidiary company under the same parent umbrella may apply for the new application;

•
Retention Licence: granted to the holder of a Prospecting Licence on which mineral deposits of commercial significance have been discovered but which cannot be exploited or developed immediately. These licences are granted for a maximum of five years; and

•
Mining Licence: granted to the holder of a Prospecting Licence over the area and gives the holder the exclusive right to prospect and mine minerals. These are valid for 25 years (or the life of mine), with an option to renew for a further 25 years. Special Mining Licences are granted on the basis of an application which stipulates the Mineral Resources and Reserves for the deposit, mining and processing proposals as well as social and labour plans and beneficial use of the resources. The Special Mining Licence is based upon a Development Agreement between the Department of Energy and Minerals and the applicant.

The State reserves its rights to revoke any Reconnaissance, Prospecting, Retention and/or Mining rights in terms of the Tanzanian Mining Act. In terms of security of tenure, there are recorded cases of companies with renewal applications in process, having new Prospecting Licences granted over their previously held right.

If licences fall within a Forest Reserve and Game Controlled Area, additional authorisation must be sought from the Ministry of Natural Resources and Tourism (MNRT).

With respect to TRX’s Prospecting Licences, no royalties or taxes are payable to the State, and normal exploration expenditures will be subjected to tax regulations as set out by the Tanzania Revenue Authority (TRA).

In terms of the 2010 Mining Act, royalty will be computed on a gross value basis, as opposed to the net profit value in the previous act. Production from future TRX mining operations will be subject to a 4% royalty (2010 Mining Act Part VI 87). A corporate tax rate of 30% will be applicable to the Project.

4	PROPERTY DESCRIPTION AND LOCATION (NI 6)

	4.1	Project Location (NI 6a, 6b)

The Buckreef Project is an advanced gold exploration project, which comprises numerous Prospecting Licences and a single Special Mining Licence located approximately 100km southwest of the regional city of Mwanza, in Geita District of northern Tanzania (Figure 1). The Project area is centred on 3o 7’ 18’’N and 32o 7’ 5’’E and includes the historic, dormant Buckreef Mine located within the western portion of the project and 5 gold prospects in two geographically separated areas as shown in Figure 2. As discussed in Section 1.1, these two areas have been termed for the purposes of the PEA, the BRMA in the west of the Project area and the BZMA, approximately 28km to the east (Figure 2). The five gold prospects are located within these mining areas as summarised below :-

•	BRMA: includes the Buckreef Prospect, the Bingwa Prospect and the Tembo Prospect; and

•	BZMA: includes the Buziba Prospect and the Busolwa Prospect.

4.2	Issuer's Title and Tenure (NI 6a, 6c, 6d))

The Buckreef Project advanced exploration project was originally held by Iamgold Tanzania (IAGT) prior to July 2009. The “Agreement to Redevelop the Buckreef Gold Mine (ARBGM)” between Iamgold and the Ministry for Energy and Minerals included at that point, a single Special Mining Licence and 12 Prospecting Licences covering 98.19km2. In July 2010, IAGT applied to surrender all licenses relating to the ARBGM, effective 25th October 2009, and the Commissioner for Minerals withdraw all license applications relating to the ARBGM.

In 2010, TRX was invited by Stamico on behalf of the Ministry of Energy and Minerals, to tender for the opportunity to negotiate a joint venture agreement with respect to the Buckreef Project. TRX was awarded the tender, as confirmed in a letter from the Director General of Stamico dated 16th December 2010. In October 2011 TRX signed a joint venture agreement with the State Mining Corporation of Tanzania (Stamico) with regards to the Buckreef Project. TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45%.

Under the agreement, TRX will manage the Project and is not responsible for providing mine development financing. If positive feasibility is achieved, TRX expects that the Project will be financed through debt or a combination of debt and equity. Net profits will be divided in accordance with the parties’ ownership interests after payment of all project expenses including debt service.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The Prospecting Licences and Special Mining Licence awarded to TRX as part of the joint venture are summarised in Table 5 and illustrated in Figure 3.

In December 2011, TRX was awarded an enlargement of the SML04/1992 from 3.45km2 to 16.04km2 (as illustrated in Figure 3) and the enlargement is subject to the same conditions as the original SML04/1992.

The Busolwa Prospect area is held under a Retention Licence and is the subject of negotiations for a joint venture. There is no certainty that a definitive agreement relating to the Busolwa Prospect will be reached, nor as to the terms that may be agreed upon in respect of any such definitive agreement.

In addition, within these licences are small-scale artisanal gold operations, which comprise 53 Primary Mining Licences (PML) or “claims”, held mostly by local parties (Figure 3).

The Buckreef Project comprises a hilly area over which the surface and mineral rights are vested in the State. No surface rights agreements are currently in place and there are no obligations on TRX with respect to surface rights agreements. The Tanzanian Mining Act requires consultation with landowners for access and a written authorisation is required for access and construction (2010 Act, Part VII 95 and 96). Appropriate compensation for any damages incurred during the exploration process or relocation, is negotiated with Local Government Authorities and Village Council (Mining Act Part VIII 102). All disputes are settled by the Commissioner.

The property boundary beacons have been surveyed and the location of all known mineralisation, the existing processing plant, waste rock dumps and tailing disposal facility (TDF) are shown in Figure 4 and Figure 3.

Table 5 : Summary of the Buckreef Project Legal Tenure

PROSPECT AREA	TENEMENT NUMBER	TENEMENT NAME	HOLDER	LICENCE GRANT DATE	AREA (km2)	DURATION OF LICENCE (yrs)
Buckreef	*SML04/1992	Buckreef		2000	16.04	17 Renewable
Buziba	PL6545/2010	Buziba		2010	5.28	3 Renewable
	PL6547/2010	Buseresere		2010	5.29	3 Renewable
	PL6549/2010	Nyamalimbe Geita		2010	2.66	3 Renewable
	PL6548/2010	Nyambale Boss Reef	State Mining	2010	1.89	3 Renewable
	PL6427/2010	Nyambale Busanda	Corporation	2010	2.10	3 Renewable
	PL6428/2010	Mabamba Geita	(STAMICO) and	2010	2.99	3 Renewable
	PL6431/2010	Nyamalimbe Geita 2	Tanzania Royalty	2010	2.66	3 Renewable
	PL6430/2010	Rwamagaza West	Exploration Corporation	2010	8.90	3 Renewable
Tembo and Bingwa	PL6546/2010	Rwamagaza Geita		2010	33.19	3 Renewable
	PL6544/2010	Rwamagaza South		2010	2.58	3 Renewable
	PL6432/2010	Rwamagaza South		2010	2.39	3 Renewable
	PL6429/2010	Rwamagaza North		2010	25.63	3 Renewable
Busolwa	RL007/11	Busolwa		2011	20.00	15 (Expiry 2016)
Source : TRX 2011
*Enlarged to from 3.45km2 to 16.04km2 as of 13th Dec 2011

4.3	Material Agreements (NI 6e)

The Tanzanian Mining Act makes provision for a Development Agreement between the Department of Energy and Minerals and mineral rights owners, the terms of which are valid for the Life of the Mine (LoM) and are constrained by the provisions of the Mining Act 2010 (Section 3.5).

In October 2011, TRX signed a joint venture agreement with the State Mining Corporation of Tanzania (Stamico) with regards to the Buckreef Project. TRX will have the right to earn a 55% interest in the Buckreef Project, with Stamico holding the remaining 45% (see Section 4.2).

4.4	Royalties, Fees and Taxes (NI 6e)

Discussed in detail in Section 3.5.

4.5	Environmental Consideration (NI 6f)

A considerable quantity of environmental study has been completed to date for the Buckreef Project but no formal Environment Impact Assessment (EIA) has been published for BZMA.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

For the purposes of the PEA, several specialist concept and sensitivity analyses were conducted on the BRMA and BZMA and the results are reported in Section 20.

The environmental assessments to date indicate that there is a possibility of potential environmental liability in terms of historic arsenic contaminated TDF sites, potential contamination plumes in groundwater, soils and surface drainages, and mercury contamination from artisanal workings within the PML’s. The extent and nature of the possible contamination is addressed in the PEA and recommendations with regard risk mitigation and future containment are made for the PFS.

4.6	Claims, Servitudes Permits and Licences (NI 6g, 6h)

TRX is unaware of any servitude that requires negotiation with any surface rights owners. There are no disputes with adjacent properties that could affect TRX’s right to access, to prospect or to perform exploration on the properties.

TRX is in possession all necessary permits to conduct the exploration planned for the Buckreef exploration project.

4.7	Existing Mining Infrastructure

The original Buckreef Mine comprises the shaft headframe and plant but in both cases lack of care and maintenance has resulted in the infrastructure now being defunct.

A small TDS is preserved, as well as the original mine and office buildings, and airstrip as indicated in Figure 4. The permanent accommodation/mess facilities are being utilised by TRX.

5	ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY (NI 5)

	5.1	Locality, Population, Access and Local Resources (NI 5b, 5c, 5e)

The Buckreef Project is situated in the Geita district, approximately 110km southwest of Mwanza, in the Lake Victoria region of Tanzania (Figure 1 and Figure 2). The hinterland northwest of Dar es Salaam is connected by a poorly maintained bitumen road, unreliable train service and several daily commercial flights. Mwanza is the nearest major population centre to the project, approximately 60km northeast of Buckreef, and is the second largest city in Tanzania with a population of 1million people.

Access to the project area is via ferry from Mwanza across Smiths Sound, then via sealed road through the township of Geita. Alternative access is via sealed road through Shinyanga and Kahama, and subsequently via gravel road north to Bulyanhulu and then west to Nyarugusu.

The project can also be accessed by scheduled light aircraft flights (Coastal Air Services) from Mwanza to the airstrips located at Bulyanhulu or Geita Gold Mines, or more directly by charter to the bush airstrips located at Buckreef Mine or Nyarugusu Village (Figure 3).

Access to Buziba southward on the Nyarugusu track from the Main Reef Mine junction to Nyarugusu Village, which is located 25km east of Buckreef Mine (Figure 3).

The infrastructure at the Buckreef Project area is generally poor and unpaved roads are poorly maintained rendering access during the rainy season difficult (Figure 5). The project area is densely populated with individual kraals and agglomerations of dwellings related to transient artisanal gold mining activities.

Exploration logistics, supplies and labour are largely provided from Mwanza and where possible, sourced locally from the villages of Rwamagaza and Nyarugusu and Geita Mine township. Local small pastoral villages are poor sources of logistical support and communication in the area is provided by a modern cell phone network, which has coverage in virtually all sectors of the LVG.

The surface rights are sufficient for future mining operations, processing plant, waste sites and TSF sites. Power and water availability are adequate for current requirements and will be upgradable to meet future mining requirements. In December 2007, Lorax Environmental was requested to conduct a study to identify suitable dam sites for a dam dedicated to supply water to the proposed Buckreef Mine site. In total 11 sites were identified and will be further investigated as the project progresses to PFS stage.

	5.2	Climate, Vegetation and Physiography (NI5a, 5d)

The project area is located in the Geita District of the Mwanza Province, which experiences a temperate climate, with sub-humid moderate temperatures all year round. The mean annual rainfall is 1,264 mm (Veiga, 2004) and the Geita District has a bi-modal summer rainfall distribution, with two main rainy seasons: one from November to December and the other from February to May (Figure 5). The period from June to August is usually dry. The rain occurs as localised storms rather than in a generalised downpour and runoff from the upland ridge and hardpan ferricrete areas on BRMA and BZMA is very high. The run-off generates rapid response stream-flow and sheet-flow.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 05

RAINFALL DISTRIBUTION AND ACCESS

RAINFALL DISTRIBUTION FOR MWANZA

RAINFALL vs NORMAL (mm)
1,000
900
800
700
600
500
400
300
200
100
DAILY RAINFALL (mm)
120
110
100
90
80
70
60
50
40
30
20
10
0
May '05
Jun '05
Jul '05
Aug '05
Sep '05
Oct '05
Nov '05
Dec '05
Jan '06
Feb '06
Mar '06
Apr '06

CULVERT ON THE MNEKEZI RIVER ALONG THE ROAD TO TEMBO

ROAD CONDITIONS DURING THE RAIN SEASON

Source: SMS, 2012

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

The water table varies markedly from season to season which can have an effect on drilling conditions. Consequently, the dry season, occurring between May and September is preferable for drilling programmes and field operations. During the wet seasons, access is limited across black cotton (Mbuga) soils. River drainages are impassable in the wet season without suitable bridge construction (Figure 5).

The annual minimum and maximum temperatures for Geita range between 14°C and 30°C. September is the warmest month with an average temperature of 29.2°C at noon, while July is coldest with an average temperature of 14.6°C at night. The area has no distinct temperature seasons and the temperature is relatively constant during the year. July is on average the month with most sunshine (Henning, 2011). The proposed project area is regarded as humid and the climate is classified as a tropical savannah (winter dry season), with a subtropical moist forest bio-zone (Henning, 2011).

The climate in the Buckreef Project area is a major determinant of the geographical distribution of plant species and vegetation types. Local conditions of temperature, light, humidity and moisture vary greatly and the Project design must accommodate this local climate variation to ensure that erosion is avoided, sensitive species or habitats are not destroyed, and material stockpiles are not damaged by meteorological events.

The Buckreef Project area consists of gently rolling low hills at an average elevation of 1,210m to 1,250mamsl, with flat alluvium deposits and Mbuga soil filled valleys. Pediments that are gently slope towards the drainage depressions which are vulnerable to erosion, particularly where vegetation cover has been removed through cultivation, mining or overgrazing The original vegetation has been modified by subsistence farming and tree clearing (mainly for charcoal), to mixed crops and open grassland. Certain areas have been damaged by overgrazing.

Topography can aid in mitigating potential visual impacts of mining projects, however the topography at the proposed project sites will not have the capacity to effectively absorb visual disturbance. Topography also influences the location of infrastructure elements by optimising earth-moving and excavating activities. The existing topography has been taken into account in the siting of the processing plants and TDFs.

Topography influences the direction and velocity of storm water runoff across an area. In the absence of detailed surveys and specialist investigations, it is assumed, for the purposes of the PEA that storm water draining across the sites will occur as sheet-flow towards the closest drainage lines. The average elevation slope of 0.01m per km or 1% has important implications for groundwater resources as groundwater generally follows the regional topography and velocity of groundwater movement is proportional to the difference in groundwater head, or groundwater elevation profile, between two or more locations (Hansen, 2011).

6	HISTORY (NI 6)

The LVG was discovered in 1894 by German explorers and significant exploitation began in the 1930s at the Geita Gold Mine. Several small gold mines exploiting near surface reefs, operated throughout the Rwamagaza Greenstone Belt (RGB Figure 6), particularly near the village of Rwamagaza. By 1940, Tanzania was producing 4.5tpa of gold (Au).

Gold bearing quartz veins were reported from the current Buckreef Mine area in 1945 and reports from the 1950s attest to ongoing production at a number of localities near Rwamagaza, including the Buckreef area. The extent of the small-scale local and colonial mining activities is evident from the numerous pits and adits covering the entire Buckreef tenement, however no production figures are available.

An airborne geophysical survey was flown during 1959 over the RGB, in a joint effort between the United Nations and the Tanzanian Mineral Resources Division, with a ground magnetic survey follow-up between 1965 to 1968. The Buckreef quartz vein hosted deposit was rediscovered in 1965 and the discovery was followed-up by drilling by the Tanzanian Mineral Resources Division. Post 1990, a new phase of modern exploration focused on potential Archaean deposits in the Lake Victoria region and the LVG developed after significant gold discoveries (Figure 6). East Africa Mines (EAM) explored 40km of contiguous strike length of the RGB. During that time (2003) Spinifex Gold, the original parent company to EAM, merged with Gallery Gold Limited of Australia. Iamgold Corporation acquired Gallery Gold in March 2006 and held the Buckreef project until July 2009.

The Buckreef Mine was an underground mine exploited in the name of the Buckreef Gold Mining Company approved by the Tanzanian State Mining Company (Stamico) in 1972 and the exploration and mining activities during this period are summarised in Table 6:-

Table 6 : Summary Buckreef Exploration and Mining between 1960 and 2003

DATE	EXPLORATION UNDERTAKEN
1960	13 diamond drillholes by UNDP (12 in current database, UNBR01-12) identified a “possible ore zone’ 107m long, 8m wide and extending to 122m depth.
1968	1968 13 diamond drillholes by Tanzanian Mineral Resources Division (MRD01-13).
1970s	Early 1970’s Underground development on 30m and 61m levels by Williamson Diamonds Ltd. Indicated ore reserve of 106,000t @ 8.7g/t Au between 23m and 76m levels using minimum mining width of 1.5m
1972	1972 Tanzanian government approved investment decision and Buckreef Gold Mining Company (BGMC)

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

DATE	EXPLORATION UNDERTAKEN
1973-1979	Further underground development and 3 diamond drillholes (BGMDD01-03) by BGMC.
1978-1981	Treatment plant and other facilities established with financial assistance from Swedish International Development Agency
1982-1988	Gold production commenced but reached only 25-40% of forecast targets. Production figure unavailable.
1988	Review of operations by British Mining Consultants Ltd who found Buckreef assay laboratory assays 65% higher than overseas check assays
1990	1990 Mining ceased and workings flooded. Total ore extracted estimated at approximately100,000t @ 3-4g/t Au
1992	Aircore, Reverse Circulation and diamond drilling by East African Mining Corporation (now East Africa Gold Mines Ltd)
Source : Hellman and Schofield 2007

Mining at Buckreef Mine ceased in 1990 due to a number of operational reasons and the mine flooded. Approximately 100,000t of Run of Mine (RoM) ore was mined at a diluted grade of approximately 3g/t Au to 4g/t Au. In 1994, the Buckreef Redevelopment Agreement was signed between the State of Tanzania and East Africa Mines Limited (EAM) and additional surface and subsurface gold resources were identified.

6.1	Historical Mineral Resource Estimates

Numerous historic Mineral Resource estimates have been made for the Buckreef Project from 1995 through to the Mineral Resource estimate published by Hellman and Schofield in reports on the Buckreef, Bingwa and Tembo Prospects between 2006 and 2007 (Section 26).

The 2006 and 2007, JORC compliant Mineral Resources were estimated using Multiple Indicator Kriging (MIK) on historical drilling data with GS3 software produced by Hellman and Schofield.

The geological wireframe models included mineralised envelopes, major rock type boundaries, oxidation surfaces and topography. Interpreted mineralised domains, that were identified at approximately 0.3g/tAu minimum, included grade and interpreted cross-section outlines shaped to drillhole traces in 3D. Variogram analysis of the spatial continuity of gold grades within the Main and North Lodes at Buckreef indicated a relatively weak long-range continuity in the horizontal plane parallel to local structural trends in the mineralisation and in cross section. This weak, long range continuity is steeply dipping to the west.

Primary Mineral Resource panel dimensions of 10mE x 20mN x 5mRL were used by Hellman and Schofield. The large size of the model panels leads to more robust resource estimates, which more closely resemble the resources achieved during mining. The resource estimates within each panel were classified according to the distribution of sampling in the kriging neighbourhood. This classification scheme took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The historic 2006 JORC compliant Mineral Resource estimate for the Buckreef Prospect by Hellman and Schofield in presented in Table 7:-

Table 7 : Historic JORC Compliant Mineral Resources for Buckreef Prospect 2006

PROJECT	RESOURCE CATEGORY	TONNAGE (Mt)	Au GRADE (g/t)	CONTAINED Au (Moz)
	Measured	3.35	2.70	0.29
Buckreef Prospect	Indicated	2.56	2.20	0.18
	TOTAL MEASURED+INDICATED	5.91	2.40	0.46
	Inferred	5.89	2.20	0.41

Source : Hellman and Schofield 2006, 2007
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
Source: Hellman and Schofield 2006
Cut-off grade 1% Au
Widths range 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Inconsistencies in totals are due to rounding

7	REGIONAL GEOLOGICAL SETTING (NI 7)

The Buckreef Project is situated within the LVG of northern Tanzania, which consists of a number of eastwest trending, linear, Archaean greenstone belts (Figure 6), which are separate granite-gneiss terrains within the Tanzanian Craton of east Africa. The LVG is the third largest gold producing region of Africa, surpassed only by the Witwatersrand Basin in South Africa and the Tarkwa region of Ghana.

Numerous gold occurrences have been identified in the LVG, and new discoveries continue to be made. Since 1998, when the first mine, Golden Pride was commissioned, four additional large-scale mines namely, Geita, Bulyanhulu, North Mara, and Tuluwaka have come into production. Geita and Bulyhanulu are considered world-class deposits, together representing in excess of 35Moz of gold resources.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust

Tanzanian Royalty - PEA

FIGURE 06

REGIONAL GEOLOGICAL SETTING OF THE BUCKREEF PROJECT

N
Geita Greenstone Belt
GEITA
PROJECT AREA
KITONGO
Rwamagaza Greenstone Belt
BULYANHULU
TULAWAKA
GOLDEN RIDGE
NYAKAFURU
MYABI
CHOCOLATE REEF
2°30'S
3°00'S
3°30'S
4°00'S
4°30'S
31°30'E
32°00'E
32°30'E
33°00'E
33°30'E
LEGEND:
Project Area
Active Gold Mines
Lake Victoria
Granitoids:
Late orogenic high K granites
Syn-orogenic granodiorites and granites, locally intruded by alaskites and microgranites
Granitic gneisses, migmatites
Structural Trend Lines
Fold Axis
0
Scale:
25km

GEOLOGICAL LEGEND:

Cenozoic
Mbuga - Alluvial deposit and lake deposits

Proterozoic
Bukuban System, siltstone and shale, basic sills; conglomerate, gritstone, quartzite

Archean Greenstone Belt
Nyanzian system, including:-
- Flyschoid sediments and metamorphic equivalents
- Acidic volcanics
- Banded Ironstone Formation (BIF)
- Basic volcanics and metamorphic greenshcists (tholeite basalt, amphibolite, horn blende and chlorite schist)
- Gneiss

Granitoid Shield
Granite / Gneiss complex including K-rich late Nyanzian intrusives

LOCALITY WITHIN TANZANIA
Mwanza
Project Area
Dodoma
Dar Es Salaam

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

The greenstone belts comprise mafic volcanics, pyritic sediments, tuffs, iron formation, chert, and felsic volcanics, collectively known as the Nyanzian Group. The metamorphic grade of the Nyanzian Group is lower to middle greenschist facies, and two major deformational episodes have been identified. Amphibolite facies metamorphic rocks are exposed in the western portions of the belt near Tulawaka Mine, but in general higher grade metamorphic complexes are rare.

The greenstone belt sequences have geological and structural similarities to major gold districts in the Canadian Shield (Val d´Or, Kirkland Lake) and the Yilgarn Craton in Western Australia (Kalgoorlie, Laverton, Leonora, Kambalda and Southern Cross).

Gold mineralisation within the LVG occurs in a number of styles including:-

•	quartz veins within minor brittle lineaments, most commonly worked on a small-scale by artisanal workers, due to their limited extent and erratic gold distribution;

•	mineralisation within major ductile shear zones;

•	mineralisation associated with replacement of iron formation and ferruginous sediments; and

•	felsic (porphyry) hosted mineralisation, such as within the Rwamagaza Greenstone Belt.

Regardless of the geological environment, it is accepted that structural control on the emplacement of the mineralisation is critical. The following structural features have proven to be important foci of gold mineralisation:-

•	structural lineaments trending at 120º;

•	flexures and splays to the 120º trend (such as at Golden Pride);

•	structural lineaments at 70º (such as at Golden Ridge); and

•	granite-greenstone contacts (such as at the Ushirombo and Rwamagaza Greenstone belts).

7.1	Local Geological Setting (NI 7)

The Buckreef Project area covers the eastern portion of the eastwest trending Rwamagaza Greenstone Belt (RGB) (Figure 6), which forms part of the Sukumaland Greenstone Belt.

The Sukumaland Greenstone Belt is oval shaped and is defined by two intermittently exposed belts of meta-volcanic and meta-sedimentary rocks that surround a core of granitoids and gneisses (Figure 7). The inner belt comprises an older, Lower Nyanzian sequence characterised by basaltic and andesitic lavas and tuffs, whilst the outer, younger, Upper Nyanzian succession consists of iron formation and tuffs. The understanding of the geology in the region has been hampered by the lack of outcrop (less than 2%). Isotopic dating suggests that the sequences are approximately 2.6Ga in age and although no contact between the outer and inner belts is exposed, a general trend of younging outwards is considered valid (Figure 7).

Within the Sukumaland Greenstone Belt, the RGB consists of a sequence of eastwest trending, poorly outcropping basaltic flows and overall the RGB varies in width from 5km to 10km. The mafic sequences consist of komatiitic basalts to the south and tholeitic basalts in the north, separated by the Rwamagaza Shear Zone. The basalts display well preserved volcanic features such as varioles, pillows, and flow top breccias Aeromagnetic data and minor outcrop, indicate the presence of a number of elongate discontinuous, serpentinised, sheared ultramafic bodies which parallel the flow stratigraphy and which could represent either intrusive bodies or the cumulate portions of thick, magnesium rich basaltic lava flows.

Two main clusters of felsic intrusions occur throughout the region and comprise large batholithic granites and porphyry intrusions (Figure 6). The RBG could possibly form part of a much larger mafic belt that has been dissected by the intrusion of large batholithic granites. Aeromagnetic surveys over the Project area indicate the presence of granites at depth (Figure 8). The RBG mafic-ultramafic sequence is strained to varying degrees, with the highest strain occurring in the central area of the Buckreef Prospect tenements, where the belt is thinnest. In this area, the dominant rock type is mafic schist. Toward the thicker (less attenuated) eastern and western parts, the schists forms thinner more discrete zones of high strain separating areas of relatively unstrained ultramafic lithologies. The granitoids are generally unstrained and hence assumed to be post peak deformation. A large portion of the basalts to the southeast of Nyarugusu are hornfelsed, suggesting the presence of granite at shallow depths beneath them.

The tectonic evolution of the RGB is very poorly understood. Aeromagnetic data reveals several generations of crosscutting, late stage, brittle-ductile faults and shears, which offset flow stratigraphy and have locally been intruded by the felsic porphyries and by a late stage dolerite dykes. Early formed ductile structures are not easily defined in aeromagnetic data and there is evidence of shear zones that parallel the stratigraphy. The Project host rocks comprise meta-basalt, which is generally un-deformed but metamorphosed to lower greenschist facies grades. At Buckreef Prospect interflow units of predominantly pelitic and cherty sediments occur, as well as a variety of porphyritic textured, dyke and vein like felsic intrusions along crosscutting structures or sub-parallel to flow stratigraphy.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The RGB has been subjected to a phase of laterite development, with formation of predominantly iron rich ferricrete caps, which were subsequently extensively eroded and only isolated remnants of laterite remain in situ. The high rainfall and sub-tropical climate has resulted in deep laterisation and although there is evidence of localised gold enrichment in the shallow oxidation profiles in both BRMA or BZMA areas, major zones of supergene gold enrichment are not developed in either area. The RGB in general is covered by a thin layer of elluvial regolith, which is amenable to standard soil sampling techniques.

A non-penetrative deformation fabric is developed at Buziba, which dips steeply to the south, sub-parallel to the stratigraphy. Individual zones in which this fabric is well developed cannot be traced for distances of more than a few hundred metres on drill sections but a number of such zones occur throughout the 200m of thickness of stratigraphy, which hosts the mineralisation.

7.2	Mineralisation (NI 7)

	7.2.1	Buckreef Prospect

The Buckreef Prospect is a shear zone hosted gold deposit hosted by mafic basalts and dolerites (referred to locally as a lode), in close proximity to a basement granite. The Buckreef Mine is located on a clearly defined, east-northeast/west-southwest trending, 5m-30m wide and 8km long, brittle-ductile shear zone within relatively undeformed mafic volcanics. Based on preserved slickensides, the dominant displacement vector across the shear zone was sinistral, however the bulk of the ductile fabric is post mineralisation. Gold mineralisation is associated with intense brecciation and quartz, carbonate, sericite pyrite alteration in at least two phases and is controlled within the regional shear by a fault zone with a 10m true width, drilled continuously for over 1.5km strike length.

The mineralisation on the main fault zone can be divided into three domains, namely Main Zone, West Zone and Buckreef North Zone, separated by altered but less well mineralised material as summarised below:-

		•	Main Zone has a strike length of 600m, dips steeply to the west and is extends to at least 400m below surface; and

		•	Buckreef North Zone has a strike length of 250m, also dips steeply to the west and has been intercepted in drilling 400m below surface.

The two predominant zones of mineralisation at Buckreef namely, Buckreef Main and Buckreef North Zones, are distinguished by the orientation of the main hosting shear and associated foliation. The ductile chloritic foliation trends northeast and dips steeply to the southeast, although the anastomising nature of the foliation causes the dip to be variable. The main shear foliation deviates away from it’s northeast trend at Buckreef Main towards a more northwest orientation at Buckreef North.

The southern strike extent of the shear, as well as several sub parallel structures to the west of the main shear, have been identified as targets for further exploration. The bulk of ductile fabric is post mineralisation and does not necessarily reflect stress conditions during the mineralising event.

The fault zone was subjected to early, pervasive iron carbonate alteration, which has undergone later brittle fracturing and brecciation with re-cementation by multiple events of grey to white quartz veining. Finely disseminated pyrite occurs in halos surrounding the zones of quartz veining and the degree of quartz veining is directly related to the tenor of the associated gold mineralisation. A late stage veining event characterised by white, bucky quartz veins is evident in the main zone and is barren of gold mineralisation, but is the only visible sign of the structure in outcrop.

The gold mineralisation at Buckreef is non-refractory in both fresh and oxide material. Deep drillholes indicate that high grade mineralised zones plunge steeply to the north. Several narrow, more discontinuous sub-parallel zones of similar alteration and mineralisation have been defined both to the west and to the east of the main fault zone.

Detailed logging of drill core reveals a prominent deepening of the oxidation profile above portions of both the Main and North Zones. The base of the oxidation zone occurs between 15m and 40m, with an average depth of 30m, and the overburden consists of both black cotton soils and lateritised duricrusts with an average depth of ±3m-4m, to a maximum of 20m.

	7.2.2	Buziba-Busolwa Prospect

The Buziba-Busolwa Prospect is located at the eastern end of the RGB (Figure 6 and Figure 7). The Buziba-Busolwa deposit was initially explored by Madini (Mineral Resources Department), East Africa Mines Limited (EAM), Tanganyika Gold Ltd (TGL) and most recently by IamgoldT from 2006 to 2009, with the object of defining a Mineral Resource in the area.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The predominant rock type at Buziba-Busolwa is mafic pillow basalt intruded by felsic porphyry and equigranular tonalite. The gold mineralisation is hosted in the mafic units similar to that at Buckreef, but is less structurally confined. The gold mineralisation is strongly controlled by the spatial distribution of the felsic porphyry bodies and appears to be related both to, discontinuously developed zones of cleavage and to zones of intense potassium feldspar-quartz alteration associated with a suite of feldspar porphyry dykes and an internal felsic intrusive body.

In contrast to the mafic units, the porphyry intrusives have deformed in a brittle manner during the mineralisation event. Ductile deformation, fluid flow and gold mineralisation are therefore often focused along mafic-porphyry contacts. The gold mineralisation comprises two sets of quartz veins, which developed contemporaneously within existing cleavage zones. Veins display varying degrees of deformation with the deformation fabric, suggesting that mineralisation continued syn-deformation. Numerous examples of virtually undeformed veins bearing the same alteration assemblage indicate that the mineralisation probably continued post peak deformation as well.

The geometry of the mineralisation is highly irregular, forming a zone 200m thick and extending eastwest for at least 2,500m on the northern margin of a small granitic body (Figure 10 and Figure 17). The mineralised alteration envelope appears to dip steeply to the south, sub-parallel to the stratigraphy and to the regional fabric. The majority of the mineralisation is directly related to veining and the deformation of veins seems to have influenced the variable gold distribution in the zone. The feldspar porphyry dykes and associated quartz-feldspar-biotite alteration have also acted to localise veining by forming rheological contrasts in the mafic sequence during the deformation events. The original intrusion of the dykes and the alteration has also influenced the geometry and continuity of the later gold mineralisation.

Minor chalcopyrite, pyrrhotite and magnetite are known in the zone but the only sulphide of significance in the system is pyrite.

7.2.3	Tembo Prospect

The Tembo Prospect is located approximately 3km southwest of Buckreef Mine, adjacent to the main Rwamagaza Shear Zone. Gold mineralisation at Tembo is tightly constrained within eastwest shears in meta-basaltic volcanic units. Alteration within the shear zone is characterised by a silica-carbonate-pyrite assemblage with the shear fabric being well preserved. Gold is associated with grey quartz thin veins, stringers and boudins parallel to the shear fabric. At Tembo Prospect, the transported and residual soil cover is 7m to 9m deep, below which, completely altered and sheared mafic material occurs to a depth of 50m. The majority of the oxidised zone has been exploited by artisanal mining.

7.2.4	Bingwa Prospect

The Bingwa Prospect is located at the northern margin of the RGB, adjacent to a sheared contact with a granitic intrusive and is approximately 4km east of Buckreef. Gold mineralisation has been identified in a drilling programme over a strike length of 350m and up to 100m below surface, with the main zone of mineralisation occurring over a strike length of 150m. Gold mineralisation at Bingwa is associated with quartz veining in strongly foliated and altered greenstone in the shear zone abutting the granitoid contact. The shear zone strikes northeast and dips steeply to the northwest. The main zone of mineralisation is associated with the junction of a northwest striking, shallowly north dipping fault and the northeast striking shear zone.

Deformation, alteration and gold mineralisation appear to be limited to rheological contacts, between basalt and the early quartz veins and also along the margin of the granite. The difficulty in constructing continuous grade envelopes may be due to limited continuity of the early quartz vein array, and/or the possibility that the veins are folded, transposed and boudinaged within shear zones.

The majority of the mineralisation defined to date occurs within the oxide zone, which extends to 40m-60m below surface. The entire deposit is overlain by 5m to 8m of overburden and transported alluvial. Much of the Bingwa gold mineralisation in the weathered profile occurs in lower saprolite, below the redox boundary.

There is negligible upper saprolite below the overburden cover. Given that there is typically limited chemical dispersion of gold in lower mafic saprolite, this may be one of the reasons for poor lateral grade continuity at the Bingwa Prospect.

8	DEPOSIT TYPE (NI 8)

The LVG hosts numerous small-scale and five large-scale orogenic gold deposits. Term ‘orogenic gold deposit’ is broad in scope and encompasses meso-thermal gold deposits, shear-hosted, lode-gold and metamorphic gold deposits.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Typically, orogenic gold deposits are formed in regionally metamorphosed terranes, during compressional or transpressional tectonic processes at continental plates margins, in accretionary or collisional orogenic events. In both tectonic regimes, hydrated marine sedimentary sequences are added to continental margins. Subduction related thermal events then drive extensive hydrothermal fluid systems through the hydrated accretionary sequences, which results in the emplacement of gold bearing quartz veins from depths of 15km to 20km to surface (Groves 1997). The mineralisation is commonly post the deformation of the host rock but is syn-orogenic with respect to the on-going deep crustal, subduction related thermal processes (Groves 1997). In addition, mineralisation has been theorised to be associated with short-lived pulses of metamorphic fluids that are released by the rapid devolatilisation of a rock column undergoing burial in a convergent orogen.

The LVG deposits are hosted by sedimentary units intercalated with volcanics and all are associated with quartz veining. The largest deposit at Geita is hosted by ferruginous chert-pelite units.

The RGB hosts numerous small-scale gold deposits exploited by small-scale miners, as well as the Tulawaka Mine (0.4 Moz) at the western limit of the RGB, 56km to the west of the Buckreef Mine (Figure 6). All the deposits currently being exploited by artisanal miners in the Buckreef Project area consist of narrow discontinuous quartz veins within meta-basalts, shear zones, contact zones with felsic intrusives and metamorphic foliation.

9	EXPLORATION (NI 9)

9.1	BRMA Exploration

The BRMA area has been the subject of numerous exploration programmes by several companies over more than fifty years. As summarised in Table 6 and Section 6, the mineralisation was originally identified by a 1966 United Nations exploration programme following up artisanal workings. The Buckreef deposit was subsequently explored by the Tanzanian Mineral Resources Division (Madini) and developed into a small underground mine by Buckreef Gold Mining Company, a wholly owned subsidiary of the State Mining Corporation (Stamico).

The Buckreef Mine closed in 1990 due to low gold prices, lack of working capital to purchase fuel and maintain the plant, resulting finally in the flooding of the mine.

Historically, the main focus of exploration was the Buckreef Prospect area and the remainder of the tenement holding was largely under-explored resulting in limited sub-surface information. The exploration programmes conducted on the Project area post 1999 are summarised in Table 8 and Table 9 and included regional mapping to 1:5000, gravity and IP surveys, reconnaissance geochemical surveys and extensive drilling programmes:-

Table 8 : Summary of Exploration of Buckreef between 2000 and 2010

DATE	EXPLORATION UNDERTAKEN
1999-2000
EAM signed an earn-in agreement with Ashanti AngloGold to explore Buckreef Project which was terminated late 2000. 16,324m of drilling in 67 drillholes, 18 of which were RC and 49 drillholes diamond (15,363m)

2001-2003
Spinifex Gold, operating for EAM, ran the project with very limited exploration work based on the follow up recommendations from the final exploration report by Ashanti AngloGold. 610 RC drillholes (49,000m) with 6 diamond drillholes. IP geophysical survey over Buckreef

2004-2005
Following the merger between Spinifex Gold and Gallery Gold in 2003 significant exploration work was concluded on the project and new resources established on the Buckreef Mining licence. Resources were improved at Tembo and Bingwa Prospects. Geophysics and geochemical soil surveys completed with additional RAB, RC and diamond drilling.

2006-2009
Following the merger between Gallery Gold and Iamgold Corporation of Canada in March 2006 EAM changed names to Iamgold Tanzania Ltd. Under IamgoldT, Buckreef Project was completed up to commencement of pre-feasibility studies before the company decided to close all its exploration activities in Tanzania in 2009 and in so doing decided to surrender back to the government all its exploration portfolio under the Buckreef Re development Agreement. 2,949 drillholes were drilled for 142,302m including 2,160 aircore, 745 RC and 44diamond drillholes. Regional soil and termite mound reconnaissance sampling programme. Regional mapping.

2010	In March 2010 the government of Tanzania granted afresh all the surrendered licences to Stamico, including the existed applications under IamgoldT.
Source : Iamgold 2010

Table 9 : Exploration Summary for Buckreef Prospect 1992 to 2009

YEAR	GEOCHEMISTRY SAMPLING PROGRAMME					DRILLING						GEOPHYSICS
	Soil	Rock	Termite	Rotary Air Blast (RAB)		Air Circulation (AC)		Reverse Circulation (RC)		Diamond Drillhole (DD)
Samples	Samples	Samples	Holes	Holes	Metres	Holes	Metres	Holes	Metres	Holes	Metres
1992	-	-	-	3	66	-	-	-	-	-	-
1993	-	-	-	-	-	105	1,576	-	-	-	-
1994	-	-	-	-	-	110	1,619	49	2,981	-	-
1995	-	-	-	-	-	732	9,906	115	7,333	25	4,532	Ground magnetics and trenching

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

YEAR	GEOCHEMISTRY SAMPLING PROGRAMME					DRILLING						GEOPHYSICS
1996	505	191	-	15	122	297	3,584	31	1,148	-	-
1997	1,486	269	-	1,300	47,061	484	7,403	382	29,428	-	-
1998	2,152	314	-	-	-	-	-	7	653	-	-
1999	12,807	772	-	602	16,803	43	1,744	-	-	-	-
2000	3,477	230	-	1,253	31,073	-	-	96	9,252	3	249
2001	-	-	-	-	-	-	-	-	-	-	-
2002	2,718	35	-	19	789	486	14,233	79	8,200	8	1,539
2003	1,738	-	-	-	-	1	26	6	542	-	-
2004	4,245	204	-	130	3,033	535	14,684	385	25,743	54	11,976	IP completed by Search Geophysics
2005	289	-	-	-	-	969	32,827	467	50,493	51	7,077
2006	129	-	-	-	-	130	4,222	234	23,316	8	1,116
2007	-		-	-	-	498	17,600	391	32,839	14	1,166	4 blocks Ground IP survey completed
2008	-	13	481	-	-	550	14,912	107	10,255	12	809	2 blocks Ground Gravity survey completed
2009	-	-	-	-	-	-	-	-	-	-	-
TOTAL	29,546	2,028	481	3,322	98,947	4,940	124,336	2,349	202,183	175	28,464
Source : Iamgold 2009

9.2	Exploration on BZMA

Buziba-Busolwa deposits have been known and explored since the late 1970s and there are reports of mining at the Eldorado prospect 2km northeast of Buziba-Busolwa in the 1930s. No modern, large-scale mining, has occurred at Buziba-Busolwa, although there is ongoing artisanal mining activity across the entire project area.

The prospect area was explored by Tanganyika Gold Ltd (TGL) during the late 1990s and several agreements were made with local PML holders. East Africa Mines Limited (EAM later IAMGOLD Tanzania Limited), firstly as a subsidiary of Spinifex Gold Limited and then under Gallery Gold Limited, explored the area from 2004 until 2006.

As indicated in Table 6 and Table 8, a significant proportion of the exploration data for Buziba-Busolwa Prospect was acquired by EAM. The combined historical drilling programme undertaken on Buziba-Busolwa is summarised in Table 10 and details of which are presented in Section 10:-

Table 10 : Summary of the Historical Buziba-Busolwa Prospect Drilling Programme

PHASE	EXPLORER	DATE	TYPE	NUMBER OF DRILLHOLES	LENGTH (m)
1 to 4	Spinifex	Pre 2005	Reverse Circulation	162	12,429
			Diamond Drillhole	18	15,860
5 to 6	EAM	2005	Reverse Circulation	377	36,274
			Diamond Drillhole	16	1,879
6	EAM	2005	Reverse Circulation	146	16,235
			Diamond Drillhole	11	1,401
6	IAMGOLD	2007	Reverse Circulation	389	38,487
			Diamond Drillhole	17	1,993
Source : Hellman and Schofield 2007

The geology of the area is detailed in a report by Tunks and Rogers (2006), and during early 2006 it was recognized that much of the previous mapping and logging in the area was inconsistent and/or incorrect. To remedy this issue, a complete revision of all rock types, alteration and structure was undertaken and supported by extensive petrological work. The review resulted in a complete revision of the rock codes and subsequent re-logging of all drilling from the Buziba-Busolwa Prospect. The entire preserved drillhole samples were re-logged during May-July 2006, based on a new geological legend developed in March-April 2006.

9.3	Geophysics on BRMA and BZMA

Gravity Surveys

Spectral Geophysics (Botswana) was contracted during April 2008 to complete ground gravity surveys over 5km2 and the data was interpreted by Southern Geoscience Consultants (SGC) in Australia. The final results were compiled into a 1:20,000 scale geological interpretation delineating twenty one targets and the Rwamagaza Shear Zone. Gravity surveys proved effective for the location of large first order structures and in 2008 the airborne magnetic data was interpreted into an image atlas for future target definition.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

IP Surveys

During 2007, 14 Induced polarization (IP) survey blocks were completed over the Project area by Spectral Geophysics and processed by SGC Australia (Figure 8). These results of these surveys highlighted altered fault/shears zone structures and in conjunction with magnetics can be used for targeting prospective strike extensions of existing ore bodies.

9.4	Geochemistry Surveys on BRMA and BZMA

Several historical soil and rock chip sampling programs were completed over the Buckreef Project area on a grid of 100m x 100m, with closer spaced grids (80m x 40m) over historical target areas and targets with a high density of lineaments and interpreted mineralised structures. A total of 2,028 rock chip samples, 29,546 soil samples and 481 termite mound samples were taken during the period 1992-2009.

Transported laterite, combined with Mbuga soils which cover 60% of the area, hamper geochemical sampling and interpretation and Iamgold completed termite mound sampling over the problematic areas. To date the termite sample density is too low for identification of meaningful anomalies.

The results of the soil geochemistry results are presented in Figure 9 and the observed anomaly trends are consistent with the known structures in the area. The largest soils anomalies occur are over the two main deposits at Buckreef and Buziba-Busolwa, showing minor anomalies in secondary cross cutting structures.

9.5	Sampling Methodology and Approach

The sampling methodology employed was dependent upon the drilling method and the protocols adhered to during the drilling and sampling campaign are within industry standard. The sampling of the diamond drill core was conducted by qualified geologists in the full time employment of Iamgold. In addition, Iamgold recognised that collection of samples, particularly for RC, Air Circulation (AC) and Rotary Air Blast (RAB) samples, could introduce bias to assay results and therefore specific sampling methodology and submission procedures were followed.

The RC drilling sampling methodology comprised collection through a cyclone at 1m intervals into large plastic bags. Each metre sample was riffle split on site, weighed and moisture content recorded for every metre interval. RC assay samples were taken as either, 3m composites or, in the case of BZMA resource drilling, at 1m intervals.

During composite sampling, the individual 1m riffle split reduced samples were collected in the field and retained for future analysis if warranted. Unique Sample ID ticket books with corresponding tear off sample tickets were printed and used to record sample details and assay samples. RC holes were stopped if persistent wet samples were encountered. The majority of RC samples collected since 1992 were homogenised and reduced to 2kg to 3kg on site by passing reduced samples at least 4 times through a single tier Jones riffler, which is demonstrated to be a more representative sample than that produced by stacked three tier splitters.

The entire length of AC and RAB drillholes was collected as 1m samples and composited into 3m samples for assay.

Diamond drill core was logged and processed for sampling on site. The majority of diamond drilling was NQ/NQ2 and core loss and drillers inconsistencies were noted. Sample intervals for assaying were normally standard 1m or 0.5m lengths, varying on lithological boundaries when required. Lithological based samples did not exceed 1m in length. The core was sawed length ways. Regular cleaning of the core, core yard, saw and sampling equipment along with a prohibition on jewellery in the core yard, all minimised potential contamination.

Retained RC, AC and RAB samples were stored in central sample stores at the Buckreef and Buziba sites, whilst the retained half of the diamond drill core is stored in galvanized core trays at the Buckreef and Buziba core yards for future reference.

All assay samples were batched on site. The half-core samples were considered by TRX to be representative of the mineralisation and no sample bias is expected. No drilling, recovery or sampling factors are considered to have materially impacted the representivity of the samples.

9.6	Rock Density Measurements

Bulk densities were determined by “weight in air versus weight in water” determinations for 1,232 samples; 837 from diamond drill core and 395 from RC samples for oxide, transitional and primary material. Based on this data set the following bulk densities for the conversion of resource volumes to tonnes were determined:-

•	oxide zone, 2.0g/cm3;
•	transition zone, 2.5g/cm3; and
•	fresh rock, 2.8g/cm3.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 08

IP AND AEROMAGNETIC SURVEYS - 2007

IP SURVEY COMPLETED IN 2007

BUCKREEF PROSPECT
BUZIBA-BUSOLWA MINING AREA (BZMA)
BUZIBA PROSPECT
BUZOLWA PROSPECT
LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Retention Licence (RL)
Prospecting Licence (PL)
BUCKREEF MINING AREA (BRMA)
9,660,000Y
9,650,000Y
390,000X
400,000X
410,000X
0
Scale
2km

BUCKREEF IP SENSITIVITY

0
Scale:
500m

BUCKREEF IP CHARGEABILITY

0
Scale:
500m

AEROMAGNETIC SURVEY ON BUCKREEF SHOWING EXTENT OF BURIED MAGNETIC GRANITE

0
Scale:
5km

Source: TRX 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

9.7	TRX Current Exploration Programme

TRX is currently undertaking a combined RC and diamond drillhole programme along the strike length of the Buckreef shear zone, which includes Buckreef Main Zone, Buckreef North and Buckreef South. In addition, the Eastern Porphyry exploration target has been included in the drilling programme (Figure 10). The details for the drilling programme are summarised in Section 10.

10	DRILLING (NI 10)

Several drilling programmes have been conducted on the Buckreef Project, as summarised in Table 6 and Table 9 and illustrated in Figure 10. The AC and RAB drilling was only used to identify potential mineralisation and the results were excluded from all Mineral Resource estimations.

The RC and diamond drilling at both BRMA and BZMA was supervised by experienced geologists and completed by professional drilling contract companies independent of IamgoldT. RC and diamond drilling was completed by AfriDrill, West Side Drilling, Resource Drilling, Drillcorp, Stanley Mining Services and most recently by Tandrill.

10.1	Drilling on BRMA

The Buckreef deposit was drilled on a local grid with traverses at 20m intervals along the strike of the gold mineralisation above 1,100mRL (surface approximately 1,225mRL) (Figure 10). The majority of drillholes were steeply angled at 60º towards the grid east or west direction, normal to the strike of the gold mineralisation. The RC resource delineation drill spacing was completed on a 40m to 20m x 20m spacing at Buckreef. On sections targeting the near surface gold mineralisation, the drillholes were spaced at 10m centres providing approximate 20m spaced vertical intercepts on the gold mineralisation. At Buckreef Prospect, the North and Main Zone mineralisation occurs in a shear zone with a true width of 10m, dipping steeply to the west. As a precaution to minimise interference and sampling by artisanal miners, the RC 1m samples were collected daily and transported to a central sample store where they were sampled and bagged.

The diamond drilling core recovery was an average of 93% (Hellman and Schofield 2007). Most of the diamond drillholes commenced with a tricone roller bit where near surface sampling was not required, followed by HQ diameter, which was reduced to NQ/NQ2 when fresh rock was encountered.

Ten HQ core holes were drilled at Buckreef to twin anomalous RC and diamond drillholes as part of a QA/QC programme on historical assay practice and grade continuity. PQ metallurgical samples were collected at Buckreef Prospect.

The historic drilling programmes were conducted according to specific drilling protocols and the results incorporated into Micromine electronic databases for use in the construction of geological sections and 3D models used in Mineral Resource estimation.

10.2	Drilling on BZMA

The available borehole information for Buziba-Busolwa Prospect originated from an RC and diamond drillhole programme conducted over six phases, as summarised in Table 10. All RC drilling undertaken historically by EAM at BZMA was completed using 5 “ hammers with auxiliary booster/compressors that permitted dry sampling. On average, the RC drilling achieved a recovery of 81% (Hellman and Schofield 2007). The diamond drillhole recovery quoted by Hellman and Schofield 2007 is approximately 90%.

The RC Mineral Resource delineation drill spacing at BZMA was completed on a 25m x 20m local grid (Figure 10), at an initial spacing of 50m along the strike of the mineralisation, usually to a depth of 100m from surface. Later programmes oriented the holes at 60º towards the north.

The initial RC holes identified as having potential for down hole water contamination were all twinned using appropriate RC or diamond drillholes. As a precaution to minimise interference and sampling by artisanal miners, the RC 1m samples were collected daily and transported to a central sample store where they were sampled and bagged.

A limitation to the original Spinifex data was the lack of detailed documentation describing sampling and assaying mythology used for acquiring the drill information and evidence of rigorous QA/QC protocols. EAM subsequently verified the Spinifex data through a replicate assay programme and a 34 RC twin drillhole programme.

The diamond drilling core recovery was 93% (Hellman and Schofield 2007). Most of the diamond drillholes commenced with a tricone roller bit where near surface sampling was not required, followed by HQ diameter, which was reduced to NQ/NQ2 when fresh rock was encountered.

PQ metallurgical samples were collected BZMA. All core was logged and sampled by qualified geologists in the full time employ of Iamgold. The half core was stored at the BRMA secure core yard facility and wet and dry core photography of uncut core were undertaken.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Surveys of inclination and azimuth were completed at nominal 30m-50m intervals for all RC and diamond drillholes completed since 2000. The survey tool was usually an Eastman single shot or Reflex camera and was operated by the drill contractor as part of normal drilling.

The historic drilling programmes were conducted according to specific drilling protocols and the results incorporated into Micromine electronic databases for use in the construction of geological sections and 3D models used in Mineral Resource estimation.

10.3	Current TRX Mineral Resource Drilling

TRX is currently undertaking a Mineral Resource definition drilling programme at Buckreef Prospect, the results of which will be included in the planned PFS. A combined RC and diamond drillhole programme is in progress along a 1.3km strike length of the mineralised Buckreef shear zone, which includes the Buckreef Main Zone, Buckreef North and Buckreef South deposits (Figure 10).

In addition, the mineralisation that occurs on the Eastern Porphyry exploration target to the east of Buckreef Main Zone, has been included in the drilling programme.

The historical drilling on the Buckreef Main Zone was undertaken along 600m of strike, at a 20m grid spacing to variable depths ranging between 50m to150m. The 2012 programme is aimed at defining mineralisation between 150m and 250m depths. The results available to date have identified a wide zone of mineralisation, as exemplified by two boreholes which intersected a mineralised zone 26m wide with a grade of 4.5g/t Au at 215m depth and a zone, 19m wide with a grade of 10.58g/t Au at 155m depth.

The Buckreef North Zone occurs over approximately 380m of strike and was previously drilled on a 40m grid spacing to between 11m and 150m depths. The mineralisation was found to be open to the north and with depth and was identified as the primary target for increasing the near surface Mineral Resource base. The 2012 drilling programme confirmed that the high grade mineralisation extends northwards beyond the current Buckreef North Zone Mineral Resource and examples of boreholes intersecting the mineralisation indicated a zone 46m in width with a grade of 2.31g/t Au at a depth of 28m and a 14m wide zone with a grade of 1.75g/t Au at a depth 206m.

The Eastern Porphyry target is located 800m east of Buckreef Main Zone (Figure 10). The mineralisation in the deposit has not been included in previous Mineral Resource estimates and the aim of the drilling programme is to define a Mineral Resource in this deposit. Near surface mineralisation has been intersected as follows:-

•	a 10.5m wide mineralised zone at a grade of 2.27g/t Au at a depth of 75.5m;

•	a 4.8m wide mineralised zone at a grade of 3.86g/t Au at a depth of 66.0m;

•	a 9.4m wide mineralised zone at a grade of 1.25g/t Au at a depth of 8.0m; and

•	a 2.25m wide mineralised zone at a grade of 6.30g/t Au at a depth of 8.0m.

11	SAMPLE PREPARATION, ANALYSIS AND SECURITY (NI 11)

The majority of the samples from BRMA and BZMA were prepared either at the on-site Buckreef field laboratory or prepared and analyzed at the independent, internationally ISO accredited SGS Lakefield and Humac Laboratories in Mwanza with quality control check sampling undertaken at ALS Brisbane, ALS Johannesburg and Genalysis Laboratory Perth. Conventional sample preparation, analytical, internal quality control and reporting procedures are used at all laboratories and are considered appropriate to meet JORC and National Instrument reporting standards.

Gold analysis was by conventional fire assay and Atomic Absorption Spectrography (AAS) to a lower limit of detection (LLD) of 0.005g/t Au. The standard laboratory preparation procedure at primary Humac laboratory was as follows:-

•	samples were oven dried prior to preparation and splitting;

•	RC/AC/RAB samples were cone crushed to -2mm, with equipment cleaned with compressed air;

•	core samples were jaw crushed to -6mm and then cone crushed to -2mm;

•
a nominal 1kg to 1.5kg sub-sample was riffle split and pulverized by ring mill to -150# (master pulp). A barren flush was not used between samples, only before commencing work on the batch and subsequently inter-batch;

•	approximately 200g of the pulp was collected from the master pulp; and

•	fire assay 50g of the pulp, determination for Au by AAS, 0.01ppm LLD.

Generally, a minimum of 10% of samples (new aliquots, pulps taken from 200g pulp) were repeated on a different day to the original analyses. Each fusion batch contained at least one Certified Reference Material (CRM) and one blank supplied by the laboratory. Humac reported on a quarterly basis the results of internal standards, blanks and random repeats, as well as the results of wet sieve analysis.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 10

DRILLING PROGRAMMES CONDUCTED ON BRMA AND BZMA

BUCKREEF MINING AREA (BRMA)
BUCKREEF PROSPECT
Buckreef
Bingwa
Tembo
9,660,000Y
9,650,000Y
0 Scale 2km
380,000X
390,000X
400,000X
410,000X
N
BUZIBA-BUSOLWA MINING AREA (BZMA)
BUZIBA PROSPECT
Buziba
Buzolwa
BUZOLWA PROSPECT
LEGEND
Primary (Artisanal) Mining Licence (PML)
Special Mining Licence (SML)
Retention Licence (RL)
Prospecting Licence (PL)
Plant Site Base Case 1
Pit Shells

DRILLING PROGRAMME - BUCKREEF

N
Buckreef North Zone
2800
Buckreef Main Zone
Shaft
2300
Buckreef South Zone
0 Scale: 300m
LEGEND
Projection of Orebodies to Surface
RC and Diamond Drillholes

SCHEMATIC DISTRIBUTION OF BUCKREEF MAIN ZONE LITHOLOGIES

N
Eastern Porphyry Exploration Target
LEGEND
Felsic Porphyry intrusives
Main Zone mineralisation
Basalt

DRILLING PROGRAMME BUZIBA-BUSOLWA

N
Silanga Zone
9325
10175
Busolwa Main Zone
Njombo Zone
Granite Contact Zone
0 Scale: 500m
LEGEND
Potential Open Pits
RC and Diamond Drillholes

Source: IAMGOLD 2009

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction. VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

At all stages of the sample storage, preparation and analysis, the samples were in secure laboratory facilities. The sample preparation, analytical procedures were suitable for the particular rock type and the expected deposit characteristics.

11.1	Quality Assurance and Quality Control (NI 16)

Systematic quality control and recording was employed on all historical exploration programmes. The QA/QC measures and results were reviewed and reported by Hellamn and Schofield in 2004 and 2007.

The ISO accredited laboratories utilised comprehensive in-house QA/QC measures from sample preparation to instrumental finish and reporting of the results. Equipment was cleaned between batches and crushing and pulverising was monitored by sieve testing. Routine laboratory Quality Control sampling (pulp duplicates and pulp repeats) was also completed on pulps retained at the laboratory. This provided an indication of any sample preparation/sub-sampling/sample digest and assay error at the primary laboratory.

The field QA/QC protocols included insertion of regular standards, duplicates and blanks in the field for all sample batches collected at Buckreef and Buziba. The resultant QC data was reviewed on receipt of assay data and assessed monthly, which permitted immediate intervention on sampling and analytical issues. Field QA/QC protocols comprised the following;-

•
commercially available CRM samples from Geostats (Australia) were inserted into sample batches at a minimum frequency of 1 in 40 within recognised mineralised zones (G302-4 at 1.68g/t Au; G6996-7C at 5.99g/t Au; G997-5 at 7.31g/t Au and G999-4 at 3.02g/t Au);

•	field duplicates comprised splits off the sample cyclone and the sample interval was selected by the geologist. Duplicates are taken at a nominal frequency of 1 in 40; and

•
blanks were 1m drill samples that had returned an assay value of less than 0.01 g/t Au, confirmed by re-sampling the interval and submitting for check analysis. Blank positions were selected by the geologist and were inserted within zones of mineralisation. This permitted assessment of cross contamination from higher grade samples during the sample preparation stage. Blanks were submitted at a nominal frequency of 1 in 40.

12	DATA VERIFICATION (NI 12)

	12.1	Database

The historic drillhole database, compiled from the extensive drilling programmes by previous owners of the Buckreef Project, was provided to Hellman and Schofield (2007) as the basis for the Mineral Resource estimation. The database was interrogated by Iamgold as follows:-

•	assessment of historical field duplicates;

•	re-assaying of historical pulp samples;

•	several programmes undertaken of replicate assaying of archival pulps at independent referee laboratories; and

•	a programme of 10 diamond core twinning of historical RC intersections throughout the Main Zone at Buckreef.

As a consequence of the database review, some historical and all RAB and open hole percussion drillholes were deemed unsuitable for inclusion to the Mineral Resource estimation. Drillhole assay and geology logging data were supplied as Micromine database files containing collar, down-hole survey and interval tables. A summary of the available drillhole information is presented in Table 9.

12.2	Assessment of the QA/QC Data for BRMA

The review of the 194 re-assay sample data by Hellman and Schofield (2007) indicated acceptable assaying precision between the Buckreef, Humac and SGS Laboratories and suggests acceptable correlation between assay methods. The results of the review of 1,978 historic duplicate pairs indicated good replication.

In all cases, the assaying of the four CRM used, returned values within an acceptable range (±10%) of the recommended grade. The field blanks results showed that no significant cross contamination in the sample preparation stage occurred. Scatter plots of laboratory referee analyses show a good correlation.

The results of the RC drillholes and their twinned diamond drillholes indicated good visual correlation. Internal zones of low grade were reflected similarly in the two sampling methods. Spot checks on the calculated gold intersections proved satisfactory and the mineralised widths determined from both methodologies proved to be very similar.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The historic QA/QC data available provided assurance that the data is not flawed by sampling or assaying bias. The most conclusive data are the results from the diamond core hole twinning of the earlier RC intercepts. A positive bias toward the diamond core assaying is thought to be partly due to the undervaluing of the sample gold grade by the AR assaying used historically. The re-assaying programmes undertaken by Iamgold of archival sample pulps by fire assay at two independent assay laboratories supports this conclusion. Hellman and Schofield considered the QA/QC performance to be good and the data suitable for incorporation in Mineral Resource estimates (2007).

12.3	Assessment of the QA/QC Data for BZMA

Hellman and Schofield undertook a comprehensive review of the QA/QC data available for all six phases of the historic Buziba drilling programme.

The Spinfex data and the 590 replicate assays relating to that, within an Au range of 0.1g/t to 20g/t Au, show good replication on scatter plots and Hellman and Schofield 2007 is satisfied that no sample or assay bias exists in that data set. The EAML data set included standard protocols of:-

•	blanks every 40 samples;

•	field duplicates every 40 samples;

•	CRM insertion every 40 samples; and

•	laboratory replicate sampling.

The 3,414 replicate pairs when plotted on scatter plots indicate good replication. The 391 field duplicates pairs show particularly good agreement consistent over all grade ranges of 0.1g/t to 20g/t Au. Hellman and Schofield is satisfied that the EAML has been gathered in a satisfactory manner and contains no bias.

The IAMGOLD data set contains 1,197 pairs of duplicate samples shows good agreement and the blanks have returned results that show no significant contamination in sample preparation.

The QA/QC data on historical drill information at BZMA provides assurance the data are not seriously flawed by sampling or assaying bias and the original data has bben verified. The conclusion is that the data is suitable for Mineral Resource estimation.

13	MINERAL PROCESSING AND METALLURGICAL TESTING (NI 13)

The Buckreef Project ore has been subjected to numerous testwork programmes undertaken over a 13 year period and the results of the various studies were independently reviewed by K’Enyuka both for suitability and representivity, but also to determine the likely outstanding testwork required for the future PFS and DFS.

The initial metallurgical testwork on the BRMA orebody was conducted by Independent Metallurgical Laboratories (IML) Australia and reported by Metallurgical Project Consultants (Pty) Ltd) (MPC). In summary, the testwork results completed for composited, representative samples from BRMA between 1999 and 2006 were as follows:-

•	BRMA oxide material was free milling with cyanidation recoveries in the low 90%s;

•	BRMA sulphide mineralisation from Main, West and North Zones (see Section 14, Figure 11) had highly variable recovery by cyanidation, returning values between the mid 70%s and low 90%s;

•	no relationship between recovery and depth was apparent;

•	no relationship between zone and recovery was recognised;

•	the mineralisation was moderately hard but no detailed comminution testwork had been conducted until 2006; and

•	recovery improved with decreasing grind size, suggesting flotation followed by fine grinding as a potential processing route.

The initial testwork conducted in April 2005 on the BZMA focussed on multi-element head grade analysis and cyanide leaching response. A total of 33 oxide samples were composited from 2 oxide sources and 13 sulphide samples and the results of the testwork are summarised as follows:-.

•	gravity separation recovered more than 45% of the gold into low weight concentrates for both the oxide and sulphide composites; and

•
cyanidation of both the gravity concentrates and gravity tailings gave an overall gold recovery of 94.9% for the oxide composite and 90.2% for the sulphide composite. The tailings for gravity concentrates had grades of 1.92g/t Au for the oxide and 3.57g/t Au for the sulphide zones, indicating that additional recovery could be gained through optimising the cyanidation of the gravity concentrates.

Phase 2 of the metallurgical testwork programme by IML began in 2006 on a selection of representative diamond cores samples from the BRMA.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Composite samples from the Buckreef Main and Buckreef North domains were created, to represent the expected RoM mineralisation, and were subjected to a series of baseline tests through a range of process routes to identify the most appropriate treatment methodology and generate preliminary project evaluation and engineering data.

Oxide mineralisation types were evaluated by “Whole Ore” leaching and gravity/leaching treatment routes and additional investigations into flotation and finer grinding for the preliminary mineralisation types were carried out by Metallurgical Project Consultants (Pty) Ltd (MPC) (2007).

The testwork results indicated:-

•	moderate to high gravity recoveries for all mineralisation types;

•
the presence of coarse gold led to significant variability in the total gold recoveries for all process routes, although the variability was not sufficient to mask the comparison between process routes;

•	the removal of gravity gold prior to leaching resulted in an improvement in gold recovery for all mineralisation types with the exception of the Buziba oxide mineralisation;

•
given the relatively low cost of gravity recovery circuits and the operational benefits of excluding coarse gold from the leach circuits, it was recommended that gravity recovery be included in any project analysis;

•	fine grinding of the primary mineralisation types prior to leaching returned a modest benefit during the analysis;

•	the magnitude of the recovery increase was unlikely to be sufficient to justify inclusion of flotation and fine grinding in any project analysis;

•	preliminary coarse mineralisation leaching and coarse gravity/leaching were also investigated by MPC to determine the heap and vat leach amenability;

•
comminution testwork was carried out in order to develop preliminary design criteria for the prefeasibility process design. The testwork indicated that all of the mineralisation types were amenable to conventional multi-stage crushing and ball milling or single-stage crushing and SAG milling; and

•	both oxide mineralisation types contain a high clay component and may suffer from material handling problems when treated on their own.

The recommended recovery assumptions for each mineralisation type and mining area are presented in Table 11:-

Table 11 : Recommended Recovery Assumptions

DEPOSIT/ORE TYPE	GRAVITY RECOVERY (%)	LEACH RECOVERY (%)	TOTAL RECOVERY (%)
Buckreef Prospect
Buckreef Main Zone- oxide	30	65	95
Buckreef North - primary	37	55	92
Buckreef Main - primary	41	51	92
Buziba-Busolwa Prospect
Buziba - oxide	45	50	95
Buziba - primary	45	49	94
Busolwa Main - oxide	45	58	95
Busolwa Main - primary	45	49	94
Source : Iamgold 2009, MPC 2007

In 2008, a study was undertaken to establish the amenability of the BRMA and BZMA mineralisation to dissolution via heap leaching (simulated) and bottle rolling. Ten samples were composited and exported to SGS Southdale Laboratories in South Africa for analysis.

The samples were crushed to specific sizes (50mm, 25mm, 12.5mm, 6mm and 2.34mm) and underwent simulated heap leaching using the following conditions:-

•	pre-conditioning for 1 hour;

•	cyanide addition (5kg\tonne);

•	dissolution for 7 days; and

•	samples were taken every day for analysis.

The highest dissolutions that were achieved were from -2.34mm size (achieving 88.9% recovery). As the particle size increased the gold dissolution decreased. At a crushed size fraction of 25mm-50mm (crushing/grinding any finer than this increases costs considerably) the best recovery of 75% was in oxide mineralisation. Transitional and fresh mineralisation at the same size fraction had considerably lower recoveries of 35%-50%.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

13.1	Conclusion of the Metallurgical Testwork

The independent PEA review of the testwork conducted to date, indicated that testwork will support the future PFS but has highlighted areas for additional testwork to be undertaken for the DFS. The testwork has focused essentially on the oxide and primary ore zones with very limited testwork on the transitional zone material. TRX has completed a six diamond drillhole metallurgical drilling programme to rectify this data paucity and samples have been selected and dispatched for the required testwork.

No testwork has been undertaken on the Buckreef South and Bingwa Prospects and the metallurgical parameters for these orebodies have been assumed from the BRMA data for the purposes of the PEA.

The testwork to date has included:-

•	characterisation of the ore types and mineralogical studies;

•	comminution testing;

•	coarse ore leaching;

•	Whole Ore leaching;

•	gravity recovery;

•	gravity recovery, concentrate and tailings leaching;

•	gravity recovery, concentrate leaching, flotation, fine grinding and leaching of flotation concentrate and leaching of flotation tailings; and

•	heap leach simulation.

No determinations of Unconfined Compressive Strength (UCS) or crusher work index have been conducted to date for crusher sizing and typical ore characteristics have been assumed for the PEA. The crushability tests will be conducted on the new metallurgical samples for the PFS.

14	MINERAL RESOURCE ESTIMATE (NI 19)

The Buckreef Project Mineral Resources were originally estimated by Hellman and Schofield in 2006 and 2007 and reported in four separate documents for the Buckreef, Bingwa, Tembo and Buziba-Busolwa Prospects. The February and June 2011, Mineral Resource estimates (Venmyn D962 and D1030) for the Buckreef Project were reported by Hellman and Schofield as the Qualified Person, based on these estimates, which were updated for grade cut-off changes. The Buziba-Busolwa Prospect was modelled as a single deposit but 2011 resource statements excluded the Busolwa Mineral Resource, as the joint venture agreements pertaining to the property were not finally concluded. Hellman and Schofield signed-off on the 2011 estimate, excluding the Busolwa Mineral Resource.

Subsequently, Venmyn has assumed responsibility for the entire project resource estimate, including Busolwa Prospect and as part of its responsibility Venmyn:-

•	conducted site visits to all prospects and reviewed the stored core and databases;

•	reviewed the QA/QC and concurs with Hellman and Schofield’s estimation that the exploration and analytical results are suitable for Mineral Resource estimation;

•
checked the sampling and drilling databases for inaccuracies and interrogated the geological models in terms of adherence to the Digital Terrain Model, known geological structures and drilling results; and

•
Venmyn thoroughly interrogated the statistical assumptions, variograms and methodology of the Mineral Resource models and resource estimations before assuming responsibility for the Mineral Resource estimates for Buckreef, Bingwa, Tembo, Buziba and Busolwa Prospects.

The Buckreef, Bingwa, Tembo, Buziba and Busolwa Mineral Resources are considered current according to Section 2.4(5) of the National Instrument Companion Policy 43-101CP.

14.1	Mineral Resource Modelling Technique for Buckreef Prospect

The Buckreef Prospect orebody is a medium to high-grade gold deposit with the majority of possible economic gold mineralisation contained within vertical to steep east dipping lode structures. Several separate mineralised zones or lodes were interpreted within the study area, with the Main and North Zones being of most economic interest. The mineralised domains were determined from drillhole cross-sections, which were formed into 3D wireframes and used to allocate primary or mineralisation domains. Secondary or weathering domains were also allocated using weathering surfaces. No other geological controls were considered in the interpretation process.

Historical Mineral Resource estimates for the Buckreef Project used a conventional approach to resource modelling, whereby the grade for a small block was estimated using nearest neighbour, ID or Ordinary Kriging.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The small block had dimensions of the likely selective mining unit (SMU) and these were incorporated into a wireframe (polygonal) interpretation, where the wireframe represents the expected volume to be available in mining, above an economic cut-off grade i.e. 1.0 g/t Au.

In gold deposits, where short scale variation in the sample grades is extreme, this conventional approach to resource estimation has often been found to produce results that bear little relation to actual recovery from the deposit. It is difficult to predict reliable grade estimate for small sized blocks from wide spaced drilling. Detailed prediction can only occur at the grade control stage of a mining operation when the drilling density allows reliable estimates of tonnes and grades of the SMU sized blocks to be made.

Hellman and Schofield employed a recoverable resource estimation technique based on Multiple Indicator Kriging (MIK) and this method provides an alternative approach to the more classical estimation methods.

Fundamental to the estimation of Mineral Resources is that the estimation error is inversely related to the size of the volume being estimated. To take the extreme case, the estimate of the average grade of a deposit generated from a weighted average grade of the entire sample data set is much more reliable than the estimate of the average grade of a small block of material within the deposit generated from a local neighbourhood of data.

Another fundamental issue relevant to the optimisation of Mineral Resources to develop an open pit mine and schedule, is that the optimisation algorithm does not require the resource be defined on extremely small blocks relative to data spacing. Small blocks cannot provide the basis for reliable estimates of recoverable resources.

The MIK method is based on large block sizes (called panels) and estimates the proportion and grade of material that will be selected as ore using a certain selected mining criteria such a specific SMU size within the panel and grade control drill pattern. The larger volume of panel is used to ensure more reliable estimates of recovered grade. In practice, panel size is tailored to borehole spacing to ensure that each panel is informed by a sufficient and similar pattern of local data.

In more detail, the basic unit of an MIK block model is a panel that normally has the dimensions of the average borehole spacing in the horizontal plane. The panel should be large enough to contain a reasonable number of blocks or SMUs, usually in the order of 15. The SMU is the smallest volume of rock that can be mined separately as mineralisation or waste and is usually defined by a minimum mining width. At Buckreef, primary panel dimensions of 10mE x 20mN x 5mRL were used and SMU dimensions of the order of 2mE x 5mN x 2.5mRL were assumed.

The goal of MIK is to estimate the tonnage and grade of mineralisation that would be recovered from each panel if the panel were mined using the SMU as the minimum selection criteria to distinguish between mineralisation and waste. To achieve this goal, the following steps are performed:-

•
estimate the proportion of each domain within each panel. This estimation can be achieved by kriging of indicators of domain classifications for sample data points. In the Buckreef model proportions of each domain in each panel were calculated by passing the panels through the domain wireframes;

•
estimate the histogram of grades of sample-sized units within each domain within each panel using MIK. MIK actually estimates the probability of the grade within each panel being less than a series of indicator threshold grades. These probabilities are interpreted as panel proportions;

•
for each domain, and for each panel that receives an estimated grade greater than 0.0g/t Au, implement a block support correction (variance adjustment) on the estimated histogram of sample grades in order to achieve a histogram of grades for SMU-sized blocks;

•	calculate the proportion of each panel estimated to exceed a set of selected cut-off grades, and the grades of those proportions.

•	apply to each panel, or portion of a panel below surface, a bulk density to achieve estimates of recoverable tonnages and grades for each panel; and

•	the estimates of recoverable resources for each panel are combined to produce a global Mineral Resource for the deposit.

Hellman and Schofield is of the opinion that the estimates produced by the MIK method are more robust and are a better reflection of what can be achieved in an open pit mining operation. This position has been demonstrated by Hellman and Schofield in practice for many years, in gold deposits of diverse geological styles.

14.2	Data Presentation and Treatment Buckreef Prospect

Prior to compositing, intervals, which were unsampled due to being deemed unmineralised by geological borehole logging, were allocated gold grades of 0.00g/t Au.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Un-sampled intervals resulting from intersection of stoped voids were given a assay grade of “-999”. Length-weighted average gold grades were then calculated for uniform one-metre downhole intervals and the following intervals discarded:-residuals less than 1.0m length.

•	composites lying outside of the area of interest, being 480E-1290E, 1580N-3140N; and

•	composites with negative gold grade i.e. composites coded by the stoped void.

The retained data comprises 56,805 composites. Boreholes were viewed in cross-section and interpreted mineralised domains interpreted as cross section outlines snapped to drillhole traces in 3D. The cross-section outlines were then formed into 3D wireframes and the wireframes used to allocate primary (mineralisation) domain codes (Figure 11). A barren quartz-porphyry dyke is noted as cutting mineralisation on section 2580N and a vertical dip has been assumed for that unit. Otherwise no geological controls were considered in the interpretation process. Secondary (weathering) domain codes were allocated using the provided weathering surfaces. As selection of the cross sections are presented in Figure 12 to Figure 15.

14.3	Spatial Continuity and Directional Control on Mineralisation Buckreef Prospect

Most resource estimation methods use a measure of spatial continuity to estimate the grade of blocks in a Mineral Resource model. In some methods, the measure is implicit; for example, a polygonal method assumes that the grade is perfectly continuous from the sample to its surrounding polygon boundary. Geostatistical methods like Ordinary kriging and Indicator Kriging are amongst those methods for which the continuity measure is explicit and is customised to the data set being studied. This measure in its many forms is the variogram.

Geostatistics provides several measures for describing spatial continuity: the variogram, the covariance, the correlogram and many others. All are valid descriptions but not all provide a basis for constructing kriging and simulation models of mineralisation. Whatever the method of description used, it is common to use the term variogram in a generic sense to describe contour plots and directional plots of spatial continuity measures. Throughout the Buckreef Project, the maps and directional variograms used are all based on the correlogram measure. Directional correlograms are displayed inverted s to resemble familiar variogram plots.

The use of the correlogram as a robust and reliable measure of spatial continuity is proposed by Srivastava and Parker (1988) and Isaaks and Srivastava (1989). The correlogram measure has the advantages of being standardised to a sill of 1 and being robust with respect to clustering in the sample data. Models of the sample correlogram can be used directly in Ordinary Kriging and Indicator Kriging.

The various parameters of the variogram model, such as the nugget effect and ranges in different directions, describe properties of the statistical continuity of metal grades. For example, a variogram with high nugget may indicate that there is a high level of error in the sample grades being used to construct the variograms or that there is a high degree of variability in the grade over very short distances in the mineralisation. A different range in one direction compared to another is likely to be indicating that grade is more continuous in one direction than another.

Gold and indicator variograms were calculated and modelled for the following data subsets generated by the flagging of the resource composites to each of the mineralised wireframes:-

•	Domain 2, All sub-domains, Main Zone;

•	Domain 4, All sub-domains, North Zone; and

•	Domain 6, All sub-domains, West Zone.

Domain 2 indicator and gold variograms were used in the estimation of Domain 1 and 3, there being too few samples to calculate useful directional variograms for these domains. The Domain 2 variograms were also applied to the estimation of the waste domain (Domain 0). Domain 4 indicator and gold variograms were applied to Domain 5 for estimation. The Domain 6 variograms were also applied to the estimation of the Domain 7 and 8.

Indicator transforms were undertaken with probability thresholds 0.1, 0.2, 0.3, 0.4, 0.5, 0.6, 0.7, 0.75, 0.8, 0.85, 0.9, 0.95, 0.97 and 0.99 for data in each data subset. The modelled variograms are shown in Figure 16 and show the 3Dvariogram surface maps for the median indicator variogram for each of each of the mineralised domains modelled. The viewing angle is generally looking north and down. The spatial continuity shown in the median indicator variograms of the modeled domains reflects the orientations to the gold mineralisation that are observed from views of the composites in cross section and plan. The orientations seen for each domain modelled in summary are:-

•	the Main Zone 3D-variogram surface show the dominant control on the gold mineralisation to be within a steep (close to vertical) plane striking grid north south;

•	the North Zone is characterised by a steep plane striking 20º to 30º degree west of north with a suggestion of a weak northerly plunge; and

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 11

3D GEOLOGICAL AND MINERALISATION MODEL FOR BUCKREEF PROSPECT

Easting
Northing
Underground Workings
RL
1
2
3
4
5
6
7
8

DOMAIN	GEOLOGY
1	Southern and Easter Zones
2	Main Zone
4, 5	North Buckreef
6, 7	North east Striking Zones
8	Barren Quartz Porphyry dyke

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction. VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 12

PLAN OF THE MIK MODEL FOR BUCKREEF

3000mN
2900mN
2800mN
2700mN
2600mN
2500mN
2400mN
2300mN
2200mN
2100mN
2000mN
600mE
700mE
800mE
900mE
1000mE
1100mE
1200mE
1300mE
2740mN
2480mN
2380mN
LEGEND
Mineral Resource Panels
RECOVERABLE GRADE (g/t Au)
<1.0
1.0 to 1.2
1.2 to 1.5
1.5 to 2.0
2.0 to 5.0
>5.0

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 13

SECTION THROUGH THE BUCKREEF MIK MODEL, 2,380mN

2740mN
2480mN
2380Mn

RECOVERABLE GRADES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
1125mE

RESOURCE COMPOSITES
- <0.3
- 0.3 to 0.5
- 0.5 to 1.0
- 1.0 to 2.0
- 2.0 to 4.0
- 4.0 to 10.0
- >10.0

RECOVERABLE GRADE (g/t Au)
- <1.0
- 1.0 to 1.2
- 1.2 to 1.5
- 1.5 to 2.0
- 2.0 to 5.0
- >5.0

RESOURCE CATEGORIES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
1125mE

RESOURCE CATEGORY
- Measured
- Indicated
- Inferred

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 14

SECTION THROUGH THE BUCKREEF MIK MODEL, 2,480mN

2740mN
2480mN
2380mN

RESOURCE COMPOSITES
- <0.3
- 0.3 to 0.5
- 0.5 to 1.0
- 1.0 to 2.0
- 2.0 to 4.0
- 4.0 to 10.0
- >10.0

RECOVERABLE GRADE (g/t Au)
- <1.0
- 1.0 to 1.2
- 1.2 to 1.5
- 1.5 to 2.0
- 2.0 to 5.0
- >5.0

RECOVERABLE GRADES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
875mE
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
BMRC240
BMDD024
BMRC116
BMDD001

RESOURCE CATEGORIES
1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
875mE
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
BMRC240
BMDD024
BMRC116
BMDD001

RESOURCE CATEGORY
- Measured
- Indicated
- Inferred

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 15

SECTION THROUGH THE BUCKREEF MIK MODEL, 2740mN

2740mN
2480mN
2380mN

RESOURCE COMPOSITES
- <0.3
- 0.3 to 0.5
- 0.5 to 1.0
- 1.0 to 2.0
- 2.0 to 4.0
- 4.0 to 10.0
- >10.0

RECOVERABLE GRADE (g/t Au)
- <1.0
- 1.0 to 1.2
- 1.2 to 1.5
- 1.5 to 2.0
- 2.0 to 5.0
- >5.0

1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
1000mRL
975mRL
850mE
875mE
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
1125mE
BMRC050
BMRC049
BMRC048
BMRC047
BMDD002
BMDD051

1250mRL
1225mRL
1200mRL
1175mRL
1150mRL
1125mRL
1100mRL
1075mRL
1050mRL
1025mRL
1000mRL
975mRL
850mE
875mE
900mE
925mE
950mE
975mE
1000mE
1025mE
1050mE
1075mE
1100mE
1125mE
BMRC050
BMRC049
BMRC048
BMRC047
BMDD002
BMDD051

RESOURCE CATEGORY
- Measured
- Indicated
- Inferred

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

•	the gold mineralisation within the West Zone is oriented within a east of north plane steeply (030 mine grid) dipping to the south.

14.4	Resource Classification Buckreef Prospect

Panels in the resource model were been allocated a confidence category based on the number and location of samples used to estimate proportions and grade of each panel. These confidence categories at Buckreef equate to Measured, Indicated and Inferred resources. The approach is based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate. The number of samples and the particular geographic configurations that may qualify the panel as Measured rather than Indicated or Inferred are essentially the domain of the Qualified Person.

The search parameters used in the Buckreef classification of a panel resource are:-

•
minimum number of samples found in the search neighbourhood: for Category 1 (Measured) and Category 2 (Indicated) Mineral Resources, this parameter is set to twelve. For Category 3 (Inferred) a minimum of six samples is required. This parameter ensures that the panel estimate is generated from a reasonable number of sample data;

•
minimum number of spatial octants informed: the space around the centre of a panel being estimated is divided into eight octants by the axial planes of the data search ellipsoid. This parameter ensures that the samples informing an estimate are relatively evenly spread around the panel and all originate from a single drillhole. For Category 1 and 2 Mineral Resources, at least four octants must contain at least one sample. For Category 3 panels, at least two octants must contain data;

•
the distance to informing data: the search radii define how far the kriging program may look in any direction to find samples to include in the estimation of resources in a panel. Panel dimensions and the sampling density in various directions normally influence the length of these radii. It is essential that the search radii be kept as short as possible while still achieving the degree of resolution required in the model.

For Category 1 Mineral Resources the easting, northing and elevation search radii are set to 10, 25 and 25 metres respectively. For Category 2 and 3 resources they are set at 15m, 37.5m and 37.5m respectively (representing a 50% expansion of the Category 1 radii).

14.5	Buckreef Prospect Resource Classification

The Buckreef Prospect Mineral Resources were estimated over approximately 1,400m of strike length and to a depth of 575m below surface using the MIK technique implemented with GS3 software, a dedicated resource estimation software produced by Hellman and Schofield. As discussed previously, the model estimates mineralisation into panels with dimensions of 10m (east) by 20m (north) by 5m (elevation), which approximates the borehole sample spacing throughout the majority of the study area.

A block support adjustment was used to estimate the gold resources at Buckreef. The shape of the local block gold grade distribution was assumed to be lognormal. The gold estimates within each panel were initially classified according to the distribution of sampling in the kriging neighbourhood. This classification scheme took into account the uncertainty in the estimates related to the proximity and distribution of the informing composites.

The Mineral Resource model has been depleted for mineralisation previously mined in underground workings. The global Mineral Resource estimates were determined at cut-off grades which would span the range of interest for open pit optimisation.

In the light of the current global gold market, TRX calculated the cut-off grade at the both the June 2011 gold spot price of approximately USD1,500/oz and a three year average of USD1,024/oz. The economic cut-off grade ranges from 0.39t/t Au to 0.6g/t Au. TRX made a strategic decision to publish the Mineral Resource estimate at an average of 0.5g/t Au cut-off, as in keeping with the then current global market. The cut-off grade will be reexamined in the PFS to incorporate a revised gold price.

The National Instrument compliant Mineral Resources for the Buckreef Prospect at 0.5g/t Au are presented in Table 12:-

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 16

3D VARIGRAM SURFACES FOR BUCKREEF PROSPECT

DOMAIN 2 - MAIN LODE

elevation
100
50
0
-50
-100
0
easting
0
northing

DOMAIN 4 - NORTH BUCKREEF

elevation
50
0
-50
0
easting
0
northing

DOMAIN 6 - NORTH-EAST STRIKING

elevation
20
0
-20
-27
0
easting
27
0
northing

Source: Hellman and Schofield, 2007

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

Table 12 : NI 43-101 Compliant Mineral Resources for Buckreef Prospect Dec 2011

	MEASURED			INDICATED			INFERRED			MEASURED+INDICATED
Cut-off Grade (g/t)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)
0.5	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
0.6	4.729	2.19	0.333	3.310	2.01	0.214	6.386	2.05	0.421	8.039	2.12	0.547
0.7	4.337	2.33	0.325	2.978	2.17	0.208	5.742	2.21	0.408	7.316	2.26	0.533
0.8	3.989	2.46	0.315	2.698	2.31	0.200	5.188	2.37	0.395	6.687	2.40	0.516
0.9	3.676	2.60	0.307	2.455	2.46	0.194	4.712	2.52	0.382	6.131	2.54	0.501
1.0	3.394	2.74	0.299	2.243	2.60	0.187	4.298	2.67	0.369	5.637	2.68	0.486
1.1	3.136	2.88	0.290	2.056	2.74	0.181	3.934	2.82	0.357	5.191	2.82	0.471
1.2	2.905	3.01	0.281	1.889	2.88	0.175	3.613	2.97	0.345	4.794	2.96	0.456
1.5	2.332	3.42	0.256	1.485	3.30	0.158	2.840	3.41	0.311	3.817	3.37	0.414
Source: Hellman and Schofield 2007, 2011, Venmyn 2011
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
Mineral Resources inclusive of Mineral Reserves (although no Mineral Resources are reported for the PEA)
Estimates over variable widths to 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Inconsistencies in totals are due to rounding
55% attributable to TRX

14.6	Mineral Resource Modelling Technique for Buziba-Busolwa Prospects

The principle of the Mineral Resource estimation methodology applied to the Buziba-Busolwa Prospect is similar to that described in the preceding sections for Buckreef Prospect. The information provided in the June 2011 Technical Report (Venmyn D1030) for the Buziba Prospect is identical to that provided in this section for the Buziba-Busolwa Prospect, as it is a single deposit which was originally modelled in a single modelling exercise.

The primary mineralised wireframes for incorporation into the resource model were estimated as follows and are illustrated in Figure 17:-

•
where no geological features could be utilised to guide interpretations drillholes were viewed in cross-section and interpreted mineralised domains, at nominal 0.2g/t Au minimum included grade, were interpreted as cross-section outlines snapped to borehole traces in 3D. The cross-section outlines were then formed into 3D wireframes; and

•
in areas where there is a clearly observed correlation between samples logged as porphyry/ granite and the occurrence of gold, sectional outlines have been interpreted based on the lithological logging in drillholes and these formed into a 3D wireframe.

The primary wireframes are used to allocate mineralisation domain codes. The primary domains are further subdivided into oxide, transition and primary material types. In addition to the 6 primary mineralised domains, domain 0 captures all peripheral resource composites and are included in the modelling process (Figure 17). The following are observations pertaining to the summary statistics for the mineralised modelling domains:-:

•
the grades are neither higher nor lower in oxide, transition or primary zones within the modelling domains. All mineralised domains and sub-domains (i.e. not including Domain 0) generally show mean grades of approximately 0.3g/t Au to 0.6g/t Au. The notable exception is Domains 2 where average grade of all oxidation domains are in excess of 0.8g/t Au;

•
all distributions are highly skewed, as expected for a gold deposit. Coefficients of variation (C.V.) are moderate to very high (generally range between 1.5 to over 7.0), which reflects the highly variable nature of the gold grades coupled with, in some cases, high maximum grades seen in the domains;

•
the majority of domains have only small numbers of oxide and transition sample grades, therefore making meaningful statistics difficult to generate. For this reason when calculating the indicator statistic for the domains for use in the MIK modelling, in some cases uses a combined data set where all available grade data for a domain is used; and

•
there are composites that have grades over 102g/t Au in the data set. To mitigate the effect of these grades on the calculation of the indicator statistics used in the MIK model, particularly the average grade of highest indicator threshold, for the current studies these composites have been excluded from the data set when calculating the indicator class means.

14.7	Spatial Continuity and Directional Controls on Mineralisation Buziba-Busolwa Prospect

Gold and indicator variograms were calculated and modelled Domains 1, 2, 3, 4 and 5 using a single set of indicator and gold variograms (Figure 17) and applied to all Domains and sub-domains. Domain 7 indicator and gold variograms were used for Domains 7.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 17

DOMAINS 1-5

Z (RL) Coord
200
-200
0
X (East) Coord

DOMAIN 7

Z (RL) Coord
50
-50
-63
0
63
X (East) Coord

3D WIREFRAME

1
2
3
4
5
6
7
8
9
10
11
Easting
Northing
Elevation

DOMAIN	GEOLOGY
1,2, 3, 4, 5, 6, 8	Buziba mineralisation
7	Buziba South
9,10	Busolwa
11	Granite Contact North

Source: IAMGOLD 2009

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

The complete set of indicator variograms generated for the current study is in excess of 100 directional variograms and are therefore not able to present fully but representative variograms are included in Figure 17 as an example. The spatial continuity variograms indicate that the dominant control on the gold mineralisation is within steep planes dipping towards the south. The gold mineralisation changes with the local strike as reflected in the variograms and these orientations are confirmed by observations on the plots of gold grades in section and plan. The fitted models generally have a fairly large short range structure and a smaller long range structure oriented consistently with the general strike of the mineralised shear.

14.8	Buziba-Busolwa Prospect Resource Classification

As discussed for Buckreef Prospect, the basic unit of the BZMA MIK block model is a panel that normally has the dimensions of the average drillhole spacing in the horizontal plane. The panel should be large enough to contain a reasonable number of SMUs; about 15. The SMU is the smallest volume of material that can be mined separately as mineralisation or waste and is usually defined by a minimum mining width. At BZMA the primary panel dimensions of 25mE x 15mN x 5mRL were used and SMU dimensions of 8mE x 4mN x 2.5mRL were assumed for grade control.

Panels in the BZMA Prospect Mineral Resource model were allocated a confidence category based on the number and location of samples used to estimate proportions and grade of each panel. The approach is based on the principle that larger numbers of samples, which are more evenly distributed throughout the search neighbourhood, will provide a more reliable estimate. The search parameters used to decide the classification of a panel Mineral Resource for Buziba Prospect:-

•
minimum number of samples found in the search neighbourhood: for Category 1 (Measured) and Category 2 (Indicated) Mineral Resources, this parameter is set to sixteen. For Category 3 (Inferred), a minimum of eight samples is required. This parameter ensures that the panel estimate is generated from a reasonable number of sample data;

•
minimum number of spatial octants informed: the space around the centre of a panel being estimated is divided into eight octants by the axial planes of the data search ellipsoid. This parameter ensures that the samples informing an estimate are relatively evenly spread around the panel and do not all derive from a single drillhole.

For Category 1 and 2 Mineral Resources, at least four octants must contain at least one sample. For Category 3 panels, at least two octants must contain data; and

•
the distance to informing data: the search radii define how far the kriging program may look in any direction to find samples to include in the estimation of resources in a panel. Panel dimensions and the sampling density in various directions normally influence the length of these radii. It is essential that the search radii be kept as short as possible while still achieving the degree of resolution required in the model. For Category 1 Mineral Resources, the easting, northing and elevation search radii are set to 35, 15 and 20 metres respectively. For Category 2 and 3 resources they are set at 52.5m, 22.5m and 30m respectively (representing a 50% expansion of the Category 1 radii).

The number of samples and the particular geographic configurations that may qualify the panel as Measured rather than Indicated or Inferred may be a somewhat subjective decision. The confidence classification is essentially the domain of the Competent Person and, in Hellman and Schofield’s experience, the strategy adopted for BZMA results in a geologically sensible classification whereby Category 1 and 2 panels are surrounded by data in close proximity.

Category 3 panels may occur on the peripheries of drilling but are still related to drilling data within reasonable distances. Downgrading of these confidence categories may result from a consideration of other factors such as QA/QC, inadequate sampling (including variable drilling densities). The most important factors affecting the confidence on the resource estimates at Buziba is the lack of close spaced sectional data in parts of the study area and the genetic model for the mineralisation is still being developed.

In summary, BZMA is a medium grade gold deposit with the majority of possible economic gold mineralisation contained within shear related, vertical to steep north and south dipping structures, within quartz/pyrite veins present in shears, lithological contacts and in brittle fractured porphyries. The Mineral Resources were estimated over a 3km strike length to a depth of 230m. The search distance radii for the Measured category were set at easting 35m, northing 15m and elevation 20m. The Indicated and Inferred search radii were easting 52.5m, northing 22.5m and elevation 30m. The lack of close spaced cross section data influenced the Mineral Resource classification.

A selection of sections through the Buziba-Busolwa MIK model are presented in Figure 18 to Figure 21. The Mineral Resources for the Buziba and Busolwa Prospects at a 0.5g/t Au cut-off grade are presented in Table 13. The increase in tonnage for the BZMA at a 0.5g/t Au cut-off as opposed to the Feb 2011, 1.0g/t cut-off is accounted for by the fact that the deposit is a low grade, high tonnage deposit.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The initial cut-off grade of 1.0g/t Au excluded a large portion of the mineralisation from the Mineral Resource estimation but the effect of lowering the cut-off has been to permit the inclusion of this mineralisation in the estimate. The inclusion of the Busolwa Prospect Mineral Resources has resulted in an increase in the overall increase in the Project resource base.

14.9	Summary Mineral Resource Statement for the Buckreef Project

The Mineral Resources for the Tembo and Bingwa Prospects were estimated by Hellman and Schofield in 2006 and 2007 (unpublished report) and have undergone no material change since that time. Venmyn conducted a full review of the Mineral Resources estimation procedures, as summarised in Section 14 and the Bingwa and Tembo Mineral Resources are considered current according to Section 2.4(5) of the National Instrument Companion Policy 43-101CP.

The summary Mineral Resource estimate for the entire Buckreef Project, incorporating the estimate for Busolwa in the BZMA, as well as the Mineral Resource estimates for Tembo and Bingwa, is presented in Table 13:-

Table 13 : Summary NI 43-101 Compliant Mineral Resources of the Buckreef Project (0.5g/t Au Cut-off) Dec 2011

DEPOSIT	MEASURED			INDICATED			INFERRED			MEASURED & INDICATED
	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)	Tonnes (Mt)	Au Grade (g/t)	Contained Au (Moz)
Buckreef	5.176	2.05	0.341	3.706	1.86	0.222	7.158	1.89	0.435	8.882	1.97	0.563
Buziba- Busolwa				35.270	1.04	1.179	14.350	0.90	0.415	35.27	1.04	1.179
Bingwa							1.120	2.4	0.086
Tembo							0.725	2.18	0.051
TOTAL	5.17	2.05	0.34	38.97	1.12	1.40	23.35	1.32	0.98	44.15	1.23	1.74
Source: Hellman and Schofield 2007, 2011, Venmyn 2011
Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability
Mineral Resources inclusive of Mineral Reserves (although no Mineral Resources are reported for the PEA)
Estimates over variable widths to 3m to 40m
Bulk Density ranges 2.0g/cm3 to 2.8g/cm3
Inconsistencies in totals are due to rounding down
55% attributable to TRX Cut-off grade 0.5g/t Au

The Dec 2011 Mineral Resource estimate excludes the historical production of approximately 112,000t, which was estimated from both production records and exploration drilling, which intersected and defined the extent of the underground stopes (Figure 11).

15	MINERAL RESERVE ESTIMATES (NI 15)

No Mineral Reserves have been estimated for the Buckreef Project at the PEA level of study.

16	MINING METHODS (NI 16)

The PEA mine design and costing assessment for the Buckreef Project was undertaken by SMS (Table 1) and reported in two documents entitled:-

•	Buckreef Gold Project Mining Study (SMS/048/11, Dec 2011); and

•	Buckreef. Gold Project Mining Study Preliminary Economic Assessment Technical Note (SMS/057/12, May 2012).

The mining study was based on the geological and Mineral Resource block models for the BRMA and BZMA, as discussed in Section 14 and for the purposes of the PEA, Inferred, Indicated and Measured Mineral Resources were included in the assessment at a cut-off grade of 0.5g/t Au. The block models were converted from a local grid co-ordinate system to the UTM ARC 1960 Zone 36 datum and anomalous data points were suitably corrected or discarded.

16.1	Mining Methodology

The mine design for the Buckreef Project consists of a number of conventional open pit layouts with access to the orebodies provided via a series of ramps into the pits. The BRMA and BZMA orebodies consist of an upper, weathered, oxidised zone overlying a variable transition zone and lower, primary, fresh sulphide orebodies with depth. The weathered, oxidised, near surface material permits excavation by a combination of free digging, ripping, drill and blasting. In the transition zone, a mixture of free digging, ripping, drilling and blasting methods will be employed, whilst for the deeper fresh, competent material conventional pre-spliting, drill and blasting methods will be used to extract the ore.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Mining will consist of shovel loading of ore and waste, and Articulated Dump Truck (ADT) hauling via the planned access ramps. An auxiliary mining fleet of dozers, graders, water carts and utility vehicles will support the mining operation. The possible underground extensions of the mine have not been included in the PEA mining study.

16.2	Mine Design Criteria (NI16a)

The mine design criteria provide the design and planning guidelines for the open pit layouts and the resultant production scheduling. The PEA was intended to highlight the optimal mining sequence and four scenarios were interrogated, after Case 5 was eliminated early in the study as being uneconomic:-

•
Case 1: mining the BRMA first, until all economic mineralisation has been exploited, then dismantling the 150,000tpm conventional BRMA plant and transferring the operation to the BZMA. The BZMA plant is increased in capacity to 300,000tpm and the operation is powered by electricity supplied by the Tanzanian National grid ;

•
Case 2: mining the BRMA and BZMA as in Case 1, but with a centralised single plant located approximately 18km east of Buckreef Prospect and hauling the ore to the plant. Initially, the plant would have a 150,000tmp capacity, which would be increased to 300,000tpm once mining commences at BZMA. The operation would be grid powered;

•
Case 3: mining the BRMA first and exploiting the BZMA at the end of the BRMA life of mine (LoM) as in Case 1, but using small, multiple 30,000tpm modular plants in series. The operations would be grid powered; and

•	Case 4: the same as Case 1 but powered by diesel generators.

The PEA mine design approach was based on incomplete historical geotechnical information and consequently the mine designs are considered conceptual in nature. Additional geotechnical studies have been completed for the PFS but the results were not available for incorporation into the PEA mine design. Indications are that, based on the new geotechnical information, the waste to ore ratios in the PFS mine designs can be reduced as the pits will be more rigorously designed.

The pit dewatering requirements are expected to be approximately 1M litres per day (lpd). The various ore types and materials to mined are defined in Table 14:-

Table 14 : Categories of Material to be Mined

MATERIAL CATEGORIES	DEFINITION	IN SITU SG*
Overburden	Historically defined for the Bingwa Prospect only and contains Au grade. No other overburden material is included in the design	~
Oxidised Ore	Weathered surface mineralised material from the Oxide Zone	2.0
Transition Ore	Partially weathered, mineralised ore from the Transition Zone	>2.0 and <2.8
Fresh Ore	Competent mineralised material from the Sulphide or Primary Zone	2.8
Waste	Host country rock and internal waste	2.6
Topsoil	No definitive topsoil studies have been completed	~
Source: SMS 2011
*SG : Specific Gravity

The conceptual pit designs were undertaken utilising NPV Scheduler software, which includes the Lerchs-Grossman Algorithm to determine the ultimate pit shape and define the limits for mining of the given deposits taking the ore body constraints into account. The geological block models for the Buckreef, Bingwa, Tembo and Buziba and Busolwa Prospects were imported into the NPV Scheduler software prior to the generation of the economic models of the deposits. The technical and economic parameters applied to generate the conceptual pit designs are summarised in Table 15:-

Table 15 : Technical and Economic Parameters used in the Pit Concept Designs

PARAMETER	UNIT	VALUE
Mining recovery	%	100
Mining dilution	%	0
Gold Price	USD/Ounce (USD/oz)	1,600
Plant recovery - Oxidized Zone	%	90
Plant recovery - Transition Zone	%	88
Plant recovery - Fresh Zone	%	92
Mining rate-Buckreef, Bingwa, Tembo	Kilo tonne per annum (Ktpa)	1,800
Mining rate Buziba-Busolwa	Ktpa	3,600
Annual discount rate	%	10
Source : SMS 2011

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

16.3	Pit Design Concept (NI16a)

The BRMA and BZMA were subdivided into two geotechnical zones for the purposes of the pit design, namely:-

•	Geotechnical Zone 1: which consists of weathered oxide and transition zone ore; and

•	Geotechnical Zone 2: which comprises primary fresh ore.

The geotechnical characteristics of these zones defines the bench heights and the berm widths used in the design and the zones are categorised by the elevation at which transition zone ends and the fresh primary zone begins. The demarcation between Geotechnical Zone 1 and Zone 2 at the various Prospects are summarised as follows:-

•	Buckreef Prospect; 1,175m;

•	Bingwa Prospect: 1,185m;

•	Tembo Prospect: 1,185m; and

•	Buziba-Busolwa Prospect: 1,240m

The stability of the high wall of the pit is dependent upon the bench height and for the purposes of the PEA it was estimated that a bench height of 10m would ensure slope stability. Similarly, the berm width must ensure the overall pit stability and accommodate access roads. The recommended berm width for the PEA was 3m. The face angles must further ensure face and berm stability, and the face angles adopted for the Geotechnical Zones in the final pit design is presented in Table 16:-

Table 16 : Geotechnical and Slope Design Criteria used in Pit Concept

PARAMETER	UNITS	GEOTECH ZONE 1	GEOTECH ZONE 2
Face angles	(0)	89	89
Average slope angles	(0)	45	60
Bench height	(m)	10	10
Catch berm width	(m)	3	3
Maximum allowable overall slope angle	(0)	45	60
Ramp width - small pits	(m)	8	8
Ramp width - large pits	(m)	20	20
Source : SMS 2011

The average slope angles used in the pit design (Table 16) are relatively low as a consequence of the low confidence in the geotechnical data available for the PEA. The geotechnical data that will be available for the PFS will permit considerable optimisation of the slope angles.

16.3.1	Haul Roads, Stockpiles and Waste Dumps

The haul roads designed for the pits comprise the in-pit access ramp and the off-pit haul roads from the ramp top to the stockpiles and waste dump destinations. Each haul road is characterised by three main parameters, namely the road width which permits free passing of trucks, the gradient and the road direction. The ramp haul road width selection has direct bearing on the eventual stripping ratio and must take into account the largest haul truck width, drainage, edge and berm safety limits. A ramp haul road width of 20m has been used for the larger pits and 8m for the smaller pits in this study. A road gradient of 10% (1:10) has been used for the purpose the PEA design.

In order to minimise haulage, the plant sites for Cases 1, 3 and 4 were selected a minimum of 800m away from mining activities and the ore stockpiles were located 50m from the primary crusher. The waste dumps were located less than 200m from their associated pits. The waste dumps have been designed to have a maximum height of 60m with 15m lifts. The stockpiles will be used for grade control when mining through lower grade material.

16.3.2	Excavation Assumptions

To date no definitive study has been undertaken on the excavation characteristics of the various categories of material found in the BRMA and BZMA (Table 14).

The weathered, oxidised, near surface material permits excavation by a combination of free digging, ripping, drill and blasting. In the transition zone, a mixture of free digging, ripping, drilling and blasting methods will be employed, whilst for the deeper fresh, competent material conventional pre-spliting, drill and blasting methods will be used to extract the ore.

No topsoil study has been completed and for the PEA no separate topsoil removal allocation has been made but the topsoil removal has been combined in the waste costs.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

16.3.3	Pit Concept Summary

The conceptual pit designs for the Buckreef Project PEA cannot as yet be considered optimised designs, as there are several design criteria which will be improved once the new geotechnical data is incorporated into the model. For this reason, the pit designs are termed ‘concepts’ and it is possible that future studies will optimise this basic design both in terms of layout and design criteria. The results of the concept pit design study are summarised in Table 17:-

Table 17 : Summary Results of the Pit Concept Design (Source: SMS 2012)

PROSPECT	ORE TONNAGE (Mt)	WASTE TONNAGE (Mt)	TOTAL (Mt)
Buckreef	8.67	40.82	49.49
Bingwa	0.83	4.58	5.41
Tembo	0.38	5.37	5.75
Buziba / Busolwa	23.60	49.64	73.24
TOTAL	33.48	100.41	133.89

16.4	Pit Layout (NI16a)

The DatamineTM geological and Mineral Resource block models for the BRMA and BZMA, were integrated into NPV SchedulerTM software to create the pit shells for the five orebodies. The pit optimisation process segregated the pits into numerous cone shaped pits as opposed to simple, single larger pits (Figure 22 to Figure 25).

The segregation into the smaller cone shaped pits was interrogated in detail and the rejection of resource blocks in the NPV SchedulerTM as uneconomic, has apparently primarily been a function of grade and unfavourable ore to waste ratios. In addition, the definition of smaller economic pits may prove to some extent to be a function of data paucity in areas discarded by the NPV SchedulerTM software. In the case of the BZMA, an incomplete assay database may influence the pit shell outline and at the Buckreef Prospect the uneven floor of the pit shell could to some extent, be influenced by borehole depth. These influences will be investigated in detail the PFS and the new drilling data is anticipated to mitigate both possibilities. The pit designs therefore represent un-optimised, possibly worst case scenarios for each orebody. The resultant pit parameters are summarised in Table 18.

16.5	Mining Production Schedule (NI16b)

The selected mining schedule for the PEA was based on the mine design and intended mining methodology, to produce 100,000oz Au per annum from 1.8Mtpa of plant feed from the BRMA area and 3.6Mtpa of plant feed from BZMA. The mining plan has scheduled 33.5M mined ore tonnes at stripping ratios varying from 5.45 for BRMA to 1.99 for BZMA over a LoM of 13 years for a total of 1.35Moz Au recovered.

The preliminary scheduling made no allowance for dilution or mining losses. The target plant feed requirement is achieved throughout the LoM for both the BRMA and BZMA. Detailed scheduling was beyond the scope of the PEA given the preliminary mine design and will be undertaken in detail the PFS once optimised pit designs are available.

16.6	Mining Equipment (NI16b)

The opencast operation at BRMA will mine 150,000tpm RoM at a current stripping ratio of 1: 5.4, with a resultant. 900,000tpm of waste mining. In order to achieve this target and reduce the access ramp size and consequential stripping ratio to a minimum, small 80t excavators and 50t ADTs were selected in preference to larger haul trucks will require large 20m ramps with a concomitant increase the stripping ratio. In addition, grade control will be easier to implement with smaller equipment, which is more suitable to small mini pits, wet conditions and selective mining of gold ore to reduce dilution. The 10m benches would normally be loaded in two 5m cuts for grade control purposes and can only be undertaken by using smaller ADTs.

The capacity of each waste loading excavator will be 250,000tpm, whilst the ore excavator will be restricted to lower digging rates due to selective loading. Two rubber wheel front end loaders are required to support the excavators ensuring more flexibility and will also be used to load stock piles feeding the primary crusher.

The mining fleet capacity at BZMA 1Mtpm and will meet the requirements of 300,000tpm of RoM to be mined at a lower stripping ratio than at BRMA. The mining equipment requirements are presented in Appendix 4.

Top hammer hydraulic drills with a range from 102mm - 105mm hole sizes have been selected, as effective grade control will require smaller 102mm blast holes in a smaller staggered pattern. Pre-splitting is undertaken more effectively with 102mm holes, spaced 1m apart. The larger 150mm drillholes can be used on waste to reduce drill and blast costs. The second phase of mining at BZMA will require 102mm blast holes and supports the decision to use only top hammer hydraulic drills with a hole size range from 102mm to 150mm, compared to introducing Down The Hole (DTH) Drills, drilling larger 4m to 6m patterns, which is not effective for gold ore sampling.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Table 18 : Summary of the Individual Pit Designs

	ORE TONNAGE (Mt)	WASTE TONNAGE (Mt)	TOTAL TONNAGE (Mt)	PIT DIMENSION LONG (m)	PIT DIMENSIONSHORT (m)	ACCESS DIRECTION	No of BENCHES	PIT DEPTH (below surface m)	PIT ELEVATION (mamsl)	STRIPPING RATIO (WASTE:ORE)
BRMA
Buckreef Main Pit	8.50	40.12	48.62	1,080	250	Northeast, southeast	18	180	1,225 to 1,045	5.45
Buckreef Mini Pit	0.17	0.7	0.87	250	90	~	~
Sub-total	8.67	40.82	49.49
Bingwa Main Pit	0.74	4.06	4.8	320	260	East	8	80	1,265 to 1,185	8.5 year five;
Bingwa Mini Pit	0.09	0.52	0.61	140	110	West	~
Sub-total	0.83	4.58	5.41
Tembo Main	0.38	5.37	5.75	530	110	North	9	90	1,235 to 1,145	8.5 year five;
Sub-total	0.38	5.37	5.75
BZMA
Buziba/ Busolwa Main Pit (Pit 4)	20.95	42.6	63.54	1,770	270	Various	21	210	1,335 to 1,125	2.3 with higher value for years 7 and 8
Pit 1	0.13	0.12	0.25
Pit 2	0.01	0.07	0.08
Pit 3	0.23	0.77	1.00
Pit 5	1.77	4.51	6.27
Pit 6	0.04	0.18	0.22
Pit 7	0.05	0.26	0.31
Pit 8	0.01	0.12	0.13
Pit 9	0.07	0.19	0.26
Pit 10	0.27	0.35	0.62
Pit 11	0.07	0.48	0.55
Sub-total	23.60	49.64	73.25
Source:SMS 2011
Excludes dilution

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 22

3D PIT DESIGN CONCEPT FOR BUCKREEF PROSPECT

3D VIEW OF PROPOSED BUCKREEF PITS LOOKING SOUTHWEST

BUCKREEF PITS - PLAN VIEW

BUCKREEF PITS CROSS SECTION - NORTHEAST-SOUTHWEST

Source: SMS, 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 23

3D PIT DESIGN CONCEPT FOR BINGWA PROSPECT

3D VIEW OF PROPOSED BINGWA PITS LOOKING NORTH

BINGWA PITS PLAN VIEW

BINGWA PITS CROSS SECTION

Source: SMS, 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 24

3D PIT DESIGN CONCEPT FOR TEMBO PROSPECT

3D VIEW OF PROPOSED TEMBO PIT LOOKING NORTHEAST

TEMBO PIT PLAN VIEW

TEMBO PIT CROSS SECTION

Source: SMS, 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 25

3D PIT DESIGN CONCEPT FOR BUSIBA-BUSOLWA PROSPECT

3D VIEW OF PROPOSED BUSIBA/BUSOLWA PITS LOOKING NORTHEAST

BUSIBA/BUSOLWA PIT PLAN VIEW

BUSIBA/BUSOLWA CROSS SECTION

Source: SMS, 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction.
VIP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

16.7	Mining Capital Cost Estimates (NI16b)

The capital cost estimates for the Buckreef Project were based on a comprehensive exercise of benchmarking 2011 prices for Tanzanian mining operations, comparatives with South African equivalent costs and direct quotations with Tanzanian suppliers. The cost estimates are at accuracy levels more than adequate for the PEA and will be sufficient for the PFS level of study.

The capital cost estimate has included the site infrastructure required to support an owner mining operation, as discussed in the following sections:-

16.7.1	Power Supply

The power supply to the Buckreef Project constitutes one of the most critical project components. The total power requirements for the Buckreef Project mining operations are estimated at 12 mega watts (MW) for the BRMA and 24MW for the BZMA. Electricity supply for Cases 1, 2 and 3 is assumed to be from the Tanzanian national grid (TanEsco). The nearest TanEsco connection is 50km from the BRMA site. The preliminary costings for the infrastructure to connect to the TanEsco grid is estimated to be USD8.0m and the cost of supply will be 12 US cents per kilo watt (c/KW).

The poor reliability of the Tanzanian national power supply is well known and the alternative option of using diesel powered generators was examined. The 150ktpa processing plant at BRMA will consume approximately 12MW of power, which will double when the plant at BZMA is operational. The capital cost of the required diesel powered generators is summarised in Table 20:-

Table 19:Diesel Powered Generator Supply Cost Estimate

DESCRIPTION	UNITS	BRMA	BZMA
Plant Capacity	KtPm	150	300
Required M Watt Power	MW	12	24
Estimated Cost	USDm	(7)	(7)
Building	USDm	(0.5)	(0.5)
Relocation to Busolwa	USDm	N/A	(0.25)
Electrical Reticulation	USDm	(0.5)	(0.5)
TOTAL	USDm	(8.00)	(8.25)
Source: SMS 2011

The total capital cost estimate for the diesel powered power supply is USD16.25m. The diesel consumption of the generators is considerable, with the 12MW plant consuming 50,688l per 24hr day and the 24MW plant consuming 101,376l per 24hr day. The logistical supply of these quantities of diesel approximately 900km from Dar Es Salaam, is critical to the project and as shown in Case 4, which is the fully diesel powered option, the diesel would contribute a significant 30% of the Project opex per processed tonne.

16.8	Mining Capital Cost Estimates (NI16b)

The capital cost estimates for the Buckreef Project were based on a comprehensive exercise of benchmarking 2011 prices for Tanzanian mining operations, comparatives with South African equivalent costs and direct quotations with Tanzanian suppliers. The cost estimates are at accuracy levels more than adequate for the PEA and will be sufficient for the PFS level of study.

The capital cost estimate has included the site infrastructure required to support an owner mining operation, as discussed in the following sections:-

16.8.1	Power Supply

The power supply to the Buckreef Project constitutes one of the most critical project components. The total power requirements for the Buckreef Project mining operations are estimated at 12 mega watts (MW) for the BRMA and 24MW for the BZMA. Electricity supply for Cases 1, 2 and 3 is assumed to be from the Tanzanian national grid (TanEsco). The nearest TanEsco connection is 50km from the BRMA site. The preliminary costings for the infrastructure to connect to the TanEsco grid is estimated to be USD8.0m and the cost of supply will be 12 US cents per kilo watt (c/KW).

The poor reliability of the Tanzanian national power supply is well known and the alternative option of using diesel powered generators was examined. The 150ktpa processing plant at BRMA will consume approximately 12MW of power, which will double when the plant at BZMA is operational. The capital cost of the required diesel powered generators is summarised in Table 20:-

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Table 20 : Diesel Powered Generator Supply Cost Estimate

DESCRIPTION	UNITS	BRMA	BZMA
Plant Capacity	KtPm	150	300
Required M Watt Power	MW	12	24
Estimated Cost	USDm	(7)	(7)
Building	USDm	(0.5)	(0.5)
Relocation to Busolwa	USDm	N/A	(0.25)
Electrical Reticulation	USDm	(0.5)	(0.5)
TOTAL	USDm	(8.00)	(8.25)
Source: SMS 2011

The total capital cost estimate for the diesel powered power supply is USD16.25m. The diesel consumption of the generators is considerable, with the 12MW plant consuming 50,688l per 24hr day and the 24MW plant consuming 101,376l per 24hr day. The logistical supply of these quantities of diesel approximately 900km from Dar Es Salaam, is critical to the project and as shown in Case 4, which is the fully diesel powered option, the diesel would contribute a significant 30% of the Project opex per processed tonne.

16.8.2	Access, Roads and Bridges

The geographic separation of the BRMA orebodies, as well as the approximate 25km distance between BRMA and BZMA, necessitates the upgrading of the access and haul roads for the Project. The future feasibility studies will determine the precise costs of this portion of the infrastructure costs but for the purposes of the PEA a high level estimate has been made based on actual construction costs within Tanzania.

In Cases 1, 3, and 4, the BRMA plant is to be located 800m away from the Buckreef Prospect pit, resulting in a 3km haul road from Bingwa Prospect to the plant and a 5.3km haul road from Tembo. A total of four river crossings will be required and crossings will be constructed with re-inforced culverts to carry 50t ADTs. The total capital estimate for the upgrading and preparation of the roads is USD7.64m.

16.8.3	Mining Equipment

The mining equipment capital estimate assumes that a 50t haul fleet is used for the load and haul within the mining areas and the opencast mining will require effective maintenance at 80% availability on all equipment. The full capital estimate for both BRMA and BZMA totals USD61.53m, with an additional USD5m allowance for light vehicles and service trucks (Appendix 4).

The mining equipment capital estimate for Case 2, in which the processing plant is centrally located, includes an additional USD40.30m for the fleet of 55t haulage trucks required to transport BRMA ore to the central plant and an additional USD40.30m when BZMA comes into production (Table 21).

16.8.4	Pit Dewatering

Diesel driven pumps will conduct the pit dewatering, at a rate of 1Mlpd, and the total capital estimate for both the mining areas will be USD0.50m. Pit dewatering will be carried out from strategically located dewatering drillholes surrounding the pits, from a catchment trench located within the saprolite-clay layer of each pit and from sumps within the pit.

16.8.5	Explosive Facilities

The costs estimates for the explosives service fees were obtained from international suppliers within Tanzania and include a mobilisation cost of USD560,000 and closure costs for magazines, silos and an on-site mobile mixing unit, for the 400tmp bulk explosives to be consumed.

The total capital expense can be reduced if a location is selected to service both the BRMA and the BZMA thereby eliminating the need to relocate the bulk explosives storage and supply site. The optimal position will require a trade-off involving the distances travelled by the mobile mixing unit and light delivery vehicles (LDV’s) licensed to deliver detonators and boosters to the blasting blocks.

16.8.6	Summary Capital Costs

The total capital cost for the mining operation is summarised in Table 21 and is expressed in real December 2011 money terms.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Table 21 : Mining Capital Cost Summary

ITEM	COST (USDm)
Site establishment	(2.50)
Diesel power supply generator sets	(8.00)
TanEsco national grid power supply	(8.00)
Roads /bridges and river crossings	(7.64)
Diesel tank farm (Case 1, 2, 3)	(0.38)
Diesel tank farm (Case 4)	(0.78)
Miscellaneous buildings	(4.38)
Mining equipment	(61.53)
Haulage trucks	(40.30)
Light vehicles	(5.00)
Additional mining equipment	(1.45)
Provision for major services	(5.00)
Pit De-watering Pumps	(0.50)
Explosive storage facilities	(0.28)
Waste disposal infrastructure	(0.10)
Source: SMS 2011

The capital cost summary includes an allowance for waste disposal but excludes other allowances and contingencies. No escalation has been applied to the estimates.

16.9	Mining Operating Cost Estimates (NI16b)

For the purposes of the PEA, it was assumed that mining operations will be carried out under an owner-operator mining programme. The mining cost structure was developed by SMS from a combination of in-house information and in consultation with equipment and consumable suppliers servicing the Tanzanian mining industry.

The mining operating cost estimate includes the cash operating costs attributable to the mining portion of the on-mine operating costs. The off-mine indirect costs such as head office charges were not included. The operating cost estimate excludes all capital costs (both initial and stay in business), amortisation and depreciation, interest payments, taxes, royalties and duties. All operational costs are expressed in real December 2011 money terms and no provision has been made for escalation.

The mining operational costs have been expressed on a USD/t air dried basis and separate rates have been estimated for the different material types, namely the ore and waste. An adjustment was made to the costs to accommodate increased mining costs with depth, resulting from the progressively longer ramp haulage times and costs.

16.9.1	Load and Haul

Haulage costs can account for approximately 60% of the opencast mining operation costs, depending on the haul distance and size of the haul trucks selected. The waste haulage costs were simulated using Talpac Simulation with waste dump distances minimised to a maximum distance of 200m, a maximum dumping height of 60m and using 50t ADTs for the estimate.

The 10m bench heights will be drilled and blasted with 102mm blast holes in a staggered pattern, which will ensure smaller burdens, reduce dilution and permit identification of the higher grade areas. The ore from the high grade areas can be selectively loaded to grade control stock piles located at the crusher for blending purposes.

The ore haulage distances were simulated from the open pits, 800m to the plants in the BRMA and BZMA for Cases 1, 3 and 4. The Bingwa Prospect ore body will require a 3km haul to the plant adding a cost of USD1.63/t using six, 50t ADTs. The ore from Tembo will require an additional 5.3km haul, crossing over two rivers to the plant positioned between Buckreef and Bingwa. The Tembo haul distance will result in an additional cost of USD2.27/t using nine, 50t ADTs.

The mining strategy of exploiting the BRMA first, requires a peak number of ADTS of 61 which will be sufficient to mine Bingwa and Tembo as well. A total of 62 ADTs will be required for BZMA and it is possible to optimise this requirement by beginning waste mining during the construction period or utilising contractors during the peak period (Appendix 4). The haulage to the central plant for Case 2 requires an additional haulage fleet of 55t trucks at a total capital cost of USD80.60m.

The haulage costs are a function of depth and the costs were estimated escalating per 10m level with depth. The life costing cycles on the vehicles were estimated using the current tyre prices in Tanzania with a life of 4,500hrs per tyre. A diesel price of USD1.37/l delivered to the mine was used.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

16.9.2	Drill and Blast

Due to the logistics of supply, drilling costs in Tanzania are approximately 30% higher than in South Africa, whilst the explosives cost is 60% more expensive and the explosives support fee is 400% more expensive compared to South Africa based on volumes of 400t of explosives consumed per month.

A drill size is required to suite both BRMA and BZMA mining operations and the pre-splitting results are better with 102mm holes spaced 1m apart compared to 165mm holes spaced 1.8m apart. The ideal drilling machines for BRMA and BZMA must be capable of drilling from 102mm holes for the ore up to 150mm blast holes for the waste. Using proven blast design criteria, the drill and blast costs for 102mm blast holes are USD0.69/t of ore (Appendix 4).

16.9.3	Operational Mining Costs

The mining costs for the waste rock and ore for both BRMA and BZMA are summarised in Table 22:-

Table 22 : Total Mining Operational Expenditure over LoM

DESCRIPTION	UNIT	CASE 1	CASE 2	CASE 3	CASE 4
Drilling and Blasting	(USD/tonne)	(0.75)
Load and Haul (within mining area)		(1.11)
Ore Mining Cost		(1.86)
Drilling and Blasting		(0.69)
Ore load and haul (within mining area)		(1.29)
Waste Mining Cost		(1.98)
Presplit Costs		(0.08)
Secondary Equipment		(0.30)
Dewatering cost		(0.10)
Management		(442,492.09)
Labour		(0.52)
Maintenance		(0.48)
LDV Maintenance Fleet		(0.07)
Mining Labour Costs		(1.07)
Explosive Services		(57,000.00)
Haulage Opex to central plant (Case 2)		0.00	(3.91)	0.00
Source: SMS 2011

17	RECOVERY METHODS (NI 17)

The process plant design and costing for the large conventional plant for the Buckreef Project was undertaken by K’Enyuka (Table 1) and reported in a document entitled “Preliminary Economic Evaluation – Processing” Dec 2011. The PEA process design concept is one which is modular in configuration, so that the process plant at BRMA can be relocated to the BZMA to increase the capacity in the latter area, where the tonnages mined will be higher and the grade lower.

In addition, a high level study of smaller 30,000tmp modular plants was conducted by SMS for Case 3, the results of which are reported in a document entitled “Mining Study for a PEA for Buckreef Gold Project, Tanzania” (SMS-058-12, March 2012).

The BRMA and BZMA orebodies consist of an upper, weathered, oxidised zone overlying a variable transition zone and lower, primary, fresh sulphide orebodies with depth. The ores are free milling with direct leach recoveries in the lower 90% range and are amenable to gravity recovery (Section 13).

The fresh sulphide orebody contains pyrite and arsenopyrite and some improvement in recovery could be obtained by floatation of the sulphides and subjecting them to fine grinding to liberate the gold. However the incremental recovery would be unlikely to justify the added expense and complexity of the plant.

The oxide zone of the deposits is clay rich saprolitic material, which potentially poses a significant problem in terms of material handling and secondary crushing. The oxide zone is more developed at BZMA and therefore the comminution circuits of the conventional plants are designed to accommodate the higher quantities of clay rich, oxide zone RoM at BZMA.

The presence of arsenic has impact on the environmental management and the possibility of flotation and separate processing and disposal of the concentrated sulphide stream, could be considered. However, there is also arsenic in the oxide ore and therefore the separate flotation of the sulphides has not formed part of the PEA.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

17.1	Large Conventional Processing Plant

	17.1.1	Comminution Circuits

The oxide zone of the. BRMA and BZMA deposits is clay rich saprolitic material and potentially poses a significant problem in terms of material handling and secondary crushing. A semi-autogenous grinding (SAG) circuit, followed by a ball mill, would minimise this impact. However the rod mill to ball mill index ratios of the various or bodies indicate that there is a likelihood of a build up of critical size material in the SAG mill, which would indicate the need for a pebble crusher in the circuit.

The large tonnage of oxide material in the BZMA favours the use of this SAG mill, ball mill and pebble crushing (SABC) circuit for this material, although the pebble crushing might be delayed until harder transition or sulphide ore is treated.

The oxide zone at BRMA is significantly less developed than at the BZMA and although clay rich oxide zone material it may still represent a handling and crushing problem, this will be of shorter duration. Furthermore, there is potential to blend fresh RoM material with oxide material as there are a number of deposits to be processed in this area.

As the design strategy adopted is to relocate the initial plant to the BZMA after the BRMA ore is depleted, it would be preferable to have smaller modular units. Secondary and tertiary crushers with their associated conveyors and screens would be easier to relocate than a large SAG mill. The secondary and tertiary crushers would feed a ball mill, which would need to be relocated. It may be possible to defer installation of the tertiary crusher if only oxide material is treated in the early stage of the plant

17.1.2	Gravity Circuit

The metallurgical testwork results indicate that there is a recovery advantage to utilising gravity concentration of free gold and has the advantage that some sulphide associated gold in the gravity concentrate, can be subjected to a more intensive cyanidation. The gravity circuit would be incorporated into the ball milling circuit with the concentrate being processed in a secure area, possibly within the gold room area.

17.1.3	Carbon-in-leach
The metallurgical testwork indicates that there is limited of a “preg robbing” effect and hence CIL will be used in preference to Leach/carbon-in-pulp (CIP).
17.1.4	Process Description (NI17a)

The large conventional processing plant designs for the BRMA and BZMA are essentially similar except for the initial comminution circuits. The comminution circuits are designed to accommodate the higher quantities of clay rich, oxide zone material at BZMA (Section 17.1.1). Beyond the comminution circuits, the downstream pre-leach, leaching and recovery circuits are identical and the process designs are described in detail below, and illustrated in Figure 26.

The BZMA Phase 2 plant consists of the units from BRMA relocated to BZMA and installed where possible, in parallel with the existing similar units.

17.1.5	BRMA Plant (NI17a)
Crushing and Screening

The 150,000tpm RoM is tipped onto a static grizzly above the RoM bin, from where the ore will be extracted via an apron feeder to a vibrating grizzly. Oversize from the grizzly is fed to a jaw crusher and grizzly undersize, together with jaw crusher product, is fed to the secondary crusher screen.

The secondary screen oversize is fed to the secondary crusher via a feed bin and screen undersize, together with the secondary crusher product, will be conveyed to the tertiary crusher screen. The tertiary screen oversize is fed to the tertiary crusher via a feed bin and the tertiary crusher product joins the feed to the tertiary screen. The tertiary screen undersize is conveyed to the ball mill feed bin.

Milling and Gravity Concentration

The crushed ore from the crushing and screening circuit stored in the mill feed bin is fed to the ball mill. The mill discharge flows through a vibrating screen into the mill discharge sump and is pumped to the classifying cyclone. A portion of the cyclone underflow is fed via a tramp screen to a centrifugal gravity concentrator. The tramp screen oversize and concentrator tailings are returned to the mill feed, along with the balance of the cyclone underflow.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

VENMYN
Independence you can trust
Tanzanian Royalty - PEA
FIGURE 26

BRMA AND BZMA PROCESSING PLANT CONCEPT FLOW DIAGRAM

BRMA PROCESSING PLANT CONCEPT FLOW DIAGRAM
ROM Ore
150,000tpm
ORE Reception
Primary Crushing
Secondary Crushing
Tertiary Crushing
Screening
Intensive Cyanidation
Gravity Concentration
Ball Milling
Thickening
Electrowinning
Elution
Carbon in Leach
Smelting
Cyanide Destruction
Gold Bullion
Tailings

BZMA PROCESSING PLANT CONCEPT FLOW DIAGRAM
ROM Ore
150,000tpm
ORE Reception
Primary Crushing
Pebble Crushing
SAG Milling
Ball Milling
Intensive Cyanidation
Gravity Concentration
Thickening
Electrowinning
Elution
Carbon in Leach
Smelting
Cyanide Destruction
Gold Bullion
Tailings

Source: K'Enyuka 2011

This diagram and the information herein may not be reproduced or transmitted in any form without prior written permission from Venmyn Rand (Pty) Ltd. Graphics by Interaction. VP21_TanzaniaRoyaltyPEADec2011_23 July Item 22 changed

The classifying cyclone overflow feeds via a tramp/woodchip screen to the pre-leach thickener. Flocculant is added to the thickener feed to aid settling and thickener overflow discharges into a process water tank. The thickener overflow, together with return water from the TDF and make up water from additional sources, is circulated for process dilution and service water.

17.1.6	BZMA Plant Phase 1 (NI17a)

Primary Crushing

The 300,000tpm BZMA RoM ore is tipped onto a static grizzly above the RoM bin, from where the ore will be extracted via an apron feeder to a vibrating grizzly. Oversize from the grizzly is fed to a jaw crusher and grizzly undersize, together with the jaw crusher product, is fed to the SAG mill.

Milling, Pebble Crushing and Gravity Concentration

The SAG mill discharge flows through a mill discharge vibrating screen into the mill discharge sump and is pumped to the classifying cyclones. The oversize material from the SAG mill discharge screen is either discarded or, if necessary, will be conveyed to a pebble crusher and the product thereof returned to the SAG mill feed.

A portion of the cyclone underflow is fed via a tramp screen to a centrifugal gravity concentrator. The tramp screen oversize and concentrator tailings are returned to the ball mill feed, together with the balance of the cyclone underflow. The ball mill. discharge passes through a vibrating screen and is returned to the mill discharge sump to feed the classifying cyclones

17.1.7	Pre-leach, Leach and Recovery Circuits (NI17a)

The following circuits are duplicated in each of the BRMA and BZMA plants.

Pre- Leach Thickening

The overflow from the mill circuit classifying cyclones is fed via a tramp/woodchip screen to the pre-leach thickener. Flocculant is added to the thickener feed to aid settling and the thickener overflow is discharge into a process water tank.

Carbon-in-Leach (CIL)

The thickener underflow is pumped to a pre-leach tank where a final pH adjustment with lime and pre-aeration of the pulp takes place. The slurry flows through a series of leach/adsorption tanks where cyanide is added, the gold dissolved and adsorbed onto activated carbon. The activated carbon is retained in tanks by means of inter-stage screens and transferred in a counter-current flow by pumping slurry containing the carbon from each tank to the preceding tank. The gold loading increases progressively up the train and the loaded carbon from the first CIL tank will be transferred to the elution plant. Barren regenerated carbon is added to the tail end of the circuit.

Elution and Regeneration

The loaded carbon is screened from the slurry stream and washed on a vibratory screen, and transferred via a holding bin, into a column for acid washing to remove calcium build up on the carbon. Thereafter, the carbon is transferred to an elution column where gold is removed from the carbon by a caustic-cyanide soak and washing with hot water.

The eluted carbon is transferred to a bin prior to regeneration in a rotary kiln, where adsorbed impurities will be removed from the carbon. The regenerated carbon together with fresh make up carbon will then be screened and returned to the tail end of the CIL circuit

Electrowinning and Smelting

The gold in the eluate from the elution process is recovered by plating onto stainless steel wool in the electrowinning cells and then stripped by high pressure spray. Gold sluge from the cells and stripping process is filtered and dried in a calcine oven and smelted with fluxes to produce gold bullion for dispatch to a refinery.

Gravity Concentrate and Intensive Cyanidation

The gravity concentrate from the milling circuit is subjected to intensive cyanidation in a reactor with the addition of high concentrations of cyanide and possibly other additives including oxygen. The solid residue from this process is returned to the milling circuit and the gold bearing-solution is treated in the electrowinning cells.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Detoxification and Tailings Disposal

The tailings from CIL circuit are screened to recover any carbon which may have escaped from the CIL circuit and are then processed in a series of tanks to reduced the cyanide content of the tailings prior pumping to the TDF.

17.1.8	Process Design Criteria (NI17b)

The high level process design criteria for the two modular plants are summarised in Table 23. The throughputs are the same for both plants but the process parameters vary according to ore type as summarised in Table 24:-

Table 23: Processing Plant Availability and Throughput

PARAMETER	UNITS	VALUE
Annual Throughput	t/a	1,800,000
Monthly Throughput	t/m	150,000
Available days	d/a	365
Available hours	h/a	8,760
Maintenance downtime	h/a	418
Operating hours	h/a	8,344
Plant utilisation	%	95.3
Hourly Throughput	t/h	215.7
Daily Throughput	t/d	5,177
Source: K’Enyuka 2011

Table 24 : Buckreef Project Ore Characterisation for the Processing Plant Design

PARAMETER	UNIT	OXIDE	SULPHIDE
BRMA ORE
Specific gravity	t/m3	2.87	2.96
Bulk density	t/m3	1.7	1.75
Ore moisture content	%	3	3
Product size P80*	µm	106	75
Gravity gold recovery	%	30	36
CIL residence time	h	24	24
CIL gold extraction*	%	65	55
Lime consumption*	kg/t	4	1
Cyanide consumption*	kg/t	1.4	1
Power consumption	kWh/t	25	35
Gold recovery*	%	95	91
BZMA ORE (Buziba)
Specific gravity	t/m3	2.75	2.86
Bulk density	t/m3	1.65	1.7
Ore moisture content	%	3	3
Product size P80*	µm	106	75
Gravity gold recovery	%	45	39
CIL residence time	h	24	24
CIL gold extraction*	%	50	54
Lime consumption*	kg/t	3.3	0.8
Cyanide consumption*	kg/t	1.3	0.4
Power consumption	kWh/t	26.4	35
Gold recovery*	%	95	93
BZMA ORE (Busolwa)
Specific gravity	t/m3	2.76	2.92
Bulk density	t/m3	1.65	1.75
Ore moisture content	%	3	3
Product size P80*	µm	106	75
Gravity gold recovery	%	45	45
CIL residence time	h	24	24
CIL gold extraction*	%	50	50
Lime consumption*	kg/t	3.2	0.8
Cyanide consumption*	kg/t	2	0.7
Power consumption	kWh/t	25	35
Gold recovery*	%	95	94
Source: K’Enyuka 2011
*Values assumed based on available information

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

17.1.9	Process Plant Costs (NI17b)

The capital expenditure (capex) for the preliminary process design is presented in Table 25 for both the BRMA and BZMA plants:-

Table 25 : Capital Expenditure of the Buckreef Project Large Conventional Process Plant

PLANT COMPONENT	BRMA (USD)	BZMA (USD)
Site Development	(10,582,546.12)	(10,582,546.12)
Buildings	(7,508,439.31)	(7,508,439.31)
Services	(3,335,656.94)	(3,335,656.94)
MV Supply	(1,606,417.30)	(1,285,133.84)
Ore Receiving & Stockpiling	(3,773,581.99)	(3,773,581.99)
Ore Transfer & Primary Crushing	(16,263,265.96)	(4,537,170.76)
Secondary / Tertiary Crushing & Screening	(19,492,734.46)	0.00
Milling	(10,625,746.98)	(21,817,484.14)
Gravity Concentration & Intensive Cyanidation	(13,734,743.55)	(13,734,743.55)
Flotation	0.00	0.00
Thickening	(4,915,929.85)	(4,915,929.85)
Reagents	(3,204,650.75)	(3,204,650.75)
Grinding	0.00	0.00
Carbon-In-Leach	(3,984,377.00)	(3,984,377.00)
Elution & Regeneration	(624,020.43)	(624,020.43)
Electrowinning & Smelting	(1,813,995.54)	(1,813,995.54)
Cyanide Destruction	(252,370.83)	(252,370.83)
Arsenic Storage	0.00	0.00
Tailings Disposal & Water Recovery	(5,147,300.48)	(5,147,300.48)
Vehicles & Mobile Equipment	(603,192.74)	(603,192.74)
Total Direct Costs	(107,468,970.22)	(87,120,594.26)
EPCM	(21,065,326.53)	(18,013,070.14)
Owners Costs	(5,373,448.51)	(4,356,029.71)
Total Indirect Costs	(26,438,775.04)	(22,369,099.85)
TOTAL NET COST	(133,907,745.26)	(109,489,694.12)
Source: K’ Enyuka 2011

The operating costs for the two plants are USD15.05pt for the BRMA plant and USD13.83pt for the BZMA plant: The cost of re-establishing the BRMA plant at BZMA is estimated to be approximately USD66m.

17.2	Small Modular Processing Plants

As an alternative to the large conventional plants discussed in Section 17.1, a small modular plant configuration was interrogated for the PEA. SMS obtained quotations for 30,000tpm modular plants and reviewed the capital and operational costs in comparison to the large conventional plant design. The independent review was presented in a document entitled “Buckreef Gold Project, Tanzania – Mining Study for the PEA” (SMS-058-12, March 2012).

The design parameters of the modular plants are presented in

Table 26. Each modular plant is a self-contained unit comprising a 30,000tpm crushing/milling, CIL and electrowinning module. The initial plant at BRMA would require five such modules at an individual cost of USD20m each. The site preparation would be approximately USD0.5m per unit and the cost of relocation to BZMA would be USD1.0m per unit.

Table 26: Small Modular Plant Design and Operational Parameters

PARAMETER	UNIT
General
Unit throughput	tpm	30,000
Civil work and concrete foundations	USD/unit	500,000
Relocation of unit including new site civil costs	USD/unit	1,000,000
Throughput	tpa	360,000
Throughput	tpd	1,029
Operating days	days	350
Approximate ore feed grade	g/t Au	1.50
Recovery grade	g/t Au	1.35
Ore Characteristics
Abrasion index		0.5
Bond ball mill	kWhr/t	11.0
Ore density		2.7

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

PARAMETER	UNIT
Ore bulk density	t/m3	1.6
Ore moisture content	%	4.0
Crushing
Operating days per year	days	250
Operating days per week	days	5.0
Operating hours per day	hrs	16.0
Throughput	t/hr	90.0
Throughput	tpd	1,440
Throughput range	t/hr	30 to 60
Milling
Operating days per year	days	350
Scheduled time	hr/d	22.0
Utilisation	%	92.0
Throughput	t/day	1,029
Ball mill re-circulating load	%	315
Ball mill feed size	mm	4.0
Ball mill product size	%<75 micron	70.0
CIL
Recovery	%	93.0
Residue grade	g/t Au	0.15
Au recovered	g/day	1,388.6
Electrowinning
Recovery	%	93.0
Loaded carbon grade	g/t Au	1,500
Spent carbon grade	g/t Au	100.00
Au produced	kg	1.30
Smelt
Temperature	Degrees C	1,200
Bullion grade	% Au	80.0
Source: SMS 2012

The SMS review of the modular plant quotations highlighted the following issues:-

•	the total capital requirement for the small modular BRMA plant would be USD129.0m and USD125.0m for the BZMA. The capex for the large plant is USD134.0m for BRMA and USD110.0m for BZMA;

•
the installed power requirement per 30,000tpm module is 1.9MW, which equates to approximately 10MW for the BRMA plant alone. The installed power requirement of the large conventional BRMA plant was estimated by K’Enyuka at 5.5MW and the conclusion is that the modular plants will consume a similar, if not greater quantity of power than the large plant;

•	the equipment capital for the five modular plants for BRMA is USD100.0m compared to the equipment capital of USD78.7m (installed equipment cost only) for the large plant;

•
non-equipment based costs such as site establishment, buildings, reagents, spares were not included in the modular plant quotation and would have to be applied to the modular plant cost in order to compare directly with the large plant design costs;

•	the EPCM for the modular plants was assumed for the purposes of the PEA, to be USD42.0m, which is approximately the large plant EPCM for the BRMA and BZMA plants;

•
the bunding and containment costs for five trains of CIL tanks are significant particularly with the cost of cement in Africa. The relocation cost of USD5. 0m for the modular plants would be considerably less than the USD66.0m required to relocate large plant;

•	the modular plants would require a greater number of spares;

•	the labour requirement to operate and maintain the modular equipment would be greater than the large plant; and

•	more metallurgical control samples would be required for the modular units compared to the large plant.

The technical and economic review of the modular plant option suggests that the small capital savings gained in the modular plant option Case 2 is off-set by higher power, labour, reagent and maintenance costs. The option could be further developed and optimised in the PFS, possibly investigating plants at 45,000tpm or 75,000tpm capacity.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

17.3	Alternative Processing

The SMS metallurgical consultants suggested the following alternative process plant components that could improve the Project economics and efficiencies and which should be interrogated in the PFS:-

•
n Australian non-profit industrial company has released research that indicates that crushing and grinding consumes over 50% of total mine site energy uses and offers alternative comminution strategies that provide power and cost savings. The possible comminution improvements should be interrogated in the PFS;

•	he use of skid mounted comminution units (jaw crusher/cone crusher) should be considered. These units cost approximately USD400,000 and require no civil engineering site preparation, and feeders;

•
lternatively, the use of skid mounted Vertical Shaft Impactors or High Pressure Grinding Rolls should be investigated as these units require significantly lower power input, and also tend to break material at the natural grain boundaries, which liberates mineralisation at the coarsest possible size and opens up the possibility of coarse gangue rejection; and

•	f the liberation is too fine for this option, RoM single stage milling can be considered, reducing total power and capital requirements.

17.4	Heap Leach

The possibility of utilising heap leach technology on the BRMA and BZMA materials was investigated. Based on the metallurgical testwork, heap leaching is not recommended for the following reasons:-

•	heap leach of milled ore is not feasible and the RoM material would require agglomeration using lime and cement, thereby increasing operating expenses;

•	the sulphide component of the ore is unlikely to be amenable to heap leach and the recovery of gold would be adversely affected;

•
he oxide component of the deposits, which would be heap leach amenable, contains significant quantities of clay, which creates channelling and coating of the particles, rendering them impervious to cyanide leaching. If the RoM material has been milled to -75μm, better recoveries could be obtained through conventional CIL. The time to required to cashflow for heap leach gold is typically 120+ days and as such the economics of the project would be severely affected unless there were significant capital or operating savings associated with this option.

18	PROJECT INFRASTRUCTURE (NI 18)

18.1	Potable Water, Mine Dewatering and Environmental Mine Water Balance

Currently, there is a single dam and a single water borehole at BRMA. A study was conducted in December 2007 to identify suitable sites for another dam dedicated to the supply of water to the BRMA and 11 potential dam sites were identified. The suitability of these sites will be investigated in the regional hydrological study planned for the PFS.

The historic mine at Buckreef required mine dewatering whilst it was in operation from 1982 to 1990. The mine dewatering is estimated to have been 750m3pd, although some estimates range between 900m3pd and 1,400m3pd. Until these figures can be verified, the upper limit of 1,400m3pd will be used for the PEA. As the mine depth increases, dewatering is expected to increase to the point at which a steady state is reached between pumping rates and groundwater inflow rates.

The water supply options reviewed indicated the following potential sources of supply, which were used as input parameters to compile a preliminary environmental mine water balance for the proposed BRMA and BZMA:-

•	mine dewatering; which for the PEA was estimated at 750m3pd as an unverified and therefore conservative estimate;

•
groundwater; a potential estimate range from a minimum of 3,000m3pd to 3,600m3pd to a maximum of 7,600m3pd, largely from the Buziba Prospect drillholes. The groundwater supply must still be proven by specific hydrocensus studies; and

•	Buckreef mine dam; a potential supply of 1,000m3pd to a maximum of 1,500m3pd

The environmental water balance is considered conservative for PEA study purposes and provides the daily average steady-state flows between components which are positive (inflow) and those that are negative (outflow). No credit is given to the water balance for storm water from the storm water containment dams or from fissure water inflow. A sewage plant would be installed at the office complex and change house and discharge water from these can be re-used.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

18.2	Electricity

The preliminary power supply options and costs to the Buckreef Project are discussed in Section 16.8.1.

The TanEsco national power grid could potentially supply the proposed operations at BRMA and BZMA but given that the closest junction point is located 50km from BRMA, the residual impacts and implications of electricity distribution over this distance could be significant. Furthermore, the availability and reliability of supply, the connection and infrastructure costs, as well as ongoing tariffs have to be determined.

Power supply by both national grid and diesel generator has been investigated in the options for the PEA, but the logistical implications and costs of adequate diesel supply are considerable. The possibility exists that the diesel generated power can be supplemented by the associated use of solar energy.

The exploration camp at Buckreef is currently equipped with an electrical power generator unit.

18.3	Sewage

Domestic sewage will be treated onsite as the mining areas are remote and it is likely that access for vehicles to empty septic tanks may difficult and costly. Onsite sewerage treatment and disposal is carries the inherent risk of potential for ground water and surface water pollution and contamination exists. Acceptable sewage system design and maintenance, as well as careful placement and monitoring of the system generally lowers this risk to manageable levels.

18.4	Accommodation

At the PEA stage of the Project assessment, decisions regarding accommodation for staff have not been taken. In the event that mine employees will be housed outside of the proposed mining development areas, transport options for employees to the mine will also have to be considered. Both onsite and offsite housing options have implications on the receiving natural and socio-economic environment, and this aspect poses a risk to the project, as the potential impact cannot be assessed due to lack of information.

18.5	Storm Water Management

The Tanzanian National Water Act, 1974 and Amendment No 1 of 1999, as well as the Water Resources Management Act, 2009 and the National Water Policy, 2002 requires that storm water be managed onsite in order to prevent contamination of water resources.

A Storm Water Management plan will have to be completed for each of the Project sites during subsequent phases of the Project, to ensure that:-

•	water resources are protected from pollution;

•	hat erosion does not pose a risk to the receiving environment; and

•	that storm water run-off across the project sites is managed in accordance with the applicable environmental legal requirements.

The legal requirements associated with storm water management at the proposed project sites is briefly discussed in Section 3.2.5 and 4.4.4, as well as in the Specialist Water Study completed for the Project.

18.6	Tailings Disposal Facility

The design and costings of the TDF for the Buckreef Project were undertaken by Epoch and the results of the study were reported in a document entitled “Tanzanian royalty Exploration Corporation Buckreef Project Tailings Disposal Facility Preliminary Economic assessment” (Epoch 2012).

The conceptual designs of the TDFs each comprise a tailings dam, which will store the tailings, a Storm Water Dam (SWD), which will capture excess storm water runoff from the tailings dam in the event of a 1:200 year storm event; and associated secondary infrastructure, including access roads and storm water diversion structures.

For the purposes of the PEA the main TDF design criteria and assumptions involved the following issues and the design parameters summarised in Table 27:-

•	the potential to produce acid run-off and drainage;

•	the potential to leach heavy metals, especially arsenic, which has significance as the incorporation of a synthetic liner in the TDF design changes the capital cost of the TDFs dramatically; and

•
he suitability and provision of the overburden from the open pit for use as construction material for the TDF walls. The PEA assumed that the overburden is suitable for wall construction and that the material can be provided free of charge.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

A number of potential sites for the location of the TDFs in the BRMA and BZMA were assessed within and around the mining license boundaries, according to the volumetric storage capacity, the TDF wall volume, the TDF footprint area and the distance to the proposed open pits and process plant locations.

Two potential TDF sites were identified for each of the BRMA and BZMA as illustrated in Figure 3 and the preferred options are located beyond the existing Mining Right boundaries. The single TDF for Case 2, which is the centrally located plant, was not redesigned but assumed to be the cumulative total of the BRMA and BZMA TDFs.

Table 27 : PEA Design Criteria for the TDF

DESIGN CRITERIA	BRMA	BZMA
Life of facility (years)	5.0	7.0
Tailings deposition rate (tonnes per annum tpa)	1,800,000	3,600,000
Total tailings tonnage (t)	8,178,485	23,602,470
Tailings Specific Gravity (average)	2.9	2.8
Tailings Grading (% passing 75µ)	80	80
In situ Dry Density (t/m3)*	1.45	1.4
TOTAL Tailings Volume (m3)	640,334	16,858,907
Source: Epoch 2012

The tailings dams comprise a compacted earth embankment wall made of compacted excess overburden from the open pits, a curtain drain located in the dam wall, a solution trench situated at the base of the downstream face of the dam wall, a slurry delivery and deposition pipeline; and a floating barge with a submersible pump and floating access walkway. The tailings dam wall is constructed in two phases to reduce the overall capital cost. The first phase is completed prior to the commissioning of the process plant, whilst the second phase is constructed during the operational phase of the project.

The storm water dams comprise compacted earth embankment walls constructed from approved borrow material, curtain drains located in the dam wall, a floating barge with a submersible pump and floating access walkway; and an emergency spillway.

Two design scenarios were investigated in the PEA, one an unlined TDF where the tailings are not acid generating and the arsenic content is insufficient to require lining the TDF, and the second, a lined scenario where the tailings is acid generating and the arsenic is of sufficient concentration to warrant lining the TDF with a synthetic liner. The conceptual liner system comprises a base layer of 1.5mm High Density Polyethyline (HDPE) liner, an intermediate layer of 0.5mm Hi-Drain, which acts as a leakage detection layer; and a second layer of 1.5mm HDPE liner. The incorporation of a synthetic liner in the design has a significant impact on the capital cost as indicated in Table 28:-

Table 28 : Capital Costs of the TDF

PROJECT ASPECT	COSTS WITH LINER (USD)	COSTS WITHOUT LINER (USD)
Capital costs - BRMA	(33.0m)	(6.40m)
Capital costs - BZMA	(63.0m)	(11.49m)
Source: Epoch 2012 Note: Costs excluding floating barges

The results of initial As leachate tests conducted by Ages for the PEA (Section 20.2.4) indicated that As is below detection in the old TDF material and in the groundwater. Consequently, the unlined TDF option was chosen for the PEA, with capital allowances for monitoring borehole drilling and sampling analyses allowance in the TDF opex. Approximately six monitoring boreholes, three upstream and three downstream of the TDF, are recommended at a cost of USD20,000 per drillhole.

19	MARKET STUDIES AND CONTRACTS (NI 19)

A detailed discussion of the global gold market, supply and demand trends as well as pricing and market outlook is presented in Appendix 3. The material agreements and contracts applicable to the Buckreef Project are presented in Section 4.3.

20	ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL IMPACT (NI 20)

The Buckreef Project is primarily an undeveloped exploration project, although the project area includes the defunct Buckreef Mine area that was exploited by Stamico until the mine closed in 1994. The historic mine site will ultimately form part of the future operation developed within the Buckreef Prospect.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The area contained within the exploration and mining permits permits is subject to intensive artisanal mining of a regulated and unregulated nature. Regulated small-scale mining is undertaken within Primary Mining Licenses (PML) that are limited to a size of 10ha and available to Tanzanian nationals. Unregulated miners are more transient by nature and engage in shallow shaft sinking and the use of metal detectors to identify surface gold. The environmental impacts of these activities will require rehabilitation.

Historic Scoping Studies by URS (Australia) and Lorax/MTL Consulting (a Canadian/Tanzanian partnership) included extensive work towards an EIA for the Buckreef and Buziba Prospects. The outstanding requirement to complete the EIA is the hydro-geological assessment. Similarly, a Social Impact Assessment (SIA) was undertaken by Social Sustainability Services Ltd of Australia and the University of Dar es Salaam in 2006. The assessment identified the footprint area that would result in resettlement of affected families at project development stage.

Fortunately, Iamgold maintained high standards of environmental management and reclamation. Surface damage was fully compensated in line with government requirements under the Lands Act of 1998 (Iamgold 2009). A total of 2,702 drillpads were rehabilitated with photographic records. All the hand dug access tracks and drill lines were re-planted by the farmers with crops and natural vegetation. There will be a requirement for tree planting in the near future as per the Forest Department requirement if exploration activities are undertaken in forest reserves.

As part of the 2012 PEA, AGES was appointed to conduct a Preliminary Environmental Assessment (PEnA) for the Buckreef Project and the results were reported in a document entitled “Preliminary Environmental Assessment: Tanzanian Royalty Exploration Corporation’s Buckreef Project, Victoria Goldfields, Tanzania” (AGES 2011). The purpose of the study was to assess the potential implications of the Project activities and infrastructure, to identify and quantify possible environmental risks and to determine applicable legal and permitting requirements of the Project. The PEA assessment is specifically designed to inform the PFS from an environmental management perspective.

The PEnA for the Buckreef Project PEA has comprised a desktop study based on numerous studies completed in the area, as summarised in Table 29:-

Table 29 : Source Documentation for the PEnA

AUTHOR	DATE	TITLE
Ali Sahami (Lorax Environmental)	05 March 2008	Buckreef EIA Trip Memorandum
Aqua Terra	04 August 2006	Summary Groundwater Report Aqua Terra (052a)
Cynthia Bluteau	20 December 2007	Proposed Hydro Stations Memorandum
Ministry of Water	22 July 2005	MW BZ Water bore Analysis (Nov05)
Peter Sheeham	25 January 2008	Letter Accompanying Environ Samples to Canada
Rolax Environmental	01 June 2008	Buckreef-Busolwa Geochemical Report Draft
Rolax Environmental	01 June 2008	Buckreef-Busolwa Geochemical Report Draft
Rolax Environmental	01 January 2009	Buckreef-Busolwa Baseline Water and Sediment Quality
Rolax Environmental		App-1 Hydrology
Rolax Environmental		App-2 Weather Sation
Sharon Blackmore	20 December 2008	EIA Memorandum for Proposed Field Visit
URS Australia (Pty) Ltd	07 July 2005	Proposal for Buckreef Environmental Scoping Study
URS Australia (Pty) Ltd	16 July 2005	Summary of Preliminary Findings-Buckreef Environmental Scoping Study
URS Australia (Pty) Ltd	03 May 2006	Buckreef–Busolwa Environmental Survey
URS Australia (Pty) Ltd	19 May 2006	ARD Buckreef (P001-A)
Venmyn (F Harper)	03 June 2011	National Instrument 43-101 Technical Report

The infrastructure and services requirements considered in PEnA were based on the Base Case 1, which included the following aspects:-

•	a number of open pits with access ramps, ore stockpiles and waste dumps;

•	processing plant facilities at both BRMA and BZMA;

•
two TDFs, one each at BRMA and BZMA. Each facility will include a tailings dam to store the tailings arising from the processing plant, as well as a storm water dam, to capture excess storm water runoff from the tailings dam in the event of a 1:200 year storm event. The tailings dam and storm water dam will each comprise a compacted earth embankment wall with a curtain drain; and a floating barge pump system which shall pump water back to the process plant. In addition, each TDF will include associated secondary infrastructure such as access roads and storm water diversion structures;

•
haul roads from Bingwa and Tembo to Buckreef, as well as a haul road between BRMA and BZMA must be constructed or upgraded. The final route will be selected following the results of the wetland and ecological specialist studies for the PFS; The scope of work for wetland and stream crossings was included in the PEnA;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•
currently, there is a single dam and a single borehole at BRMA. A hydrological study was conducted in 2007 that identified 11 potential new dam sites and the suitability of these sites will be investigated in the regional hydrological study planned for the PFS;

•	the preliminary power supply option selected for the PEA is by diesel generator and the logistical implications and costs of adequate diesel supply are considerable;

•
domestic sewage will be treated onsite as the mining areas are remote and it is likely that access for vehicles to empty septic tanks may difficult and costly. Onsite sewerage treatment and disposal is carries the inherent risk of potential for ground water and surface water pollution and contamination. Acceptable sewage system design and maintenance, as well as careful placement and monitoring of the system generally lowers this risk to manageable levels;

•
no definitive plan for housing has been made for the purposes of the PEA and both onsite and offsite housing options have inherent risks as well as implications for the natural and socio-economic environment; and

•	a storm water management plan will have to be completed for each site.

20.1	Statutory Framework and Legal Requirements

A number of regulatory requirements exist at international, national, provincial and local levels, to which the proposed Project have to comply.

20.1.1	Administrative Structure and Legislative Requirements

As a member of the Southern African Development Community (SADC) the United Republic of Tanzania is committed to environmental management standards prescribed by the organisation. A the key objective of SADC is to: “achieve sustainable utilisation of natural resources and effective protection of the environment”. The environmental legislation in Tanzania was developed in accordance with this objective.

The Tanzanian constitution provides for central government and local government administration. The environmental management structure is headed by the Vice State President, through the Minister and Ministry of Environment. The Ministry of Environment includes the National Environmental Management Council headed by the Director General. The National Environmental Management Council supervises a series of Directorates at regional, municipal and local levels.

20.1.2	Policy and Regulatory Framework

The management of environmental and social issues in Tanzania is well defined and regulated through the National Constitution, National Environment Policy, The National Environmental Management Act, the Land Policy and Land Acts as well as supporting local laws and by-laws. The environmental Acts and regulations which are relevant to the Project are summarised Table 30. Additional legislative requirements may be relevant to the proposed development, but identification and interpretation of these will be considered in further detail in the PFS, for which an independent legal opinion is being prepared.

20.1.3	Environmental Authorisation

All environmental issues in Tanzania are regulated and controlled by the Minister for the Environment. The Minister oversees the Department of Environment (DoE), which is the authority responsible for the issuing environmental certificates, based on the advice received from a Technical Review Committee. The proposed Buckreef Project will require an EIA to be conducted in accordance with the provisions of the Environmental Management Act (Table 30), including the fact that the EIA is to be conducted by experts registered by the department.

Table 30 : Environmental Policy and Legislation Applicable to The Buckreef Project

ACT OR POLICY	PROVISION OF THE LEGISLATION
The Environmental Management Act, No 20 of 2004	The Act provides the legal and regulatory framework for implementation of the National Environmental Policy
The National Environmental Policy, 1997;	Provides for sustainable management of the environment and provides a framework for protection of the environment by considering environmental and social aspects in mainstream decision-making
Environmental Impact Assessment and Audit Regulations, No 349 of 2005	The Environmental Impact Assessment (EIA) and Audit Regulations (No 349 of 2005) provide for the requirements and procedures for undertaking EIAs for different types of projects
The Land Act, No 6 of 1999,	The Land Act promotes the fundamentals of the National Land Policy by clearly classifying land

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

ACT OR POLICY	PROVISION OF THE LEGISLATION
National Land Policy, 1997
tenure, land administration procedures, rights of occupancy and interest, leases of land and related matters. Of particular interest are the two categories of the right of occupancy of land of citizens and non-citizens, and the three categories into which Tanzanian land has been classified (Reserved Land, Village Land and General Land). All land in Tanzania is public land vested in the President as trustee on behalf of the citizens of Tanzania

The Land Use Planning Act, No 6 of 2006
The Forest Act, No 14 of 2002
The Forest Policy presents directives which apply to forest land management, forest-based industries and products, ecosystem conservation and management and institutions and human resources. The policy requires that and EIA be conducted for all projects changing the use of forest land or which may cause damage to a forest environment

The National Forest Policy, 1996	The Forest Act enforces the Forest Policy, and additionally delineates the Tanzanian Forest types and assigns responsibility for their management
The Wildlife Act, No 5 of 2009
The Wildlife Act protects wildlife and wildlife habitat, regulates development activities, conserves viable populations of flora and fauna species, mitigates human-wildlife conflicts, and enforces the EIA Process for developments proposed in protected areas in order to minimise negative environmental impacts

The Tanzania Wildlife Policy, 1998
The wildlife Policy aims to involve a broader section of society in wildlife protection, utilization, management and development of protected areas, in order to promote sustainable utilization of wildlife resources.

The National Water Act, 1974 and Amendment No 1 of 1999
The Water Act aims to ensure water use without conflicts and without pollution by the effective management and protection of water resources. The Act places a regime of water rights which govern access to water use, and stipulate pollution control standards

The National Water Policy, 2002	The Water Policy, 2002, addresses the proper use, conservation and protection of water resources for human consumption and the environment
Water Resources Management Act, 2009
The Water Resources Management Act, 2009, provides the framework for sustainable management and development of water resources in Tanzania, by prescribing principles for water resource management, prevention and control of water pollution, and stakeholder participation in the implementation of the Water Policy

The Road Act, No 13 of 2007	The Road Act governs all activities pertaining to road construction, development and upgrades, and sets out different categories of roads, road reserve areas and utilisation
The Transport Policy, 2003	The Transport Policy aims to enhance transport while promoting environmental protection by addressing issues of pollution and safety
The Occupational Health and Safety Act, No 5 of 2003
The Act provides for the safety, health and welfare of people at work and the protection of persons against health and safety hazards in connection with people at work. The Act specifically requires the employer to ensure the safety of workers by providing, for example, safety gear (PPE) and regular medical examinations at the workplace

The Mining Act, No 14 of 2010	The Mining Act is the principal legislation relating to the management of mining activities in Tanzania
The National Mining Policy, 1997
The mining policy regulates all activities involving extraction from the ground, including minerals and construction materials. The policy promotes private sector led mineral development, and enforces the role of government in regulation, promotion and facilitation of mining activities

The Explosives Act, No 56 of 1963	The Explosives Act requires all parties who wish to use explosives to hold an explosive licence
     Source: AGES 2012

The Environmental Management Act requires that an Environmental Impact Statement describing the Scope of an EIA, is approved by the department. The statement is agreed upon in consultation and addresses prescribed issues, the persons to be consulted as part of the process, as well as the preferred approach to data collection and interpretation for the EIA. If the Environment Impact Statement is approved by the Minister, an Environment Impact Assessment Certificate is issued and the EIA can proceed.

Section 43 (1) of the Water Resources Management Act (Act 11 of 2009) requires a Water Use Permit for the diversion, damming, storage, abstraction or use of water from surface or underground water resources, which will be required by the Project. Authorisations under the Mining Act will also be required and these authorisation processes can possibly be undertaken simultaneously.

An EIA on the proposed mining operations will be required and must be prepared by independent, international standing experts approved by the Government of Tanzania.

20.2	Project Baseline Description

The purpose of an environmental baseline is to establish the existing environmental conditions at the project site and to assess how the area may be affected by the development of the mine and infrastructure. The identification of potential risks forms part of the baseline study.

The baseline environmental descriptions for BRMA and BZMA were sourced from desktop studies, aerial photographs and historic assessments conducted historically in the region. The information contained in this desktop study is subject to verification once the specialist studies being undertaken are complete. Specialist inputs that were used in the compilation of the baseline study include:

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•
Ecological Concept Study and Sensitivity assessment for the proposed Tanzanian Royalty Exploration Corporation (TRX) Buckreef Project in the Geita District, Mwanza Province, Tanzania. Compiled by Dr BJ Henning, AGES. December 2011.

•	Buckreef Gold Mines: Pre-Economic Assessment – Water Baseline Study. Groundwater Specialist Study. Compiled by RN Hansen, AGES. December 2011.

•	Pre-Economic Assessment: Buckreef and Buziba Gold Mines – Preliminary Wetland Assessment. Compiled by H Gildenhuys, AGES, December 2011.

•	Heritage Concept Study / Sensitivity Analysis – Tanzanian Royalty Exploration Corporation: Buckreef Gold Project, Geita District, Mwanza Province, Tanzania. Compiled by N Kruger, AGES, December 2011.

•
Preliminary Economic Assessment (PEA) for the Tanzanian Royalty Exploration Corporation (TRX) Buckreef Gold Project – Summary Report for the Human Health Risk Identification and Screening Level Assessment. Memorandum Compiled by N Potgieter, Envirosim Consulting, December 2011.

•	Methodology in respect of the Environmental-Legal Services to be provided with regard to the Buckreef Gold Mine Redevelopment Project. Compiled by Cameron Cross Attorneys, 14 December 2011.

The baseline information for the Buckreef Project in terms of climate, topography and vegetation is presented in Section 5.2. A preliminary groundwater supply review and environmental water balance was compiled and is reported in Section 18.1.

20.2.1	Surface Water

The topography of the Buckreef project area can generally be described as flat with an average slope of ~1%. Flowing surface water is scarce, even in the rainy season, but wetlands developed in river beds and drainage channels are common, especially where the topography flattens towards the southwest of the BRMA. Streams reportedly respond quickly to rainfall events and may therefore, show low infiltration coefficients. The principal river draining the project area is the Nyikonga River. The Nyamazuvu River is a small stream to the west of the BRMA, which was used historically as a fresh water supply for the Buckreef process plant. Another important drainage channel is that of the Nyaruyeye River, which forms a confluence with the Nyikonga approximately 10km to the east of Buckreef mine.

Site clearing during the construction period could cause siltation of surface water resources and suitable positioning of stockpiles and the implementation of storm water management plans should be implemented to mitigate this potential impact. Surface water will have to be managed in accordance with legislative requirements, including the provisions of the Water Resources Management Act of 2009.

The storm water management plan for the Project should make provision for the diversion of upstream clean runoff around the mine workings and auxiliary infrastructure and containment of the onsite storm water for a 1:50 year event for at least 24 hours. No development of large-scale infra-structure should be done below the 1:50 year flood lines. Storm water could also prove to be a valuable water resource and can be effectively used to decrease water use from water sources and thus could potentially decrease costs

20.2.2	Ground Water

As far as can be ascertained for the PEA, no groundwater abstraction schemes exist in the Project area and surface water forms the sole source of water to the rural communities. The underlying geology contains deep structures in the BRMA, which extend to 400m depths and could contain groundwater.

Pump tests on 79m deep drillholes drilled for potential groundwater sources showed transmissivities between 10m2pd to 20m2pd, relatively low groundwater yields (0.24l/s to 4 l/s, with an average of 2.1 l/s) and a groundwater level depths between 0.4metres below ground level (mbgl) and 17.2mbgl, with an average of average of 6.34mbgl. The shallow groundwater levels suggest that only shallow structures and perhaps the unconfined aquifers were intersected.

20.2.3	Geohydrological Environment

The chemistry of the natural groundwater and to a certain extent that of the surface water, is determined by the chemistry of the weathering of the lithologies in the area. Arsenic (As), associated with the ore in the BRMA and BZMA, is considered a hazardous substance and represents a potential environmental risk. Additionally, the tailings material has the potential to produce acid rock drainage which could be mitigated by lining the TDF so that acid leachate is prevented from entering the larger

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

environment and metals, such as As, are contained within the mining system. Treatment of the process water may also prove necessary. The mine void at Buckreef is currently flooded and will have to be dewatered prior to mining. Due to the shallow depth of groundwater in the project area, the mine pit will have to be dewatered throughout the LoM.

In order to assess the degree of As contamination and an initial hydrosensus and TDF sampling programme was undertaken by Ages for the PEA. The results of the study were reported in a document entitled “Interpretation of Toxicity Characteristic Leaching Procedure and Acid Base Accounting Analysis on a Composite Sample from the Old Tailings Dam at Buckreef gold mine, Tanzania” (Ages March 2012, AS-PP-2012-04-19)

The location of the hydrosensus sample sites is presented in Figure 27 and the results were reported as a geochemical baseline assessment summarised in Table 31. Two surface water samples were also analysed, as a verification of surface water baseline studies already completed by Iamgold (2009).

Table 31 : Summary of the Groundwater Analyses for the BRMA Hydrosensus

SAMPLE	AVERAGE (mg/l)	STANDARD DEVIATION	MAXIMUM (mg/l)	MINIMUM (mg/l)
pH	6.5	0.6	7.2	5.2
EC (mS/m)	32.9	27.0	78.0	5.6
Alkalinity	148.2	147.6	417.0	6.3
Cl	14.2	13.6	36.5	0.1
SO4	4.5	9.6	32.2	0.0
F	0.2	0.2	0.5	0.0
PO4	0.1	0.1	0.5	0.0
NO3	9.6	15.7	62.0	0.5
SiO2	15.8	14.3	48.2	2.1
HCO3	148.1	147.6	417.0	6.3
Ca	32.5	32.2	101.0	0.6
Mg	13.4	14.9	39.2	1.0
Na	16.4	7.9	34.2	5.8
K	1.1	0.8	2.7	0.3
Fe	0.1	0.1	0.4	0.0
Source: Ages 2102

The study indicated that the groundwater is mostly in pristine condition, although slightly elevated NO3 concentrations point to a possible agricultural influence. Of the heavy metals analysed, As, Se, Sb, Hg, Cd, Cr, Pb, Ni, Ag and Co are all below detection limits in the BRMA groundwater, which implies that after the commencement of mining, the detection of any of these elements will indicate the development of a contamination plume. All other groundwater samples show concentrations below World Health Organisation and Tanzanian regulatory guideline values drinking water standards.

The potential ingress of surface water must be assessed and the severity will depend on distance of the mining pits relative to the streams in the area. The streams are small, but the clay-rich soils and lateritic deposits in the area result in high run-off and streams respond rapidly to rainfall events. Storm water dams will be required to absorb a 1:50 year flood for at least 24 hours. South African legislation allows for discharge due to floods greater than 1:50 years, as dilution is expected to be sufficient as not to present contamination issues. Tanzanian legislation with respect to this issue must be verified. Post-closure mine pit flooding is a possibility and will be further assessed in the PFS.

20.2.4	Toxicity and Leachability Testing of Buckreef TDF Material

The Buckreef shear-hosted gold deposit contains sulphide minerals, predominantly pyrite and arsenopyrite. The sulphides are not extracted in the gold concentration process and are deposited on mine residue deposits, such as TDFs and mine waste rock dumps.

The sulphides are unstable in the presence of oxygen and have the potential to produce a leachate with high acidity, As, Fe and SO4 together with other heavy metals. As a preliminary assessment of the leachability of specifically tailings material from Buckreef mine, a sample composed of four tailings surface samples of the old TDF was submitted for toxicity leaching procedure (TCLP) and acid base accounting (ABA) analysis. Mineralogical as well as major and trace element analysis was also undertaken and the results presented in Ages March 2012 (AS-PP-2012-04-19).

The mineralogical composition of the composite TDF samples as determined by X-ray diffraction is approximately as follows:-

•	quartz (SiO2) content >50%;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•	plagioclase (NaAlSi3O8) content 10% to 20%

•	dolomite (CaMgCO3)2 content 3% to 10%;

•	pyrite (FeS2) content 3% to 10%; and

•	gypsum (CaSO4.2H2O).

The presence of both pyrite suggests that acid conditions may be formed by the oxidation of pyrite, but that the formed acidity may be buffered by the dissolution of dolomite, dependent upon the mechanism by which pyrite is oxidised. Pyrite can be oxidised by oxygen and ferric iron, in the presence of bacteria. If only the first mechanism is active, the acidity created has a 1:1 molar relationship. However, this is rarely the case in TDFs and a significant amount of pyrite can be oxidised by ferric iron. When this occurs, the ratio of acidity to buffer capacity is 16:1, implying that a 1:1 molar relationship of dolomite to pyrite will not be sufficient to buffer acidity.

The whole-rock X-ray fluorescence (XRF) analysis of the TDF sample shows that the tailings composition generally is representative of the underlying geology.

Of particular note is that As concentration is under the detection limit. The composite sample comprises four surface samples from the TDF, so although the lack of As in the samples is positive, the absence of As may be ascribed to leaching rather than absence in the tailings material as a whole. The lack of As contamination in the groundwater tests to date and the below detection values in the old tailings material, permitted the PEA assumption that the TDF will be unlined. Further detailed testwork of actual new tailings material, will be conducted for the PFS in order to verify the current findings and confirm the lack of necessity for a lined TDF.

The toxicity leaching procedure (TCLP) indicates that Fe, Na and Mn occur in concentrations above regulatory guidelines and may be in leachable form. This will have to be assessed in future studies. The Acid Base Accounting (ABA) analysis proved non-definitive and the possibility exists that the TDF will be acid producing.

20.2.5	Land Uses and Land Capability

The Project area is situated within the densely populated, Lake Victoria Goldfields that have been heavily modified by human activity, in particular subsistence farming and tree clearing for agriculture and charcoal production. The district of Mwanza is the second most densely populated region in mainland Tanzania. The town of Geita has the largest district population but the largest surface area of the region, making it one of the least densely populated districts with approximately 105 people per square kilometre. Geita is a target area for migration and the population is steadily increasing and expected to continue due to further development projects in the region.

Aerial photographs of the Project area specifically demonstrate the presence of scattered homesteads and grouped structures associated with the artisanal mining occurring in the area. Tanzanian legislation addresses the issue of artisanal mining practices and several policies exist which aim to regularise artisanal mining. Implementation of the policies however, has proven problematic due to lack of governmental coordination, ignorance on the part of the small-scale miners and lack of capacity of the miners to follow the policies.

The district Wards closest to the proposed Project include Kaseme, Lwamgasa, and Nyarugusu and the towns/villages most likely to be affected by the Buckreef Project include: Mnekezi and Nyamalulu; Ilangasika, Buziba, Kilombero II, Kilombero I, Lwamgasa, Buziba Migratory and Lwamgasa Migratory; Busolwa “B”, and Mwabageni Hamlet in Nyarugusu Village.

The Rwamagaza Forest Reserve is located south of the proposed Project area and the roads linking BRMA and BZMA border the reserve in places. The forest is approximately 450km2 in extent, with no fencing or access control and the wildlife inhabiting the forest reserve is unknown or monitored.

The area surrounding the Rwamagaza Forest Reserve has been heavily deforested in the past due to agricultural and mining activities, and the forest is therefore assumed to be under threat.

Land use compatibility plays a major role in the development of new mining projects. The fact that the mining industry is already established within the region, formally at the Geita Mine and informally through the artisanal and small-scale mining sector, indicates that the Project will be in keeping with the expectations of the local population, reducing the risk of opposition to the proposed Project. The mining and infrastructure sites are unlikely to be suitable for economically viable agricultural activities, and the implementation of the Buckreef Project is likely to signify that the land will generate more socio-economic benefit than it does in its current state or through agricultural production.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

20.2.6	Biodiversity

The Project area falls within the Central Zambezian Miombo Woodlands Eco-region which dominates the western third of Tanzania and most of its border along Lake Tanganyika. The eco-region is one of the largest in Africa, extending from Angola to the Southern Shores of Lake Victoria. Although all of the typical miombo flora is represented in the eco-region, the central Zambezian Miombo woodlands has a higher degree of floral richness and a higher number of evergreen trees than elsewhere in the miombo biome. The harsh dry season, long droughts, and poor soils are ameliorated by the numerous wetlands spread throughout the eco-region, covering 30% of the region’s total area. The miombo woodlands are prone to fire due to natural (strongly seasonal precipitation, thundershowers) and anthropogenic processes (burning to clear land for cultivation).

Approximately 240 ‘Higher, Threatened Plant Species’ (where Higher refers to native vascular plant species) were reported in Tanzania by the World Bank in 2008. Threatened species are those classified by the International Union for the Conservation of Nature (IUCN) as endangered, vulnerable, rare, indeterminate, out of danger, or insufficiently known.

The Central Zambezian Miombo Woodland eco-region contains a range of different animals in pristine parts and the bird life is rich. In more degraded areas such as the Buckreef Project site, where agriculture and small-scale mining have caused extensive degradation of the eco-region, very little wildlife would still exist. The Rwamagaza Forest Reserve represents the only remaining natural Miombo woodland other than riparian woodland in the area and may contain a number of protected mammal, bird, and reptile and amphibian species.

Wetland ecosystems are among the most threatened of all environmental resources worldwide and the wetlands of East Africa in particular are under severe stress due to increased rates of urbanisation, agriculture and industrialisation. There are a number of rivers and wetlands in the Project area, which may be affected by the development and which will be assessed in the PFS.

The bio-diversity study highlighted the following issues and recommendations for the future PFS environmental assessments:-

•	the Rwamagaza Forest Reserve represents the only remaining natural Miombo woodland and the focus should be to prevent any impacts on this sensitive ecosystem;

•	sensitive floodplain wetlands along drainage channels supporting wetland species and providing habitat to amphibian species and water-birds in the region should protected;

•
riparian woodland in drainage channels should be managed to ensure connectivity between sensitive habitats. Ridges and outcrops that are still considered as pristine habitats in the area can also be used as migration corridors and should be protected;

•	potential habitats of red data fauna/flora potentially occurring within the Project area, including the Rwamagaza Forest Reserve, should be protected;

•	the presence of dense stands of indigenous tree species would play an important role as bird habitat and should be maintained within the Project site if possible; and

•
no large structures should be constructed within wetland areas or within specified buffer zones around wetland areas and therefore the detailed design of the project infrastructure will have to take tin account the locations of wetlands and other water resources.

20.2.7	Air Quality

Information regarding existing ambient air quality or wind data in the Project area is limited. Open cast mining activities are typically associated with emissions of airborne particulates generated during breaking, loading and off-loading of ore. Airborne particulate matter can be the cause of adverse health effects in humans and the most significant pathways of exposure to potentially harmful substances are the atmospheric pathway, and to a lesser extent, the groundwater pathway. The processing typically employed in opencast mine developments are wet processes and dust formation is not expected to occur directly from these activities. However, it is expected that fugitive particulate emissions may occur during handling and preparation of the ore, from stockpiles and other dry raw materials utilised in the processing of the ore, as well as from the TDF. Water sprays at crushing facilities can achieve 50% control efficiency and wind erosion can be reduced by 50% through water sprays and installing wind breaks.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

20.2.8	Noise

The existing ambient noise levels in the Project area are expected to be typical of rural environments, with the main noise sources being that of limited traffic noise from local roads and from the small-scale artisanal mining activities in the region. Due to the scale at which mining is planned the BRMA and BZMA would most likely have an audible noise footprint. The noise impact on the surrounding farming areas, towns and villages is however not considered to be significant, due to the distance from the proposed development sites to the nearest receptors. Specific placement of infrastructural elements, as well as the scheduling of individual blasting should effectively mitigate potential noise impacts on surrounding receptors.

20.2.9	Heritage and Cultural Resources

Limited previous heritage and social studies in the Geita area suggest a rich and diverse, and possibly underestimated cultural landscape. The probability of the occurrence of archaeological remains within the project area was estimated mostly at medium to high probabilities, and can be expected to be exposed in riverbanks and watercourses, saddle areas between hills(Iron Age) and where vegetation change is evident. Numerous Stone Age rock shelters occur in the Mwanza and Geita areas which may also be significant.

“Living Heritage” broadly refers to a place of cultural and sacred heritage such as ritual and symbolic spaces and practices. Such sites occur in the Geita area and two areas of particular significance to the cultural heritage of the Bakoli clan of the Wasumbwa tribe occur in the Project area. These sites, Busolwa Hill and a water source at Nyasale retain tree cover as the traditional guardians and local authorities have managed to prevent uncontrolled mining of these sacred areas. Impacts on these sites could represent a risk to the continuation of the project if these sites are disturbed and cause animosity with the local inhabitants.

The intrinsic value of Busolwa Hill might imply that it is a former royal burial ground, in which case the hill would have to be conserved in totality. Local histories and oral narratives pertaining to the hill should be recorded and conserved. In addition, it is recommended that all graves and cemeteries in the area be preferably conserved.

20.2.10	Visual Aspects and Sense of Place

The Project is situated in an area characterised by low gently rolling hills in a relatively flat landscape in the larger context. The presence of larger trees and dense stands of large trees in certain areas may not only be associated with cultural/historical value, but also most likely contributes to a high landscape quality. The existing historic Buckreef mine infrastructure contributes to the local visual landscape to some degree. Infrastructure elements planned at BRMA and BZMA should be sited to minimise visual impacts. Receptors in the area, although limited in numbers, may be sensitive to visual intrusions. Potential visual impacts are not expected to pose a significant risk to the Project as various mitigation measures can be implemented where visual impact management is concerned.

20.2.11	Socio-Economic Environment

Historically, the region was sparsely populated by the original inhabitants namely, the Wazinza in the east, northeast and north and the Wasumbwa tribe in the west. A slow, migration eastward of Sukuma people from the east through the region resulted in deforestation of the area, agriculture and grazing. With the exception of the original Wasumbwa, most of the remainder population are immigrants living in large, sprawling settlements.

Artisanal mining practices have already been hampered by the proposed Project, and illegal miners on will have to be removed once the project is implemented. A number of small-scale operations in the area operating under Primary Mining Licenses provide employment to the local populations, and TRX will offer employment to the local population. Mining is a popular and well organised activity regionally.

The association for small mining licence holders, MWAREMA (Mwanza Region Miners’ Association) has branches in both Nyarugusu and Lwamgasa and MWAWOMA (Mwanza Women Miners’ Association) has a branch in Nyarugusu. Liaison with such organisations will maintain good public relations, but also to reduce the risks associated with artisanal mining. Negotiations with local artisanal miners and the creation of job-opportunities and improved economic circumstances will be emphasised in future stakeholder engagement.

20.3	Closure and Rehabilitation

The preliminary estimation for the rehabilitation and closure costs of the BRMA and BZMA was based on the South African “Guideline Document for the Evaluation of the Quantum of Closure-Related Financial Provision Provided by a Mine” which provides a high-level estimate of the closure provision based on standard rates.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

A more detailed analysis of legislation pertaining to the Tanzanian mining industry will be conducted in the PFS.

The sensitivity of the Project area was assessed in a desktop study of the biophysical, social and economic sensitivities and the resultant overall sensitivity classification is high. Certain assumptions were made in the calculation of the closure costs as summarised in Table 32 and these could change considerably with further Project input refinements in the PFS:-

Table 32 : Rehabilitation and Closure Costs for the Buckreef Project

DESCRIPTION	COSTS (USA)	COSTS (ZAR)
Dismantling of plant and infrastructure	(7,656,250)	(61,250,000)
Rehabilitation of access roads	(850,000)	(6,800,000)
Open pit rehabilitation (including void and ramps)	(1,099,963)	(8,799,700)
Rehabilitation of overburden and spoils	(1,586,960)	(12,695,680)
Rehabilitation of processing waste deposits	(1,033,750)	(8,270,000)
General surface rehabilitation	(3,287,500)	(26,300,000)
Fencing	(150,000)	(1,200,000)
Water management	(1,250,000)	(10,000,000)
Maintenance and after care	(43,750)	(350,000)
Specialist study	(162,500)	(1,300,000)
Contingency	(1,712,067)	(13,696,538)
Preliminary and general	(1,129,964)	(9,039,715)
TOTAL	(19,962,704)	(159,701,633)
Source: AGES 2012

20.4	Environmental Risk Identification and Environmental PEnA Conclusions

The environmental risks have been initially assessed and identified as occurring in the following categories;-

•	ground water quality and associated impacts on human and ecological health;

•	ground water availability and the resultant impact on the livelihoods of local inhabitants and ecology;

•	ambient air quality pollution and residual ecological impacts and impacts on human health;

•	direct impacts on ecological features due to destruction of habitat, pollution and alteration of the natural ecological systems including wetland impacts;

•	social impacts, including alteration of the sense-of-place, loss of or damage to heritage resources and alteration of social structures; and

•	regulatory risks associated with obtaining environmental authorisations.

At this stage of the Project evaluation and based on the information available for the PEA, no risk has been identified that is highly likely to occur and cannot be managed.

A strategic decision to not actively engage with stakeholders at the PEA stage was taken as the Project parameters will only be finalised in later study stages. A preliminary Stakeholder engagement plan has been developed and will be utilised in the PFS.

The environmental programme has to date been supported by a robust community benefits programme which spent in excess of USD500,000 on community infrastructure, water projects, health and education projects.

21	CAPITAL AND OPERATING COSTS (NI 21)

The Buckreef Project capital and operational expenditures are summarised in Table 33 and Table 34:-

Table 33 : Summary Capex for the Buckreef Project

CAPITAL EXPENDITURE	UNIT	CASE 1	CASE 2	CASE 3	CASE 4
Mining Capital	(USDm)	(125.16)	(140.01)	(125.16)	(125.53)
Process Plant Capital	(USDm)	(309.14)	(309.14)	(258.81)	(309.14)
Closure Capital	(USDm)	(19.96)	(19.96)	(19.96)	(19.96)
TDF Capital	(USDm)	(17.53)	(17.53)	(17.53)	(17.53)
TOTAL CAPITAL EXPENDITURE	(USDm)	(471.79)	(486.65)	(421.46)	(472.16)
Source: Venmyn Projects 2012

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Table 34 : Summary Opex for the Buckreef Project

OPERATIONAL EXPENDITURE	CASE 1		CASE 2		CASE 3		CASE 4
	USD/oz	USD/t	USD/oz	USD/t	USD/oz	USD/t	USD/oz	USD/t
Ore Mining Cost***	(44.39)	(1.86)	(44.39)	(1.86)	(44.39)	(1.86)	(44.39)	(1.86)
Other Mining Costs	(194.97)	(2.03)	(194.97)	(2.03)	(194.97)	(2.03)	(194.97)	(2.03)
Labour Costs*	(149.92)	(1.56)	(149.92)	(1.07)	(149.92)	(1.56)	(149.92)	(1.56)
Plant Operating Costs**	(338.96)	(14.20)	(338.96)	(14.20)	(465.05)	(19.49)	(638.92)	(26.77)
TDF Costs	(23.19)	(0.97)	(23.19)	(0.97)	(23.19)	(0.97)	(23.19)	(0.97)
Haulage			(93.31)	(3.91)
TOTAL OPERATING EXPENDITURE	(751.43)		(844.75)		(877.53)		(1,051.40)
Source: Venmyn Projects 2012 *Calculated on total tonnes mined **Calculated on tonnes processed ***Calculated on tonnes ore mined

22	ECONOMIC ANALYSIS (NI 22)

The Economic Analysis of the Buckreef Project was undertaken utilising the Discounted Cash Flow (DCF) methodology. The Economic Analysis was based on the results of the studies completed by the contributing specialist consultants with the aim of determining the economic impact of the different options identified for the various Project components, the estimation of key hurdles and areas of further investigation to improve the economics of the Project.

22.1	Discounted Cash Flow Economic Analysis

To this end, Venmyn Projects prepared discounted cash flow (DCF) models for each of the defined PEA cases, in Microsoft Excel incorporating Visual Basic Applications (VBA) coding for certain functions. The technical and economic input parameters used in the DCF models are summarised in Table 35, together with the capex and opex for the mining and processing for Case 1 to Case 4, as summarised in Table 36 and Table 37.

The Buckreef PEA Economic Analysis was undertaken on a gold price of USD1,500/oz at a 5% real discount rate. The technical and economic inputs into the DCF models are summarised in Table 35:-

Table 35 : Technical and Economic Input Parameters for the Buckreef Project Economic Analysis

DESCRIPTION	UNIT	CASE 1	CASE 2	CASE 3	CASE 4
Economic Factors
Gold Price	(USD/oz)	1,500
Tax Rate	(%)	30%
Real Discount Rate	(%)	5%
Tax Losses	(CADm)	29.2
Tax Losses	(USDm)	29.3
Mining and Processing
BRMA
Total Ore Resource	(tonnes)	9,676,989
Grade	(g/t)	2.08
Waste	(tonnes)	52,449,670
Stripping Ratio	(ratio)	5.42
Plant Capacity	(tonnes)	1,800,000
Plant Recovery	(%)	91.36%
Start Year	(year)	1
BZMA
Total Ore Resource	(tonnes)	22,515,254
Grade	(g/t)	1.11
Waste	(tonnes)	44,843,621
Stripping Ratio	(ratio)	1.99
Plant Capacity	(tonnes)	3,600,000
Plant Recovery	(%)	94.46%
Start Year	(year)	5
Source: Venmyn Projects 2012

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Table 36 : Capital Expenditure for Mining and Processing

DESCRIPTION	UNIT	CASE 1	CASE 2	CASE 3	CASE 4
Site Establishment	USDm	(2.50)
Grid Power Capex	USDm	(8.00)			0.00
Diesel Power Supply	USDm	(8.00)
Diesel Tank Farm	(USDm)	(0.38)			(0.75)
Roads and Bridges	USDm	(7.64)
Miscellaneous Buildings	USDm	(4.38)
Mining Equipment	USDm	(61.53)
Haulage Trucks	USDm	0.00	(40.30)	0.00
Additional Mining Equipment	USDm	(1.45)
Provision for major services mining equipment	USDm	(5.00)
Light vehicles	USDm	(5.00)
Pit De-watering Pumps	USDm	(0.50)
Explosives infrastructure and closure	USDm	(0.28)
Waste Disposal	USDm	(0.10)
BRMA Plant Capex	USDm	(133.91)		(128.94)	(133.91)
BZMA Plant Capex	USDm	(109.49)		(124.87)	(109.49)
Relocation Costs	USDm	(65.74)	0.00	(5.00)	(65.74)
Financial Provision for Closure	USDm	(19.96)
BRMA TDF Capital	USDm	(6.04)
BZMA TDF Capital	USDm	(11.49)
Initial Capex BRMA	USDm	(238.25)	(278.55)	(233.28)	(230.63)
Initial Capex BZMA	USDm	(213.57)	(188.13)	(168.21)	(221.57)
Closure Capital	USDm	(19.96)	(19.96)	(19.96)	(19.96)
Source : Venmyn Projects 2012, SMS 2012

Table 37: PEA Operational Expenditure for Mining and Processing

DESCRIPTION	UNIT	CASE 1	CASE 2	CASE 3	CASE 4
Drilling and Blasting	(USD/tonne)	(0.75)
Load and Haul (Within mining area)	(USD/tonne)	(1.11)
Ore Mining Cost	(USD/tonne)	(1.86)
Drilling and Blasting	(USD/tonne)	(0.69)
Load and Haul (Within mining area)	(USD/tonne)	(1.29)
Waste Mining Cost	(USD/tonne)	(1.98)
Presplit Costs	(USD/tonne)	(0.08)
Secondary Equipment	(USD/tonne)	(0.30)
Dewatering cost	(USD/tonne)	(0.10)
Management	(USD/month)	(442,492.09)
Labour	(USD/tonne)	(0.52)
Maintenance	(USD/tonne)	(0.48)
LDV Maintenance Fleet	(USD/tonne)	(0.07)
Mining Labour Costs	(USD/tonne)	(1.07)
Explosive Services	(USD/month)	(57,000.00)
Haulage Opex	(USD/tonne)	0.00	(3.91)	0.00
BRMA Plant Consumables	(USD/tonne)	(15.06)		(20.66)	(26.19)
BZMA Plant Consumables	(USD/tonne)	(13.83)		(18.98)	(27.02)
TSF Opex	(USD/year)	(604,000.00)
BRMA TDF Additional Costs	USD	(1,698,871.00)
BRMA TDF Rehab and Aftercare	USD	(5,854,376.00)
BZMA TDF Additional Costs	USD	(5,790,201.00)
BZMA TDF Rehab and Aftercare	USD	(10,693,348.00)
Source: Venmyn Projects 2012, SMS 2012

The discounted cash flow models assumed no inflation, and a constant gold price. No contingencies or allowances were made in the DCF models.

The mine production schedule, mine opex and capex, infrastructure costs and some additional costs were sourced from the mining study by SMS (Section 16).

The processing plant opex and capex’s were estimated by K’Enyuka (Section 17). The environmental rehabilitation provisions and closure costs were estimated by AGES (Section 20) and Epoch supplied the TDF capex, opex and rehabilitation costs (Section 18.6). Other economic inputs were estimated from Venmyn Projects’ database.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Venmyn Projects investigated the economics of the various case scenarios based on the production schedule, timing of key capital outflows, technical constraints and the option of a lined TDF versus unlined. The production schedule aimed to achieve 100,000oz per annum gold production at a plant throughput of 150,000tpm in the BRMA and 300,000tpm in the BZMA. Venmyn Projects analysed the economic impact of:-

•
Case 1: mining the BRMA first, until all economic mineralisation has been exploited, then dismantling the 150,000tpm conventional BRMA plant and transferring the operation to the BZMA. The BZMA plant is increased in capacity to 300,000tpm and the operation is powered by electricity supplied by the Tanzanian National grid ;

•
Case 2: mining the BRMA and BZMA as in Case 1, but with a centralised single plant located approximately 18km east of Buckreef Prospect and hauling the ore to the plant. Initially, the plant would have a 150,000tmp capacity, which would be increased to 300,000tpm once mining commences at BZMA. The operation would be grid powered;

•
Case 3: mining the BRMA first and exploiting the BZMA at the end of the BRMA life of mine (LoM) as in Case 1, but using small, multiple 30,000tpm modular plants in series. The operations would be grid powered;

•	Case 4: the same as Case 1 but powered by diesel generators; and

•	Case 5: mining the BZMA first and exploiting the BRMA at the end of the LoM. Case 5 was eliminated early in the PEA as being uneconomic.

The DCF models for each of Case 1 to Case 4 are presented in Figure 28 to Figure 31. The results of the Economic Analysis at a real 5% discount rate and at a base case gold price of USD1,500/oz is summarised in Table 38:-

Table 38 : Summary Results of the DCF Economic Analysis on the Buckreef Project PEA Options

OPTION		DISCOUNT RATE 5%
	NPV (USD)	220.4m
Case 1: Large plant, moved to BZMA, grid powered	Pretax NPV (USD)	296.5m
	Post tax IRR	36%
	NPV (USD)	140.3m
Case 2: Central large plant, grid powered	Pretax NPV (USD)	188m
	Post tax IRR	21%
	NPV (USD)	162.3m
Case 3: Modular Plants, moved to BZMA, grid powered	Pretax NPV (USD)	214.03
	Post tax IRR	29%
	NPV (USD)	10.77m
Case 4; Case 1 diesel powered	Pretax NPV (USD)	14.38m
	Post tax IRR	7%
Source: Venmyn Projects 2012

The NPVs of the DCF models are most sensitive to the gold price (Figure 28 to Figure 31) and Table 39 provides a summary of the effect of gold price changes on the NPVs of Case 1.

Table 39 : Gold Price Sensitivity Matrix

ECONOMIC ANALYSIS	GOLD PRICE
	USD1,600/oz	USD1,500/oz	USD1,400/oz	USD1,300/oz
Post Tax
Project NPV (at 5% discount rate)	287.98	220.41	149.58	81.17
Project NPV (at 10% discount rate)	196.25	143.44	87.88	33.69
IRR	48%	36%	25%	16%
Pre Tax
Project NPV (at 5% discount rate)	391.97	296.49	201.00	105.52
Project NPV (at 10% discount rate)	268.41	195.16	121.91	48.66
IRR	54%	41%	29%	17%
Source: Venmyn 2012

The most sensitive cost parameter is the plant opex, which is most affected by the cost of power. The cost of diesel for Case 4, accounts for over 30% of the USD/processed tonne value.

The results of the PEA Economic Analysis, as summarised in Table 38 and Table 39 include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the PEA will be realised.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

The overall total opex per ounce over the LoM for Case 1 is USD751/oz Au increasing to USD1,051/oz Au for Case 4, The overall total opex per ounce of USD751/oz Au is in-line with AngloGold Ashanti’s reported total production costs of USD657/oz Au on the Geita mine in its quarterly report ending September 2011.

22.2	Summary of the PEA Economic Analysis

The DCF models indicate that at a 5% real discount rate and a gold price of USD1,500/oz, all cases have positive NPVs and that Case 1 is the most economically advantageous option, with a post-tax NPV of USD220m and an IRR of 36%. The pre-tax NPV for Case 1 is USD296m at an IRR of 41%.

The results of the Project Economic Analysis as summarised above and in Table 38 and Table 39, include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the PEA will be realised.

Venmyn Projects is of the opinion that this PEA outcome can improve with optimisation of the open pit designs based on new Mineral Resource models and geotechnical data, refinement of the processing plant design and the increase in the Mineral Resource base expected from the current on-going drilling exploration programme.

23	ADJACENT PROPERTIES (NI 23)

The Buckreef project is situated within the LVG, which is host to numerous small and large-scale gold mining operations as illustrated in Figure 2 and Figure 6. The nearest large-scale gold mines and exploration projects are as follows:-

•	Geita Gold Mine: owned by AngloGold Ashanti Limited which produced 272,000oz of gold in 2009 (www.infomine.com);

•
Tulawaka Project: an exploration project and gold mine owned by Northern Mining and Exploration Limited and Tan range Exploration Corporation. The Tulawaka Mine produced 124,743oz of gold in 2005 and 94,000oz in2009 (www.infomine.com); and

•	Bulyanhulu Mine owned by Barrick Gold Corporation and produced 350,000oz of gold in 2004 (www.infomine.com).

The LVG represents an important, large scale gold province in which regional mineralising systems have utilised rheologic, chemical and structural boundaries to remobilise and concentrate gold to produce economic deposits. Buckreef Project occurs in the LVG context with similarly suitable lithologic and structural features and theoretically therefore, could prove as potentially prospective.

Venmyn Projects has not verified the public domain information with regards the Geita, Tulawaka and Bulyanhulu Mines and the information provided is not necessarily indicative of the mineralisation at Buckreef Project.

24	INTERPRETATION AND CONCLUSIONS (NI 25)

The PEA technical and economic review of the Buckreef Project has highlighted the following:-

•
the Buckreef Project is an advanced exploration gold project located within the prospective Rwamagaza Greenstone Belt, which forms part of the Lake Victoria Goldfield. The project comprises five gold deposits located within five prospects, namely Buckreef, Tembo, Bingwa, Buziba and Busolwa for which varying degrees of exploration have been undertaken;

•	the Project is divided into two mining and infrastructure areas separated by 25km, namely the BRMA and the BZMA;

•
the mineralisation is classified as a low to medium grade (1.0g/t Au to 2.7g/t Au), orogenic gold deposit, developed in Archaean supracrustal sequences, syn- and post, regional thermo-tectonic events. The sequences are metamorphosed to lower greenschist facies and the mineralisation is structurally controlled in regional shear zones and associated with felsic intrusives. The shear hosted BRMA (head mineralisation has higher average grades (head grade 2.08g/t Au) than the more disseminated BZMA (head grade 1.10g/t Au);

•
extensive geochemical and geophysical surveys have been completed, as well as numerous drilling programmes. The historic drilling data has been verified, and combined with new exploration data, to be incorporated into a Mineral Resource estimate compliant with JORC and National Instrument reporting criteria. The adequacy of the data density is reflected in the Mineral Resource classification categories;

•	the Mineral Resources estimate for the Buckreef Project at 0.5g/t Au cut-off is summarised as follows:-

o	Measured+Indicated Mineral Resources: 44.15Mt at 1.23g/t Au for 1.74Moz contained gold; and

o	Inferred Mineral Resources: 23.35Mt at 1.32g/t Au for 0.98Moz contained gold.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•
a drilling programme is currently in progress to supply samples for Specific Gravity measurement, metallurgical testwork, geotechnical data and additional Mineral Resource information. The results of the drilling programme will be incorporated into the PFS Mineral Resource estimate and are expected to result in the reclassification of the Mineral Resources from Inferred to the Indicated category;

•
current drilling by TRX has identified depth extensions of the Buckreef Main Zone mineralisation in two boreholes comprising a mineralised zone 26m wide with a grade of 4.5g/t Au at 215m depth and a zone, 19m wide with a grade of 10.58g/t Au at 155m depth. The Buckreef North Zone extension at surface has been confirmed and mineralised zones 14m wide with a grade of 1.75g/t Au at a depth 206m, as well as a zone 46m in width with a grade of 2.31g/t Au at 28m, have been intersected. The current drilling results will incorporated into new Mineral Resource block models for the BRMA;

•	the PEA mining study was intended to highlight the optimal mining sequence of the orebodies and five scenarios were interrogated namely:-

o
Case 1: mining the BRMA first, until all economic mineralisation has been exploited, then dismantling the 150,000tpm conventional BRMA plant and transferring the operation to the BZMA. The BZMA plant is increased in capacity to 300,000tpm and the operation is powered by electricity supplied by the Tanzanian National grid ;

o
Case 2: mining the BRMA and BZMA as in Case 1, but with a centralised single plant located approximately 18km east of Buckreef Prospect and hauling the ore to the plant. Initially, the plant would have a 150,000tmp capacity, which would be increased to 300,000tpm once mining commences at BZMA. The operation would be grid powered;

o
Case 3: mining the BRMA first and exploiting the BZMA at the end of the BRMA life of mine (LoM) as in Case 1, but using small, multiple 30,000tpm modular plants in series. The operations would be grid powered;

o	Case 4: the same as Case 1 but powered by diesel generators; and

o	Case 5: mining the BZMA first and exploiting the BRMA at the end of the LoM. Case 5 was eliminated early in the PEA as being uneconomic.

•
the mine design consists of a number of conventional open pit layouts with access to the orebodies provided via a series of ramps into the pits. The pit optimisation results in segregation of the orebodies into small, economic cone shaped pits rather than large single pits. This configuration is considered to be a function of grade, a reflection of ore to waste ratios and a possible effect of data paucity in areas discarded by the NPV Scheduler™ software. All of these possibilities will be investigated in the PFS and the PEA pit designs are considered to represent un-optimised, possibly worst case scenarios, for each orebody. More rigorous pit design based on additional geo-technical data will be possible for the PFS and the effects of changes in cut-off grade, data density and grade will be assessed in detail to produce the optimum economic pit design;

•
the weathered, oxidised, near surface material permits excavation by a combination of free digging, ripping, drill and blasting, whilst for the deeper fresh, competent material conventional pre-splitting, drill and blasting methods will be used to extract the ore. Mining will consist of shovel loading of ore and waste, and Articulated Dump Truck (ADT) hauling via the planned access ramps. The pit dewatering requirements are expected to be approximately 1M litres per day (lpd). The possible underground extensions of the mine design have not been included in the PEA mining study;

•
grade control and the generation of a consistently high quality RoM plant feed will require continuous strict control and supervision in order that grade control targets are met and is likely to become a key critical value driver in any future operation;

•
the preliminary mining schedule was based on the requirement to produce 100,000oz Au per annum, 1.8Mtpa of plant feed from the BRMA area and 3.6Mtpa of plant feed from BZMA. The mining plan has scheduled 33.31Mt of ore, 100.57Mt of waste to recover 1.35Moz Au over a 12 year LoM;

•
the BRMA and BZMA orebodies consist of an upper, weathered, oxidised zone overlying a variable transition zone and a lower, primary, fresh sulphide zone with depth. The ores are free milling with direct leach recoveries in the lower 90% range and are amenable to gravity recovery. Metallurgical testwork indicates that the oxide and transitional mineralisation types are amenable to treatment using typical CIL processing techniques;

•
the PEA considered a large, modular, conventional plant process plant design, as well as small modular plants, so that the process plant at BRMA can be relocated to the BZMA to increase the capacity in the latter area, where the tonnages mined will be higher and the grade lower. The oxide zone of the orebodies is clay rich and the comminution circuits of the large plants are designed to accommodate the higher quantities of clay rich, oxide zone RoM at BZMA. At BRMA, the 150,000tpm RoM is crushed, screened and ball milled, whilst the BZMA 300,000tpm RoM is crushed and SAG milled;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•
beyond the comminution circuits, the downstream pre-leach, leaching and recovery circuits of the large conventional plants are identical both the BRMA and BZMA plants. The capex for the Buckreef Project process design is USD134.0m for BRMA and USD110.0mm for the BZMA plant, with a relocation cost of the BRMA plant to BZMA of USD66m;

•
the small 30,000tpm modular plants comprise self-contained, crushing, milling, CIL and recovery circuits. The high level study of the small plants indicated that the capex input of USD129.0m at BRMA and USD125.0m at BZMA is a small capital saving as compared to the large conventional plant which is off-set by higher power, labour, reagent and maintenance costs;

•
water baseline studies indicate that despite the presence of wetlands, surface water is scarce within the Project areas. The Nyamazuvu River to the west of the BRMA, was used historically as a fresh water supply for the Buckreef process plant. Another important drainage channel is that of the Nyaruyeye River, which forms a confluence with the Nyikonga approximately 10km to the east of Buckreef mine. The water generated from the pit dewatering programme is estimated to be approximately 1Ml per day and is sufficient to meet mining requirements.

A Storm Water Management plan will have to be completed for the BRMA and BZMA during subsequent phases of the Project, to ensure that water resources are protected from pollution and that runoff is managed in accordance with the applicable environmental legal requirements;

•
electricity supply for the Project start-up and LoM operation was assumed for Cases 1 to Case 3 to be from the Tanzanian national supply. Case 4 investigated independent power supply from diesel generators. The total power requirements for the mining operation are estimated at 12MW for the BRMA and 24MW for the BZMA. The diesel consumption of the generators is estimated at greater than 3 x 30,000l diesel tankers per day and the logistical supply of these quantities of diesel is critical to the project. The total capital cost estimate for the diesel powered power supply is USD16.25m and the diesel will contribute a significant 30% of the Project opex per processed tonne;

•	the geographically separated mining areas and the plant sites, will be linked by 50km of graded mining haul roads with four river crossings at a total estimated cost of USD7.64m;

•
the design of the TDFs for the Buckreef Project addressed the potential to produce acid run-off and drainage, the potential to leach heavy metals, especially arsenic, and the suitability and provision of the construction material for the TDF walls. Two potential TDF sites were identified for each of the mining areas and the preferred options are located beyond the existing Mining Right boundaries. Two design scenarios were investigated in the PEA, one an unlined TDF. The incorporation of a synthetic liner in the design has a significant impact on the capital cost with an unlined TDF capex of USD17.53m and a lined capex of USD96.0m (excluding floating barges). The environmental specialists conducted some initial As leachate testing for the PEA and found that the As in the leachate is below detection limits. Consequently, whilst the PEA TDF designs included both lined and unlined options, the PEA selected unlined but monitored options based on geochemistry results thus far;

•
AGES conducted the PEnA for the Buckreef Project specifically to inform the PFS from an environmental management perspective. The historic owners of the Project, Iamgold maintained high standards of environmental management and all surface damage was fully compensated in line with government requirements under the Lands Act of 1998. The PEnA highlighted the environmental policy and statutory requirements for the Project and summarised the anticipated authorisations and studies that will be required in future phases of the Project. An EIA will be required, as well as a Water Use Permit;

•
a series of preliminary specialist studies were conducted as part of the PEnA which resulted in essential project baseline descriptions in terms of ecology, bio-diversity, wetlands, surface and groundwater, cultural and heritage resources, human health risk, noise and air pollution, visual impacts, land use and capability and socio-economic environment;

•
the preliminary estimation for the rehabilitation and closure costs of the BRMA and BZMA was a high-level estimate of the closure provision based on standard South Africa rates, which will be refined according to the Tanzanian mining industry in the PFS. The sensitivity of the Project area in terms of biophysical, social and economic sensitivities was assessed and the overall rehabilitation and closure costs are estimated at USD19.96m including after care and maintenance as well as contingencies;

•	the environmental risks have been initially assessed and identified as occurring in the following categories;-

o	ground water quality and associated impacts on human and ecological health;

o	ground water availability and the resultant impact on the livelihoods of local inhabitants and ecology;

o	ambient air quality pollution and residual ecological impacts and impacts on human health;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

o	direct impacts on ecological features due to destruction of habitat, pollution and alteration of the natural ecological systems including wetlands and the Rwamagaza Forest Reserve;

o	social impacts, including alteration of the sense-of-place, loss of or damage to heritage resources especially at the Buziba Hill area; and

o	regulatory risks associated with obtaining environmental authorisations.

At this stage of the Project evaluation and based on the information available for the PEA, no environmental risk has been identified that is highly likely to occur and cannot be managed;

•
a strategic decision to not actively engage with stakeholders at the PEA stage was taken as the Project parameters will only be finalised in later study stages. A preliminary Stakeholder engagement plan has been developed and will be utilised in the PFS. The environmental programme has to date been supported by a robust community benefits programme which spent in excess of USD500,000 on community infrastructure, water projects, health and education projects;

•
the Economic Analysis of the Buckreef Project was undertaken on DCF models for which Monte Carlo simulations compared the NPV outputs for numerous combinations of input parameter values. Venmyn concludes that the Buckreef Project Economic Analysis, based on the 5% discount rate and gold price of USD1,500/oz, as used in many 2012 PEAs, suggests that the Project will have positive NPVs for all cases;

•
Venmyn concludes that the Buckreef Project Economic Analysis, based on the 5% discount rate and gold price of USD1,500/oz suggests that the Project will have a post-tax value of USD220.4m, a pre-tax value of USD296.5m and an IRR of between 36% and 41%. The results of the Project Economic Analysis include Inferred Mineral Resources that are considered too speculative geologically to have economic considerations applied to them that would enable them to be categorised as Mineral Reserves, and there is no certainty that the PEA will be realised.

•
the NPV of the DCF model is most sensitive to the gold price and a 10% change in the gold price results in a 43% change in the Project NPV. The most sensitive cost parameter is the plant opex which includes electricity, accounting for over 30% of the USD/processed tonne value.

•
the overall total opex per ounce over the LoM for the most favourable Case 1 is USD751/oz. AngloGold Ashanti reported total production costs of USD657/oz on the Geita mine in its quarterly report ending September 2011;

•
the geological continuity and grade distribution of the Buckreef mineralisation is well constrained and definite upside potential to define additional Mineral Resources in extensions of the known mineralisation has been confirmed through drilling. The Mineral Resource base maybe increased through implementing changes in the cut-off grades as the gold price improves;

•	detailed infill drilling at the Buziba, Tembo and Bingwa Prospects will upgrade the classification of the Mineral Resources; and

•
the exploration potential of the RGB has not been fully realised and TRX is positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future development of the Project.

25	CONCLUDING REMARKS ON THE PEA AND RECOMMENDATIONS (N26)

The positive results of the PEA of the Buckreef Project have confirmed that progression of the Project to the PFS stage is warranted and in addition have highlighted the following factors, which have lead to definitive foci for the PFS. These foci are essentially Venmyn Projects recommendations for the future PFS, which can be categorised into trade-off studies that will clarify options going forward and optimisations that be undertaken:-

•
the Inferred Mineral Resources included in the PEA are to be upgraded to Indicated Mineral Resources in the PFS as a result of current exploration drilling which has provided additional density data and defined extensions of the Buckreef Prospect mineralisation. The PFS will be based on newly constructed Mineral Resources models for all five prospects which include the newly identified medium to high grade mineralisation at Buckreef Main zone, Buckreef North and Buckreef Eastern porphyry. The newly identified mineralisation ranges in grade from 1.25g/tAu to 10.58g/tAu over widths of 2.25m to 46m and much of it occurs at depths accessible to open pit mining;

•
the economic analysis indicates that the mining sequence Case 1 is the most favourable. The options of mining BRMA and BZMA simultaneously, or BZMA first, are both unviable at current and forecast gold market conditions. The capital cost of the two plants early in the LoM is disadvantageous. The Case 5, whereby BZMA is mined first, is negatively affected by early high capital costs for the two plants, low grades from the BZMA orebody and insufficient revenue streams to cover opex costs;

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

•
Venmyn Projects considers the primary factors impacting the Project economics to be the combination of grade and stripping ratio. At BRMA the stripping ratios average 5.45 and 2.3 at BZMA. The PFS therefore aims to investigate ways of improving the stripping ratios by optimising mine design;

•
the PEA mine design can be viewed as a worst case scenario and the PFS pit design can be more aggressive as it will be based on improved geo-technical data. The possibility of the pit design being to some extent a function of data paucity at Buckreef Prospect and BZMA will be investigated in the PFS.

Improvement in the pit shell shape from smaller conical pits to larger, simple pits would be advantageous in decreasing the stripping ratios and therefore the PFS will investigate whether improved data density in the areas rejected by the pit optimiser can improve the pit design in these areas;

•
a backfill mining methodology was not proposed for the PEA and the PFS will undertake a trade-off study to investigate the effect of decreasing the mine design cut-off grade so that lower grade mineralisation, which for the PEA is classed as uneconomic waste, could be stockpiled and processed later in the Project life to provide additional revenue;

•	the mine schedule will be refined and optimised in the PFS by applying a number of measures which will be investigated in the PFS;

•
the geographical characteristics of the Project is negatively impacting the Project economics. The requirement to improve 50km of roads and construct four river crossings, as well as dismantle and relocate infrastructure from BRMA is considerable but has proven less costly than the capex and opex of haulage of ore to a centrally located plant. The possibility of optimising the cost of buildings at BZMA by relocating BRMA buildings will be examined in the PFS;

•
the costs and logistics of the diesel supply for the power generation in Case 4 have a significant impact on the opex of the Project which is USD1,051/oz as compared to Geita USD657/oz. The cost and availability of power from the national grid must be investigated in as a critical project component for the PFS;

•
the results of the environmental sensitivity reviews have proved favourable in that no unmanageable environmental risks have been identified. Initial indications are that no requirement for a lined TDF will necessary but this will be further investigated in the PFS, as the costs associated with lining are approximately USD96.0m, as opposed to USD17.5m for an unlined facility;

•	an EIA will have to be completed for the BZMA;

•	the proposed plant sites, TDF and waste disposal sites must be further investigated in the PFS and sterilised particularly in the BRMA, where potential for additional mineralised shears is high;

•	a trade-off study of the benefits of contractor mining as opposed to owner mining will be undertaken for the PFS;

•
a trade-off studies of the effect of different processing plant options should be undertaken in the PFS. Different modular sized plants with alternative comminution sections could reduce capital and operational costs, especially the power consumption;

•	the possibility of improving the Project outcomes by negotiating a contribution by the Tanzanian government partner Stamico to the infrastructure upgrading costs, should be investigated by TRX;

•
Venmyn Project’s conclusion is that the results of the PEA are favourable and in addition, a number of refinements, optimisations and alternatives are possible which collectively could improve the final Project outcome. In the PFS, options need to be investigated to reduce the opex cost per ounce through finding solutions to the high BRMA stripping ratio, targeting higher grade areas, finding a solution to the high electricity costs and optimising the production schedule;

•
the exploration potential of the RGB has not been fully realised and TRX is well positioned to benefit when the full extent of the prospectivity of the greenstone belt is determined. Furthermore, the Buckreef Project benefits particularly from being an open pittable gold deposit, which can be brought rapidly into production to benefit from the current favourable gold market conditions. The definite upside potential to define further Mineral Resources serves to provide focus for future exploration and expansion of the project; and

•
the PFS will include the studies listed in Table 40. The detailed studies preliminary costs are presented in Table 40. As part of the PFS, the drilling programmes currently being undertaken will ensure that the Mineral Resources are classified as Indicated for PFS. The drilling will provide geotechnical data for a detailed TDF design, as well as plant sterilisation drilling. An environmental fatal flaw analysis will be undertaken and following the results of that study, numerous specialist consultant studies will be required. The PFS results will be independently reviewed and the project economic viability assessed.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Table 40 : Preliminary Cost Estimates for the Buckreef PFS

PRELIMINARY ECONOMIC ASSESSMENT INPUT STUDIES	USD
TDF design	(50,450)
Geotechnical and metallurgical drilling and sampling	(100,000)
Mine Design	(90,135)
Plant Design	(64,113)
Geo-Hydrology and surface water studies
Environmental Fatal Flaws	(119,414)
Environmental Specialist Studies
Metallurgical Testwork	(142,857)
New Mineral Resource Estimate	(50,000)
Valuation	(18,750)
Project Management and NI43-101 Report	(131,250)
TOTAL	(767,000)
Source: Venmyn Projects 2012

Effective Date: 23rd August 2012

Yours faithfully

Signed (F. Harper)
F. HARPER
B.Sc.Hons (Geol.)
Pr Sci Nat ; MGSSA
MINERAL INDUSTRY ADVISOR VENMYN PROJECTS

Signed
A.N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA, M.Inst.D., AAPG
MANAGING DIRECTOR VENMYN PROJECTS

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

26 REFERENCES (NI 27)

	DATE	TITLE	SOURCE
AGES	2011	Ecological Concept Study and Sensitivity Assessment for the Proposed Tanzanian Royalty Exploration Corporation Buckreef Project	Africa Geo-Environmental Services (Pty) Limited, 8 Dec 2011,
Barret D.	1999	Buckreef Project-Tanzania. Interpretation of a helicopter airborne geophysical survey.	A report for Ashanti Goldfileds (Tanzania) Ltd.
Binns M,	1997	Resource Estimates for Properties in the Lake Victoria Goldfields, NW, Tanzania.	Unpub. Report Minstat Pty Ltd.
Chaize, T	2010	World Gold Production (2010)	http://www.resourceinvestor.com
Crossing, J.	2007	Geological Mapping of the Rwamagaza Greenstone Belt.	Report by Compass Geological (Perth, Australia) for IAMGOLD Tanzania
Fall H. G.		Buckreef & Rwamagaza Licences: Review of Exploration During the period Jan Oct 2000	unpub. Report, Ashanti Goldfields Tanzania Ltd Report, ?pp
Freeman, F	2011	DJ WGC: 2011 Glogal Gold Demand Strong After 2010’s 10-year High	http://news.tradingcharts.com
George, M.W.	2010	2008 Minerals Yearbook -Gold	http://minerals.usgs.gov/
George, M.W.	2012	Gold, Mineral Commodity Summaries	USGS
Gildenhuys, H.D.	2011	Buckreef and Buziba Gold Mines Preliminary Wetland Assessment	Africa Geo-Environmental Services (Pty) Limited, Dec 2011, AS-R-2011_12-12
Groves D. I.		Geological concepts in the exploration for large to giant late- orogenic (mesothermal) gold deposits.	Peru Conference Proceedings.
Groves D., Goldfarb R, et al	1997	Orogenic Gold Deposits: A proposed classification in the context of their Crustal Distribution and Relationship to other gold deposit Types	Ore Geolgy Reviews 13
Hansen, R.N.	2011	Buckreef and Buziba Gold Mines: Preliminary Environmental Assessment - Waterbaseline Study	Africa Geo-Environmental Services (Pty) Limited, Dec 2011, AS-R-2011_12-05
Hellman and Schofield,	2006	Estimates of the Gold Resources, Buckreef Project, Tanzania	Unpub. Report,
Hellman and Schofield,	2007	Recoverable Gold Resource Estimation of the Tembo Deposit Tanzania	Unpub. Report,
Hellman and Schofield,	2007	Estimates of the Gold Resources at Buziba-Busolwa Project Tanzania	Unpub. Report
Hellman and Schofield,	2006	Recoverable Gold Resource Estimation of the Bingwa Deposit Tanzania	Unpub. Report,
Kruger, N.	2011	Tanzanian Royalty Exploration Corporation: Buckreef Project Heritage Concept Study and Sensitivity Analysis	Africa Geo-Environmental Services (Pty) Limited, 5 Dec 2011
McKay, D	2012	The golden doldrums	www.miningmx.com
Mc Nee G.	2007	Proposed Hydrometric Station Locations	Lorax Environmenta; #820-1
Minde T., Sheehan P.	2009	Licences Relating to the Agreement to Redevelop the Buchreef Gold Mine	IAMGOLD Tanzania Surrender Report
Potgeiter, N	2011	Preliminary Economic Assessment for Tanzanian Royalty Exploration Corporation Buckreef Project - Human Health Risk Assessment and Screening Level Assessment	EnviroSim Consulting (Pty) Ltd, AG2011 MemA, D04-2011
Reuters	2010	SAfrica slips to fourth in world gold production	http://www.reuters.com
Reuters	2011	SAfrica slips to fourth in world gold production	www.reuters.com
Ryan, B	2010	World Gold Production to Stabilise	http://www.miningmx.com
Shang, M., Wiid, G.	2012	Tanzanian Royalty Exploration Corporation Buckreef Project Tailings Disposal Facility Preliminary Economic Assessment	Epoch Resources (Pty) Ltd), 150-006
Street, L, Palmberg, J, Artigas, JC, Ong, E, Grubb, M	2012	Gold Demand Trends Full year 2011	World Gold Council
Stolp, L., Grobler, M.	2011	Preliminary Environmental Assessment: Tanzanian Royalty Exploration Corporations Buckreef Project, Victoria Goldfields, Tanzania	Africa Geo-Environmental Services (Pty) Limited, Jan 201, AS-R-2012_01-09
Sylvestor, S	2007	Geochemistry and Structural Control of Mineralisation at Buckreef Gold Project, Lake Victoria Goldfields, Tanzania. Implications for Gold Exploration	MSc Thesis, Rhodes University, South Africa.
The World Gold Council	2011a	Gold Investment Digest Fourth quarter and full year2010	http://www.gold.org
The World Gold Council	2011c	Prices	http://www.gold.org
The World Gold Council	2011b	Gold Demand Trends Full year 2010	http://www.gold.org
Tomkinson M, Putland L	2006	Technical report on the Buckreef Gold Project NI43-101	IAMGOLD 2006
Tunks, A., Rogers, J.	2006	Geology of Rwamagaza Greenstone Belt and Au Prospects therein	TRX

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

	DATE	TITLE	SOURCE
USGS	2011	Mineral Commodity Summaries	http://minerals.usgs.gov/
West, R.	2011	Preliminary Economic Evaluation - Processing	K’Enyuka (Pty) Ltd 05460001CRREP0002
		Tanzania Country Profile	www.ciaworldfactbook.com
	2010	Buckreef Gold Mine Redevelopment Project Information Memorandum	STAMINCO
	2007	Phase 2 Metallurgical Testwork Summary	Metallurgical Project Consultants (Pty) Ltd, Report 6011
	2005	Buslowa Ore Characterisation Testwork Programme Interim Report	Independent Metallurgical Laboratories (Pty) Ltd, Report 2305
	2011	Buckreef Gold Project Mining Study	Sound Mining Solutions (Pty) Ltd, SMS/048/11

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Appendix 1 : Glossary, Abbreviations and Acronyms

Archaean	Geological eon subdivision of the Precambrian 2.5Ga to 3.8Ga
Assay	A chemical test performed on a sample of ores or minerals to determine the amount of valuable metals contained.
Arsenopyrite	It is the principal ore of arsenic and a common mineral with lead and tin ores in ore veins, and in pegmatites, probably having been deposited by action of both hydrothermal solutions and vapours
Basalt	Fine grained mafic volcanic rock
Borehole	A hole drilled from surface or underground, in which core of the rock is cut by diamond drill bit as the cutting edge.
Bulk sample
A large sample of mineralised rock, frequently hundreds of tonnes, selected in such a manner as to be representative of the potential orebody being sampled. Used to determine metallurgical characteristics, Large sample which is processed through a small-scale plant, not a laboratory.

Carbon-in-leach
The recovery process in which Au is leached from Au ore pulp by cyanide and simultaneously adsorbed onto activated carbon granules in the same vessel. The loaded carbon is then separated from the pulp for subsequent Au removal by elution. The process is typically employed where there is a naturally occurring Au adsorbent in the ore.

Carbon-in-pulp	A method of recovering Au and silver from pregnant cyanide solutions by adsorbing the precious metals to granules of activated carbon, which are typically ground up coconut shells.
Cyanidation	Method of extracting gold by dissolving in potassium cyanide solution
Conglomerate	Sedimentary rock comprises of pebbles in a finer grained matrix
Cross section	A diagram or drawing that shows features transected by a vertical plane drawn at right angles to the longer axis of a geologic feature.
Density	Measure of the relative “heaviness” of objects with a constant volume, density = mass/volume
Deposit	Any sort of earth material that has accumulated through the action of wind, water, ice or other agents.
Development	Underground work carried out for the purpose of opening up a mineral deposit. Includes shaft sinking, crosscutting, drifting and raising.
Diamond drilling	A drilling method, where the rock is cut with a diamond bit, to extract cores.
Dip	The angle that a structural surface, i.e. a bedding or fault plane, makes with the horizontal measured perpendicular to the strike of the structure.
Dolerite/doleritic	A medium grained igneous rock which is emplaced within the earth’s crust in the form of dykes and sills, and has the same mineralogy as basalt.
Dyke	Intrusive igneous rock vertically or subvertically emplaced.
Estimation	The quantitative judgement of a variable.
Exploration	Prospecting, sampling, mapping, diamond drilling and other work involved in the search for mineralisation.
Exploration Property	A Mineral Asset which is being actively explored for Mineral deposits or petroleum fields, but for which economic viability has not been demonstrated.
Facies	An assemblage or association of mineral, rock, or fossil features reflecting the environment and conditions of origin of the rock.
Fault	A fracture in earth materials, along which the opposite sides have been displaced parallel to then plane of the movement
Feasibility study
A definitive engineering estimate of all costs, revenues, equipment requirements and production levels likely to be achieved if a mine is developed. The study is used to define the economic viability of a project and to support the search for project financing.

Felsite	Fine grained, light coloured acidic igneous rock comprised of feldspar and quartz
Grade	The relative quantity or percentage of gold within the rock mass. Measured as grams per tonnes in this report.
Greenstone Belt	Archaean sequence of mafic and ultramafic rocks
Hanging wall	The overlying unit of a stratigraphic horizon, fault ore body or stope
In situ	In its original place, most often used to refer to the location of the mineral resources.
Indicated Mineral Resource
That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and average mineral content can be estimated with a reasonable level of confidence. It is based on exploration sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes. The locations are too widely or inappropriately spaced to confirm geological and/or grade continuity but are spaced closely enough for continuity to be assumed and sufficient minerals have been recovered to allow a confident estimate of average mineral value.

Inferred Mineral Resource
That part of a mineral resource for which tonnage, grade and average mineral content can be estimated with a low level of confidence. It is inferred from geological evidence and assumed but not verified by geological and/or grade continuity. It is based on information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drillholes that may be limited or of uncertain quality and reliability.

Laterite	Residual soil in humid climates form the leaching of silica and aluminium and enrichment in iron

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Lava	Molten silicate material extruded by a volcano.
License, Permit, Lease or other similar entitlement
Any form of license, permit, lease or other entitlement granted by the relevant Government department in accordance with its mining legislation that confers on the holder certain rights to explore for and/or extract minerals that might be contained in the land, or ownership title that may prove ownership of the minerals.

Life-of-Mine/LoM	Expected duration of time that it will take to extract accessible material.
Liberation	Release of Au from the host rock through processing.
Lithologies	The description of the characteristics of rocks, as seen in hand-specimens and outcrops on the basis of colour, grain size and composition.
Lode	Metalliferous ore that fills a fissure
Mineral Asset(s)
Any right to explore and / or mine which has been granted (“property”), or entity holding such property or the securities of such an entity, including but not limited to all corporeal and incorporeal property, mineral rights, mining titles, mining leases, intellectual property, personal property (including plant equipment and infrastructure), mining and exploration tenures and titles or any other right held or acquired in connection with the finding and removing of minerals and petroleum located in, on or near the earth’s crust. Mineral Assets can be classified as Dormant Properties, Exploration Properties, Development Properties, Mining Properties or Defunct Properties.

Mineral Reserve
The economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified. Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proved Mineral Reserve.

Mineral Resource
A concentration of material of economic interest in or on Earth’s crust in such form, quality and quantity that there are reasonable and realistic prospects for eventual economic extraction. The location, quantity, grade, continuity and other geological characteristics of a Mineral Resource are known, estimated from specific geological evidence and knowledge, or interpreted from a well constrained and portrayed geological model. Mineral Resources are subdivided, in order of increasing confidence in respect of geoscientific evidence, into Inferred, Indicated and Measured categories.

A deposit is a concentration of material of possible economic interest in, on or near the Earth’s crust. Portions of a deposit that do not have reasonable and realistic prospects for eventual economic extraction must not be included in a Mineral resource.

Measured Mineral Resource
That part of a mineral resource for which tonnage, densities, shape, physical characteristics, grade and mineral content can be estimated with a high level of confidence. It is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill-holes. The locations are spaced closely enough to confirm geological and grade continuity.

Mineralisation	The presence of a target mineral in a mass of host rock.
Mining Property	a Mineral Asset which is in production.
National instrument 43-101	Canadian National Instrument on the reporting of exploration, mineral resources and mineral reserves for the TSX.
Opencast / Open pit	Surface mining in which the ore is extracted from a pit. The geometry of the pit may vary with the characteristics of the ore body.
Orebody	A continuous well defined mass of material of sufficient ore content to make extraction economically feasible.
Overburden	The alluvium and rock that must be removed in order to expose an ore deposit.
Porphyry	Fine grained igneous rock with large feldspar crystals
Probable reserves
Is the economically mineable material derived from a Measured and/or Indicated Mineral Resource. It is estimated with a lower level of confidence than a Proved Reserve. It is inclusive of diluting materials and allows for losses that may occur when the material is mined. Appropriate assessments, which may include feasibility studies, have been carried out, including consideration of, and modification by, realistically assumed mining, metallurgical, economic, marketing, legal, environmental, social and governmental factors. These assessments demonstrate at the time of reporting that extraction is reasonably justified.

Prospect	A deposit with the potential for economic extraction.
Pyrite	Fool’s gold a common yellow sulphide mineral, FeS. Pyrite forms under a wide range of pressure-temperature conditions, and so is found in many geological environments.
Pyrophyllite	A yellowish white, grey, or pale-green phyllosilicate.
Quartzite	A metamorphic rock consisting primarily of quartz grains, formed by the recrystallisation of sandstone by thermal or regional metamorphism or a sandstone composed of quartz grains cemented by silica.
Recovered grade/Yield	The actual grade of ore realised after the mining and treatment process.
Reef	Mineralised lode.
Rehabilitation
The process of restoring mined land to a condition approximating to a greater or lesser degree its original state. Reclamation standards are determined by the Russia Federation Department of Mineral and Energy Affairs and address ground and surface water, topsoil, final slope gradients, waste handling and re-vegetation issues.

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Rhyolite	One of a group of extrusive rocks commonly showing flow texture, and typically porphyritic, with phenocrysts of quartz and potassium feldspar in a glassy to microcrystalline groundmass.
Sample	The removal of a small amount of rock pertaining to the deposit which is used to estimate the grade of the deposit and other geological parameters.
Sampling	Taking small pieces of rock at intervals along exposed mineralisation for assay (to determine the mineral content).
Saprolite	Insitu weathered profile on laterite terrane where the soil comprises mostly clays
Sedimentary	Formed by the deposition of solid fragmental or chemical material that originates from weathering of rocks and is transported from a source to a site of deposition.
Specific gravity/S.G.	Measure of quantity of mass per unit of volume, density.
Staminco	State Mining Corporation of Tanzania
Stockpile	A store of unprocessed ore or marginal grade material.
Stripping	Removal of waste overburden covering the mineral deposit.
Stripping ratio	Ratio of ore rock to waste rock.
Subduction	The movement of one crustal plate (lithospheric plate) under another so that the descending plate is “consumed.
Tailings	The waste products of the processing circuit. These may still contain very small quantities of the economic mineral.
Tailings dam	Dams or dumps created from waste material from processed ore after the economically recoverable metal or mineral has been extracted.
Tonnage	Quantities where the tonne is an appropriate unit of measure. Typically used to measure reserves of metal-bearing material in-situ or quantities of ore and waste material mined, transported or milled.
Trenching	Making elongated open-air excavations for the purposed of mapping and sampling.
Veins	A tabular or sheet like body of one or more minerals deposited in openings of fissures, joints or faults, frequently with associated replacement of the host rock.
Yield/Recovered grade	The actual grade of ore realised after the mining and treatment process.

%	Percentage
+	Plus
±	Approximately
º	Degrees
µ	Microns
<	Less than
>	Greater than
/	Per
AA	Atomic absorption
AAC	Anglo American Corporation
AAPS	Anglo American Prospecting Services
AAS	Atomic Absorption Spectrometry
ABA	Acid Balance Accounting
amsl	Above mean sea level
AC	Air circulation
AusIMM	Australian Institute of Mining and Metallurgy
BEE	Black Economic Empowerment
BFS	Bankable Feasibility Study
BGM	BulgarGeomin ( a Bulgarian mining and exploration company0
BK	Bou Kchreida prospect
bn	billion
BRI	Black Reef Incline
B.Sc. (Geol)	Bachelor of Science Degree in Geology
B.Sc. Hons	Bachelor of Science degree with Honours
CBGA	Central Bank Gold Agreement
CGS	Council for Geosciences
CIL	Carbon in leach plant
CMC	Consolidated Mining Corporation
CIP	Carbon in pulp plant
cmg/t	centimetre grams per tonne
CPR	Competent Persons Report
DDH	Diamond Drillhole
DFS	Definitive Feasibility Study
EIA	Environmental Impact Assessment
EMPR	Environmental Management Programme Report
EIABM	European Industrial and Base Metals Limited
EMP	Environmental Management Programme
g/cm	Grams per centimetre
g/t	Grams per tonne
GBP	Great Britian Pounds

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

GDP	Gross domestic product
ha	hectares
HDPE	High Density Polyethylene
HMHL	High Marsh Holdings Limited
ICP	Induced couple plasma
JORC	Joint Ore Reserves Committee
JSE	JSE Limited
km	Kilometres
kt	Kilo tonnes
LLD	Lower Limit of Detection
LoM	Life of Mine
m	metres
mamsl	Metres above mean sea level
mbs	Metres below surface
MCF	Mine call factor
my	million years
MPRDA	Mineral and Petroleum Resources Development Act
MPRRA	Mineral and Petroleum Resources Royalty Act
Mt	Million tonnes
NAMM	North African Mining and Minerals Limited British Virgin Islands
pa	per annum
PFS	Pre Feasibility Study
PR	Prospecting Right
RAB	Rotary Air Blast
RC	Reverse Circulation
RL	Reference Level
QA	Quality Assurance
QC	Quality Control
SAG Mill	Semi Autonomous Grinding
SAIMM	South African Institute of Mining and Metallurgy
SAMREC	South African Code for the Reporting of Exploration Results, Mineral Resources and Mineral Reserves
SAMVAL	South African Code for the Reporting of Mineral Asset Valuation
SGS	SGS Lakefield Laboratories
t	tonnage
TCLP	Toxicity Characteristic Leaching Proceedure
tph	Tonne/s per hour
tpm	Tonne/s per month
TMC	The Minerals Corporation
TDF	Tailings Storage Facility
TRX	Tanzanian Royalty Exploration Corporation
RC	Reverse circulation
USD	United States of America Dollar
XRD	X-ray diffraction
XRF	X-ray fluorescence
2D	Two dimensional
3D	Three dimensional

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Appendix 2 : Qualified Persons Certificates

Fiona Harper
Venmyn Projects Rand (Pty) Ltd
First Floor, Block G
Rochester Place
173 Rivonia Road
Sandton
2146
South Africa
Telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF eNATIONAL INSTRUMENT 43-101 PRELIMINARY ECONOMIC ASSESSMENT OF TANZANIAN ROYALTY EXPLORATION CORPORATIONfS BUCKREEF GOLD MINE RE-DEVELOPMENT PROJECT IN TANZANIA BY VENMYN INDEPENDENT PROJECTS (PTY) LIMITED’

I, Fiona Harper, Pr. Sci. Nat (400017/08) do hereby certify that:-

1.	I am a Minerals Industry Advisor of Venmyn Projects Rand (Pty) Ltd

2.	I graduated with a B.Sc.Hons (Geology) degree from the University of the Witwatersrand in 1977;

3.	I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Member	Geological Society of South Africa	2007
Member	South African Council for Natural Scientific Professions (400017/08)	2008

4.	I have practiced my profession from 1977 to 1984 and resumed in 2006;

5.	I visited the Project in 2011;

6.
I have read the definition of ‘Qualified Person’ as set out in NI43-101 and certify that by reason of my education and affiliation with a professional association (as defined in NI43-101), I fulfill the requirements to be a ‘Qualified Person’ for the purposes of NI43-101;

7.	I have had no prior involvement with the properties that are the subject of the Technical Report;

8.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

9.
I am responsible for all Sections of the Technical Report entitled “National Instrument 43-101 Preliminary Economic Assessment of Tanzanian Royalty Exploration Corporation’s Buckreef Gold Mine Re-Development Project In Tanzania by Venmyn Independent Projects (Pty) Limited’ (23rd August 2012)”;

10.
At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

11.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

12.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 23rd August 2012 at Johannesburg, South Africa.

F. HARPER
B.Sc.Hons (Geol.)
Pr Sci Nat ; MGSSA
MINERALS INDUSTRY ADVISOR

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Andrew Neil Clay
First floor, Block G, Rochester place
173 Rivonia road
Sandton 2146
Telephone: +27 11 783 9903
Fax: +27 11 783 9953

CERTIFICATE OF THE AUTHOR OF 'NATIONAL INSTRUMENT 43-101 PRELIMINARY ECONOMIC ASSESSMENT OF TANZANIAN ROYALTY EXPLORATION CORPORATION'S BUCKREEF GOLD MINE RE-DEVELOPMENT PROJECT IN TANZANIA BY VENMYN INDEPENDENT PROJECTS (PTY) LIMITED’

I, I, Andrew Neil Clay, do hereby certify that:-

1.	I am the Managing Director of Venmyn Projects Rand (Pty) Ltd First Floor, Block G Rochester Place 173 Rivonia Road Sandton. 2146 South Africa

2.	I am a graduate in Geology and a Bachelor of Science from University College Cardiff in 1976. I am a member/fellow of the following professional associations:-

CLASS	PROFESSIONAL SOCIETY	YEAR OF REGISTRATION
Member	Canadian Institute of Mining, Metallurgy and Petroleum	2006
Advisor	JSE Limited Listings Advisory Committee	2005
Associate Member	American Association of Petroleum Geologists	2005
Member	South African Institute of Directors	2004
Fellow	Geological Society of South Africa	2003
Member	American Institute of Mineral Appraisers	2002
Member	South African Institute of Mining and Metallurgy	1998
Fellow	Australasian Institute of Mining and Metallurgy	1994
Member	Natural Scientist Institute of South Africa	1988
Member	Investment Analysts Society of South Africa	1990

3.	I have practiced my profession continuously since graduation;

4.	I have visited not visited the project;

5.
I have read the definition of ‘Qualified Person’ as set out in NI43-101 and certify that by reason of my education, affiliation with a professional association (as defined in NI43-101) and past relevant work experience, I fulfill the requirements to be a ‘Qualified Person’ for the purposes of NI43-101;

6.	I have had no prior involvement with the properties that are the subject of the Technical Report;

7.	I have read NI43-101 and Form 43-101F1, and the Technical Report has been prepared in compliance with that instrument and form;

8.	I am responsible for all Sections of the Technical Report entitled ‘National Instrument 43-101 Preliminary Economic Assessment of Tanzanian Royalty Exploration Corporation’s Buckreef Gold Mine Re-Development Project In Tanzania by Venmyn Independent Projects (Pty) Limited (23rd August 2012)’;

9.
‘At the date hereof, to the best of my knowledge, information and belief, the Technical Report contains all scientific and technical information that is required to be disclosed to make the Technical Report not misleading;

10.	I am independent of the issuer applying all of the tests in Section 1.4 of NI43-101; and

11.
I consent to the filing of the Technical Report with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of the Technical Report.

Dated this 23rd August 2012 at Johannesburg, South Africa.

A.N.CLAY
M.Sc. (Geol.), M.Sc. (Min. Eng.), Dip. Bus. M.
Pr Sci Nat, MSAIMM, FAusIMM, FGSSA, MAIMA,
M.Inst.D., AAPG
MANAGING DIRECTOR

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Appendix 3 : Gold Market

Gold is produced in numerous countries, and for most of the past century until 2006, South Africa was the world’s largest gold producer. In March 2010 the South African Chamber of Mines released new statistics that indicate South Africa’s ranking as a global gold producer is now behind China, Australia Russia and the United States.

Global Reserves and Production

The United States Geological Survey (USGS) estimates global gold reserves and global gold production as summarised below:-

Estimated Global Gold Reserves - 2011

COUNTRY	RESERVES (t)
Australia	7,400
South Africa	6,000
Russia	5,000
Chile	3,400
United States	3,000
Indonesia	3,000
Brazil	2,400
Peru	2,000
China	1,900
Uzbekistan	1,700
Ghana	1,400
Mexico	1,400
Papua New Guinea	1,200
Canada	920
Other countries	10,000
WORLD TOTAL	50,720
Source : USGS (2011), George 2012

Estimated Global Gold Production 2009 - 2010

COUNTRY	2009 (t Au)	2010 (t Au)
China	320	345
Australia	222	255
United States	223	230
Russia	191	190
South Africa	198	190
Peru	182	170
Indonesia	130	120
Ghana	86	100
Canada	97	90
Uzbekistan	90	90
Brazil	60	65
Mexico	51	60
Papua New Guinea	66	60
Chile	41	40
Other countries	490	500
WORLD TOTAL	2,450	2,500
Source: USGS (2011) ,
George 2012

Global Supply and Demand

Gold’s primary use is in the jewellery industry, with several industrial uses, including in dentistry and electronics. A significant demand for gold is in the investment sector which accounts for approximately 35% of the demand for gold.

Gold demand in 2011 showed a year-on-year increase of 0.4% to 4,067.1t. While jewellery continued to be the most important end use for gold, making up some 48% of demand, the gold used in jewellery as a percentage of total gold usage fell as did the total tonnage of gold used in jewellery between 2010 and 2011. This was largely due to a drop in demand for gold jewellery in India, the country which has historically accounted for a third of global demand for jewellery as a result of fluctuations in the rupee(Street et al, 2011).

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Gold’s use in industrial applications, including in dentistry and electronics, was largely unchanged between 2010 and 2011. Despite fears that a weak global economy would influence gold’s use in semi-conductors, demand, in tonnage terms, for gold to be used in technology only reduced by ~3t (Street et al, 2011).

However, there was a significant change in the demand for gold for investment purposes, with investment demand as a percentage of total demand for gold increasing from 35% to 41%. For private investors, a decision to invest in gold is believed to lie in positive price expectations, the fact that low interest rates offer little returns from alternative investments; there was high inflation in many countries that resulted in investors turning to gold to protect their wealth; and concern that Eurozone instability may affect regional and global growth rates. Demand for gold bars and coins was particularly influenced by an increased desire to invest in gold, with ETFs and similar products experiencing a drop in demand on a year-on-year basis (Street et al, 2011).

Historically, supplies of gold have come from mine production, recycling and from sales of Central Bank gold.

Australia, South Africa, Russia, Chile, the United States and Indonesia each have above 3,000t of gold reserves, with a combined 55% of global reserves, according to the USGS (George, 2012). Of the African countries, South Africa has the second-largest number of global reserve tonnages, while Ghana ranks 11th in global gold reserve tonnages. Countries such as Mali, Tanzania, the Democratic Republic of Congo and Zimbabwe are among the African countries which are included in the ‘other countries’ classification provided by the USGS indicating that they are not among the top 14 countries in terms of gold reserves

Gold Price

The gold price has been experiencing a steady increase since 2001, with the average price increasing from USD271/oz in 2001 to USD1,200/oz at the end of 2010. The global financial crisis marked a strong upward trend starting in September 2008. In September 2009, gold reached the USD1,000/oz threshold, the primary driver of which was the devaluation of the USD, market concern over the effectiveness of the various financial stimulus packages and fears of inflation increases. The average annualised gold price volatility for the beginning of 2011 was lower than the historical average observed over the past twenty years (WGC 2011).

Market Outlook

There are significant changes to both supply and demand dynamics that are fundamentally altering the gold market

From a supply perspective, the high gold price has resulted in a number of significant mine producers ramping up production. This has led to gold mine production increasing, although this tended to be from existing operations rather than from new mines. The difficulty of making new gold finds, as well as the increases in costs associated with gold production, suggest that mine production increases are not sustainable in the long term (Street et al, 2012).

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Other factors influencing supply relate to recycling and to Central Banks: there appears to be a decreasing recycling trend, although this is not uniform throughout the world; and Central Banks are no longer contributing to global gold supplies and are instead purchasing gold, altering supply dynamics significantly.

From a demand perspective, jewellery demand has fallen in India, and has led analysts to suggest that China and India need to be viewed separately rather than linked together, as Asian economic powerhouses that will continue to grow, rather than seen as being influenced by individual factors.

This said, it is likely that China and India are also likely to be the leading drivers of gold consumption in future, although these countries’ gold demand growth rates may be influenced by slowing GDP growth and, in the case of India, fewer auspicious holidays in 2012 that require gold purchases as well as a currency that sometimes fluctuates quite widely.

The other change that has dominated the global gold demand landscape is the increasing demand for gold as an investment. Two divergent views on this issue have been suggested by analysts:-

•
it has been traditionally acknowledged that gold is favoured at times of turbulence and, since Eurozone stability is yet in the balance, some believe that gold’s bull run will continue as investors turn to it as a safe investment; but

•
there are others, notably the Financial Times, however, that suggest that the bull run is nearing its end because this has been supported unsustainably by loose monetary policies and inflationary worries. Those who believe that it is not necessarily the case that gold will continue to be in demand note that “the current absence of a major catalyst in the global economic system has set gold adrift on something of a windless ocean” (McKay, 2012).

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012

Appendix 4 : Mining Capital and Operational Costs

Table 41 : Mining Equipment Requirements and Costs

REQUIRED PER ANNUM	EQUIPMENT (USD per unit)	APPROXIMATE COST MAXIMUM NUMBER OF UNITS
80 t Excavator	800,000	5
50t Articulated Trucks	630,000	62
Tyres	8,300	372
Buldozers D375/D10	1,400,000	3
Water Tankers	360,000	2
Tyres	9,000	12
Graders	301,000	2
Tyres	2,800	<12
Rubber Wheel Dozers	843,000	3
Tyres	13,100	<12
Rubber Wheel Front End
Loaders	1,300,000	2
Tyres	13,000	<8
Impact Roller	130,000	1
Tyres	10,000	2
Top Hammer
Hydraulic Drills	772,000	8
102mm- 150mm range
TOTAL Mining equipment Capex (USDm) Case 1, 3,4		61.53
TOTAL Mining equipment Capex (USDm) Case 2		142.13
Light vehicle cost (USD)		5.00
Source : SMS 2011

Table 42 : Drill and Blast Costs

ITEM	102mm ORE	127mm WASTE
Relative Bulk Strength of Explosive	120	120
Rock Density	2.8t/m3	2.6t/ m3
Hole size	102mm	127mm
Explosives Density	1200kg/ m3 m	1200kg/ m3
Bench Height	10m	10m
Drilling Cost/m	6.96 USD/m	8.67 USD/m
Booster Cost 150g	3.05 USD	3.05 USD
Down the hole detonator cost	5.81 USD	5.81 USD
Surface Delay Detonator	0.085 USD	0.085 USD
Explosives Cost per kg	1.32 USD/kg	1.32 USD/kg
Calculated Explosives Charge per m	9,81 Kg/m	15.21 Kg/m
Geological Blast Factor	1	1
Burden	2.8m	3.6m
Spacing	3.4m	4.3m
Stemming	2m	2.5m
Sub drill	0.9m	1.1m
Cubic m per hole	95.2 m3/hole	154.8 m3/hole
Tons/hole	266.56 tons/hole	402.8 tons/hole
Explosives Charge per hole	87.3Kg	130.78 Kg
Technical Powder Factor	0.29kg/ton of rock	0.28 kg/ ton of rock
Hole Depth	10.9m	11.1m
Drilling Cost per hole	75.86 USD	96.23 USD
Explosives cost per hole	115.86USD	172.63 USD
Blasting cost per hole	124.19 USD	181.58USD
Drill and Blast cost per hole	200.05 USD	277.82 USD
Drill and Blast cost per cub m	2.10 USD/ m3	1.79 USD/ m3
Drill and Blast cost per ton	0.75 USD/t	0.69 USD/t
Timing Backwards	42 milliseconds	54 milliseconds
Timing Sideways	17 milliseconds	21.5 milliseconds
Source : SMS 2011

NI 43-101 ITR for the TRX Buckreef Project PEA, May 2012